BNP PARIBAS

05010874

G.D.F. Investor Relations
& Financial Information

M.GROUVEL
☎ 33-1.42.98.23.40
Fax 33-1.42.98.21.22

SEC MAIL PROCESSING SECTION
RECEIVED
AUG 29 2005
WASH, D.C.
183

8 August 2005

SUPPL

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
450 Fifth Street
Washington, DC 20549

Re : Information furnished pursuant to Rule 12g3-2b (1) (iii)
File n° 82-3757

Sirs,

In connection with the exemption granted to BNP PARIBAS (« the Company ») from the requirements of Section 12 (g) of the Securities Exchange Act of 1934, as amended (the « Exchange Act ») pursuant to Rule 12g3-2(b) under the Exchange Act (the « Rule »), File 82-3757, the Company encloses herewith the English version of its 2005 second quarter results.

We would be grateful if you could acknowledge receipt of the present document by returning to us the enclosed letter.

Sincerely yours,

PROCESSED
SEP 01 2005
THOMSON
FINANCIAL

dlw 8/31

Enclosure : Second quarter 2005 results press release,
Second quarter 2005 results slide show,
Unaudited Consolidated Financial Statements
Acknowledgement of receipt

BNP PARIBAS

RESULTS AS AT 30 JUNE 2005

PRESS RELEASE

3 August 2005

BNP PARIBAS

Paris, 3 August 2005

Results as at 30 June 2005

FIRST HALF 2005

SUBSTANTIAL RISE IN PROFITABILITY

- **NET INCOME GROUP SHARE** — **€3,176MN (+ 27.5%)**
- **ANNUALISED ROE AFTER-TAX** — **21.8% (+ 2.8 PTS)**

SECOND QUARTER 2005

A NEW RISE IN REVENUES AND NET INCOME

- **NET BANKING INCOME** — **€5,171MN (+3.3%)**
- **NET INCOME GROUP SHARE** — **€1,456MN (+4.7%)**

GOOD OPERATING PERFORMANCES
(THESE FIGURES DO NOT INCLUDE BNP PARIBAS CAPITAL)

- **NET BANKING INCOME** — **+ 6.5 %**
- **GROSS OPERATING INCOME** — **+ 3.7 %**
- **OPERATING INCOME** — **+ 14.5 %**

SHARP RISE IN ALL THE CORE BUSINESSES

- **RETAIL BANKING** — **NBI + 7.8 %**
- **ASSET MANAGEMENT AND SERVICES** — **NBI + 12.9 %**
- **CORPORATE AND INVESTMENT BANKING** — **NBI + 9.3 %**

* *All growth rates and comparisons indicated in this press release are on a comparable accounting standard basis, except where expressly otherwise provided. These figures are the result of a comparison of the second quarter and the first half 2005 results calculated on the basis of the IFRS accounting standards as adopted by the European Union for 2005 and a simulated restatement of second quarter and the first half 2004 applying the same standards. The corresponding simulated figures have not been audited. Figures for the second quarter 2004 and for the first half 2004, restated based on the applicable 2004 IFRS accounting standards, are also provided in the detailed annexes but*

On 2 August 2005, BNP Paribas' Board of Directors, chaired by Mr. Michel Pébereau, reviewed the Group's results for the second quarter of the year as well as the accounts for the first half of the year.

SHARP RISE IN PROFITABILITY.

BNP Paribas posted in the second quarter 5,171 million euros in quarterly net banking income, up 3.3% compared to the second quarter 2004. Not including BNP Paribas Capital [(1)], net banking income grew 6.5 %, operating expenses and depreciation 8.3%, and gross operating income 3.7%.

For the core businesses alone, net banking income grew 9.1%, with the following breakdown:

- Retail Banking: +7.8%
- Asset Management and Services: +12.9%
- Corporate and Investment Banking: +9.3%

This substantial growth in the core businesses is the combined result of organic growth and growth driven by acquisitions. Operating expenses and depreciation reflected this dynamic all the whilst remaining under control: up 7.8% compared to the second quarter 2004. The gross operating income of the core businesses rose 11.1%

The net addition to provisions (109 million euros) was 59.8% less than that in the second quarter 2004, in an environment that remained favourable in terms of risk.

The net income group share, 1,456 million euros, was up 4.7% compared to the second quarter 2004.

For the first half of the year as a whole, net income group share totalled 3,176 million euros (+27.5%), or a half-yearly net earnings per share of €3.84 (+31%). Annualised return on equity came to 21.8%, up 2.8 points compared to the first half of 2004.

A POWERFUL SALES AND MARKETING DRIVE IN ALL THE CORE BUSINESSES.

1. Retail Banking

The pre-tax income generated by Retail Banking grew to 950 million euros, up 19.5% compared to the second quarter 2004.

French Retail Banking (FRB)

The French banking network[(2)] posted net banking income (1,348 million euros) up 2.6% compared to the second quarter 2004. Fees grew 8.1% due in particular to the sharp rise in fees associated with savings and investment products (14.5%).

The greater volatility that the IFRS accounting standards brought about in variations in net interest revenue, due notably to the provision on home ownership savings plans and accounts, lead to a decline in the reported figure for this aggregate during the quarter: down 1% compared to the second quarter 2004. However, given the significant and profitable growth in FRB's business, a 5% growth trend is expected in the net banking income generated by the French banking network (excluding variations in

[1]) Based on IFRS accounting standards, capital gains realised on investments, in particular private equity investments, are to be included in net banking income. Insofar as BNP Paribas Capital's capital gains vary widely from one quarter to the next, it is important to analyse changes in net banking income and in gross operating income, excluding BNP Paribas Capital.

[2]) With 100% of Private Banking in France.

the home ownership savings plans and accounts provision) in the second half of the year, after a 5.5% rise reported in the first half of the year compared to +4% in 2004 and +3% in 2003.

Operating expenses and depreciation under control (+3.6%) resulted in a 66.9% cost/income ratio (+0.6 points). The cost of risk was down sharply (-38.2%) and operating income rose 7.7% compared to the second quarter 2004. After allocating one-third of French Private Banking's income to the AMS core business, FRB's pre-tax quarterly income thus rose 6.7% to 382 million euros compared to the second quarter 2004.

The core business continued to enjoy very good business performance in all areas:

- the pace of growth in the number of **individual** cheque and deposit accounts accelerated: +74,000 in the first half of the year compared to +63,800 in the first half of 2004. In the second quarter, outstanding mortgages jumped 22.4% and consumer loans rose 8.4% compared to their level in the second quarter 2004. Savings inflows grew substantially this quarter, notably in connection with life insurance (+28% compared to the second quarter 2004) and medium- and long-term mutual funds (+36% compared to the second quarter 2004);

- outstanding **business** loans also grew at a pace faster than the market average: +12.3% (compared to +5.2%) compared to the second quarter 2004, whilst observing the Group's profitability and risk criteria. Cross-selling value-added products and services to businesses was fast-growing, supported by the recently introduced business centres.

For the first half of the year as a whole, FRB's return on equity came to 31% (+3 points compared to the first half 2004).

International Retail Banking and Financial Services (IRFS)

IRFS is one of the core businesses driving the Group's growth. Its revenues grew 13.4% compared to the second quarter 2004 to 1,434 million euros driven by sustained organic growth (+5.2% assuming constant scope and exchange rates) and acquisitions made in 2004, especially in the US. Operating expenses and depreciation rose at a lesser pace (+11.3%, or 2.2% assuming constant scope and exchange rates), such that gross operating income rose 16.2% to 645 million euros and the cost/income ratio improved 1.1 points at 55.0%.

The cost of risk fell 25% to 117 million euros and the core business' pre-tax income soared to 568 million euros (+30.0%).

BancWest successfully completed the integration of Community First Bankshares and Union Safe Deposit Bank, two banks in the western part of the United States acquired in November 2004. This integration is generating the savings expected in 2005 (50 million dollars in cost savings). BankWest's quarterly pre-tax income thus totalled 239 million euros (+23.8%).

The shareholder and regulatory approval process for the new acquisition (Commercial Federal Corporation) is currently under way.

Cetelem continues to enjoy strong growth outside France (outstandings: +18.8% year-on-year) and to improve its combined ratio by cutting the cost of risk. Its quarterly pre-tax income, 155 million euros, soared (+29.2%). This dynamic will be supported notably by the joint control over Cofinoga, planned to be effective as of 30 September 2005 following the successful public offer for Galeries Lafayette.

Arval, BNP Paribas Lease Group and **UCB** continued their fast-paced growth in Europe. The recent acquisitions (ARMA in the Netherlands and Abbey National France) made an excellent contribution.

The quarterly pre-tax income of these three business lines came to a total of 116 million euros, up 8.4%.

The businesses operating in **emerging and overseas markets** posted sharply higher quarterly pre-tax income (+40.8% at 69 million euros). The Group launched business development programmes providing for the opening of over 200 branches between 2005 and 2007 in the Mediterranean basin, the Persian Gulf and in Turkey. The preliminary results are already visible both in terms of the core business' business activities and in terms of cross-selling in the Group's other business lines.

For the first half of the year as a whole, IRFS's return on equity came to 39% (+4 points compared to the first half 2004).

2. Asset Management and Services (AMS)

The AMS core business grew its net banking income 12.9% compared to the second quarter 2004, to 882 million euros. Each of AMS's business lines experience buoyant income growth: +8.6% for Wealth & Asset Management; +15.2% for Securities Services; +19.6% for Insurance. The core business thus confirmed its role as a driving force in the Group's growth.

In this growth dynamic, operating expenses and depreciation grew at a pace close to that of NBI: +12.8% and gross operating income, 326 million euros, rose 13.2%. The core business posted this quarter one-off non-operating income, such that pre-tax income, 375 million euros, soared 28.9%.

As at 30 June 2005, total assets under management by the business lines grouped together in the core business totalled 385.5 billion euros, or growth of 42.4 billion euros compared to 31 December 2004. This sharp rise is due notably to a record net new inflows during the first half of the year: 17 billion euros, close to double the amount recorded in the first half 2004, an annualised inflow rate of close to 10% of assets under management.

Wealth & Asset Management generated the bulk of these new inflows. During the first half of the year, this business specifically grew its share of assets associated with highly technical management services such as alternative, structured or tracker funds by 5.8 billion euros. The acquisition of FundQuest in the United States helped round out the Group's already substantial multimanagement business, making it a leader in this business, which is central to trends toward open architecture solutions.

The **Insurance** business line has continued its fast-paced growth. In the second quarter 2005, this business line brought in 2.2 billion euros in new personal savings assets in France. Unit-linked insurance products as a portion of the gross new asset inflows was vastly superior to the market average (31% compared to 21% as at 30 June 2005).

The **Securities Services** business line has continued its significant business development, both in the global custody services business and in the fund administration business. Assets under custody as at 30 June 2005, 2,698 billion euros, were up 18% compared to 30 June 2004.

For the first half of the year as a whole, AMS's return on equity was 36% (+2 points compared to the first half 2004).

3. Corporate and Investment Banking (CIB)

The Corporate and Investment Banking's business activities generated 1,568 million euros in net banking income, 9.3% better than second quarter 2004.

Compared to the second quarter 2004, the rise in operating expenses and depreciation was limited at 6.2% such that gross operating income rose up 13.7% to 664 million euros. The core business' cost/income ratio, 57.7%, already a benchmark level for this type of global business, fell a further 1.6 points.

The write-back of certain provisions during this quarter, in particular in the US, exceeded by 50 million euros the already low level of net additions to provisions.

The Corporate and Investment Banking's pre-tax income jumped 29.0% to 739 million euros.

These results, obtained despite a market environment less favourable than in the first quarter of the year, were driven by the leading positions the Group has gradually built up in high value added segments of the corporate and investment banking business.

This strong competitive position has translated into rankings by specialised agencies such as Thomson Financial and Dealogic. For example, BNP Paribas ranks global number 1 for project financing and global number 4 for syndicated credit arranger. The Group is also one of two global leaders in oil finance ("Best Trade Bank in Oil" by *Trade and Forfaiting Review)* and is resolutely capitalising on its recognised global expertise in derivative financial products, whether it be currency, interest rate, equity, fund or commodities derivatives.

As far as European markets are concerned, in the first half 2005 BNP Paribas ranked number 4 for all euro-denominated bond issues, number 6 for international sterling-denominated bonds, number 2 for convertible bonds, number 7 for equity issues and number 10 for mergers and acquisitions.

The **Financing** business line posted in the second quarter net banking income up sharply: +24.4%. Structured financing as well as the specialty business lines such as energy and commodities and project and export financing also contributed to this performance. This growth is obviously associated with a significant boost in assets, but the NBI/risk weighted assets ratio for the first half 2005, at 2.8%, is well within the usual fluctuation range, between 2.6% and 3.1% maximum achieved in the first half 2004[(3)].

The **Advisory & Capital Market** business line posted net banking income slightly down (-1.1%) compared to the second quarter 2004 due to less favourable conditions, in particular in debt markets. Given the market turbulence, the fixed income business managed to curb the fall in its revenue whilst equity derivatives enjoyed good growth in their business and their performance. Market risks remain relatively low.

For the first half of the year as a whole, CIB's return on equity was 34% (+2 points compared to the first half 2004).

BNP Paribas Capital

BNP Paribas Capital's pre-tax income totalled only €24 million euros compared to 174 million in the second quarter 2004. In fact, since the most important disposal during the quarter, Carbone Lorraine, was consolidated under IFRS accounting standards, the gains from the disposal were recorded as non-operating income.

For the first half of the year as a whole, BNP Paribas Capital's pre-tax income came to 448 million euros (+10.6%).

[3]) Excluding the one-time 50 million euros capital gains in the first quarter 2004.

The value of its portfolio, which increased due to the investment in Galeries Lafayette, was estimated as at 30 June 2005 to be €4.3 billion (compared to 3.8 billion as at 31 December 2004), of which €1.3 billion of unrealised capital gains (unchanged compared to 31 December 2004).

◆

BNP Paribas ranked top company in the eurozone (and 10th worldwide) for corporate governance by FTSE/ISS, who survey for the first time 2,000 listed companies in 24 countries using 60 weighted criteria.

◆

◆ ◆

Commenting on these results, Baudouin Prot, Chief Executive Officer, said, "The results of the second quarter of the year confirm that a powerful growth momentum has swept across all the Group's core businesses.

The first half of the year saw accelerated growth and a steep rise in the net earnings per share.

All the whilst operating a very sound business in France and in Europe, BNP Paribas is developing sources of further growth for the future in the United States and in other regions around the world with strong growth potential."

CONSOLIDATED PROFIT AND LOSS ACCOUNT

In millions of euros	2Q05	2Q05 / 2Q04 EU-IFRS	2Q05 / 1Q05	1H05	1H05 / 1H04 EU-IFRS
Net Banking Income	**5,171**	**+3.3%**	**-7.7%**	**10,774**	**+11.0%**
Operating Expenses and Dep.	-3,195	+8.2%	+1.7%	-6,338	+8.4%
Gross Operating Income	**1,976**	**-3.8%**	**-19.7%**	**4,436**	**+15.0%**
Provisions	-109	-59.8%	+5.8%	-212	-61.1%
Operating Income	**1,867**	**+4.7%**	**-20.8%**	**4,224**	**+27.5%**
Associated Companies	103	-4.6%	+41.1%	176	-8.8%
Other Non Operating Items	103	n.s.	n.s.	116	n.s.
Non Operating Items	**206**	**+63.5%**	**n.s.**	**292**	**+15.9%**
Pre-Tax Income	**2,073**	**+8.5%**	**-15.1%**	**4,516**	**+26.7%**
Tax Expense	-533	+23.1%	-13.9%	-1,152	+32.3%
Minority Interests	-84	-2.3%	-19.2%	-188	-6.9%
Net Income, Group Share	**1,456**	**+4.7%**	**-15.3%**	**3,176**	**+27.5%**
Cost / Income	**61.8%**	**+2.8 pt**	**+5.7 pt**	**58.8%**	**-1.4 pt**
Cost/Income without BNP Paribas Capital	**62.0%**	**+1.0 pt**	**+2.2 pt**	**60.9%**	**-0.8 pt**
ROE after Tax				21.8%	+2.8 pt

Excluding BNP Paribas Capital :
NBI : +6.5%
Operating Exp. and Dep. : +8.3%
GOI : +3.7%
Operating income : +14.5%

Changes calculated on the basis of 1Q04 figures simulated according to EU-IFRS (including IAS32, 39 and IFRS 4). This method has been applied throughout this document with the exception of pages 23 to 27 which show changes calculated on the basis of 2Q04 and 1H04 figures stated according to IFRS 2004 (excluding IAS 32, 39 and IFRS 4).

BNP Paribas : 1st half 2005

- Excellent Operating Performances (excluding BNP Paribas Capital)
  - Net Banking Income +10.0%
  - Gross Operating Income +12.4%
  - Operating Income +25.6%
  - Cost/Income 60.9% (-0.8 pt)
- Sharp Rise in Profitability
  - Net Income Group Share €3,176mn (+27.5%)
  - Annualised ROE after tax 21.8% (+2.8 pts)
- Stable Tier 1 ratio 7.5%

BNP Paribas : 2nd quarter 2005

- Limited capital gains under NBI generated from private equity and industrial portfolios
  - NBI of BNP Paribas Capital: €24mn compared to €174mn in 2Q04
  - Realised gains on the industrial portfolio of listed companies: -€1mn compared to €61mn in 2Q04
- Total core businesses
  - NBI: +9.1%
  - Operating Exp. & Deprec.: +7.8%
  - GOI: +11.1%

2ND QUARTER 2005 CORE BUSINESS RESULTS

In millions of euros	Retail Banking	AMS	CIB	BNP Paribas Capital	Other Activities	Group
Net Banking Income	**2,736**	**882**	**1,568**	**24**	**-39**	**5,171**
Var/2Q04 EU-IFRS	+7.8%	+12.9%	+9.3%	n.s.	n.s.	+3.3%
Var/1Q05	+2.8%	+8.5%	+0.1%	n.s.	n.s.	-7.7%
Operating Expenses and Dep.	-1,667	-556	-904	-5	-63	-3,195
Var/2Q04 EU-IFRS	+7.1%	+12.8%	+6.2%	-16.7%	+40.0%	+8.2%
Var/1Q05	+2.1%	+3.7%	-1.0%	-16.7%	+12.5%	+1.7%
Gross Operating Income	**1,069**	**326**	**664**	**19**	**-102**	**1,976**
Var/2Q04 EU-IFRS	+9.0%	+13.2%	+13.7%	n.s.	n.s.	-3.8%
Var/1Q05	+3.8%	+17.7%	+1.7%	n.s.	n.s.	-19.7%
Provisions	-159	-4	50	-1	5	-109
Var/2Q04 EU-IFRS	-29.0%	n.s.	n.s.	n.s.	n.s.	-59.8%
Var/1Q05	-10.2%	n.s.	+6.4%	n.s.	n.s.	+5.8%
Operating Income	**910**	**322**	**714**	**18**	**-97**	**1,867**
Var/2Q04 EU-IFRS	+20.2%	+12.2%	+28.4%	n.s.	n.s.	+4.7%
Var/1Q05	+6.7%	+17.5%	+2.0%	n.s.	n.s.	-20.8%
Associated Companies	37	0	-1	2	65	103
Other Items	3	53	26	51	-30	103
Pre-Tax Income	**950**	**375**	**739**	**71**	**-62**	**2,073**
Var/2Q04 EU-IFRS	+19.5%	+28.9%	+29.0%	n.s.	n.s.	+8.5%
Var/1Q05	+7.8%	+36.4%	+3.2%	n.s.	n.s.	-15.1%

In millions of euros	Retail Banking	AMS	CIB	BNP Paribas Capital	Other Activities	Group
Net Banking Income	**2,736**	**882**	**1,568**	**24**	**-39**	**5,171**
2Q04 EU-IFRS	2,538	781	1,435	174	79	5,007
1Q05	2,662	813	1,566	357	205	5,603
Operating Expenses and Dep.	-1,667	-556	-904	-5	-63	-3,195
2Q04 EU-IFRS	-1,557	-493	-851	-6	-45	-2,952
1Q05	-1,632	-536	-913	-6	-56	-3,143
Gross Operating Income	**1,069**	**326**	**664**	**19**	**-102**	**1,976**
2Q04 EU-IFRS	981	288	584	168	34	2,055
1Q05	1,030	277	653	351	149	2,460
Provisions	-159	-4	50	-1	5	-109
2Q04 EU-IFRS	-224	-1	-28	1	-19	-271
1Q05	-177	-3	47	0	30	-103
Operating Income	**910**	**322**	**714**	**18**	**-97**	**1,867**
2Q04 EU-IFRS	757	287	556	169	15	1,784
1Q05	853	274	700	351	179	2,357
Associated Companies	37	0	-1	2	65	103
2Q04 EU-IFRS	35	1	-3	42	33	108
1Q05	26	0	2	19	26	73
Other Items	3	53	26	51	-30	103
2Q04 EU-IFRS	3	3	20	12	-20	18
1Q05	2	1	14	7	-11	13
Pre-Tax Income	**950**	**375**	**739**	**71**	**-62**	**2,073**
2Q04 EU-IFRS	795	291	573	223	28	1,910
1Q05	881	275	716	377	194	2,443
Minority Interests	-9	-1	3	0	-77	-84
Tax Expense						-533
Pre-Tax Income						**1,456**

1H05 CORE BUSINESS RESULTS

In millions of euros	Retail Banking	AMS	CIB	BNP Paribas Capital	Other Activities	Group
Net Banking Income	**5,398**	**1,695**	**3,134**	**381**	**166**	**10,774**
Var/1H04 EU-IFRS	+9.2%	+14.8%	+9.6%	+49.4%	-1.8%	+11.0%
Operating Expenses and Dep.	-3,299	-1,092	-1,817	-11	-119	-6,338
Var/1H04 EU-IFRS	+7.2%	+16.2%	+6.6%	-26.7%	+11.2%	+8.4%
Gross Operating Income	**2,099**	**603**	**1,317**	**370**	**47**	**4,436**
Var/1H04 EU-IFRS	+12.6%	+12.5%	+14.0%	+54.2%	-24.2%	+15.0%
Provisions	-336	-7	97	-1	35	-212
Var/1H04 EU-IFRS	-22.6%	n.s.	n.s.	n.s.	n.s.	-61.1%
Operating Income	**1,763**	**596**	**1,414**	**369**	**82**	**4,224**
Var/1H04 EU-IFRS	+23.3%	+12.5%	+31.5%	+51.9%	n.s.	+27.5%
Associated Companies	63	0	1	21	91	176
Other Non Operating Items	5	54	40	58	-41	116
Pre-Tax Income	**1,831**	**650**	**1,455**	**448**	**132**	**4,516**
Var/1H04 EU-IFRS	+22.0%	+22.0%	+32.0%	+10.6%	n.s.	+26.7%
Minority Interests	-22	-1	1	-2	-164	-188
Pre-Tax Income						-1,152
Net Income, Group share						**3,176**
ROE after tax						21.8%

BOOK VALUE PER SHARE
(in euros)


39.0
41.6
1 Jan. 2005
EU-IFRS
30 June 2005

Group share of net equity not re-evaluated divided by the number of shares outstandings | *Valuation reserves*

EARNINGS PER SHARE
(in euros)


+30%
2.95
3.84
1H04
EU-IFRS
1H05

EPS undiluted, calculated based on the average number of shares outstanding

RETAIL BANKING

In millions of euros	2Q05	2Q05 / 2Q04 EU-IFRS	2Q05 / 1Q05	1H05	1H05 / 1H04 EU-IFRS
Net Banking Income	**2,736**	**+7.8%**	**+2.8%**	**5,398**	**+9.2%**
Operating Expenses and Dep.	-1,667	+7.1%	+2.1%	-3,299	+7.2%
Gross Operating Income	**1,069**	**+9.0%**	**+3.8%**	**2,099**	**+12.6%**
Provisions	-159	-29.0%	-10.2%	-336	-22.6%
Operating Income	**910**	**+20.2%**	**+6.7%**	**1,763**	**+23.3%**
Associated Companies	37	+5.7%	+42.3%	63	+5.0%
Other Non Operating Items	3	+0.0%	+50.0%	5	-54.5%
Pre-Tax Income	**950**	**+19.5%**	**+7.8%**	**1,831**	**+22.0%**
Cost / Income	60.9%	-0.4 pt	-0.4 pt	61.1%	-1.2 pt
Allocated Equity (Ebn)				10.5	+9.5%
Pre-Tax ROE				35%	+4 pt

QUARLERTLY NET BANKING INCOME
(in €mn)


2,404
2,538
2,528
2,519
2,662
2,736
1Q04
2Q04
3Q04
4Q04
1Q05
2Q05

FRENCH RETAIL BANKING*

In millions of euros	2Q05	2Q05 / 2Q04 EU-IFRS	2Q05 / 1Q05	1H05	1H05 / 1H04 EU-IFRS
Net Banking Income	**1,348**	**+2.6%**	**-0.1%**	**2,698**	**+5.5%**
Incl. Commissions	*562*	*+8.1%*	*-0.5%*	*1,127*	*+7.0%*
Incl. Interest Margin	*786*	*-1.0%*	*+0.1%*	*1,571*	*+4.5%*
Operating Expenses and Dep.	-902	+3.6%	+0.8%	-1,797	+3.5%
Gross Operating Income	**446**	**+0.7%**	**-2.0%**	**901**	**+9.7%**
Provisions	-42	-38.2%	-4.5%	-86	-35.8%
Operating Income	**404**	**+7.7%**	**-1.7%**	**815**	**+18.6%**
Non Operating Items	0	n.s.	n.s.	0	n.s.
Pre-Tax Income	**404**	**+7.7%**	**-1.7%**	**815**	**+18.6%**
Income Attributable to AMS	-22	+29.4%	+0.0%	-44	+22.2%
Pre-Tax Income of French Retail Bkg	**382**	**+6.7%**	**-1.8%**	**771**	**+18.4%**
Cost / Income	66.9%	+0.6 pt	+0.6 pt	66.6%	-1.3 pt
Allocated Equity (Ebn)				5.0	+8.5%
Pre-Tax ROE				31%	+3 pt

*Including 100% of French private banking for NBI to Pre-Tax Income lines.

- Continued buoyant business activity reported in 1Q05
  - Fees: +8.1%/2Q04 (including +14.5% on investment funds and transactions)
  - Net interest margin:
    - continued growth in profitable outstanding loans and assets on deposits
    - quarterly volatility in the *Home Ownership Savings Plans and Accounts* provision
- NBI Growth Trend:
  - 5% growth forecast in 2H05
- Confirmed decline in cost of risk: 22 bp in 2Q05 (39 bp in 2Q04 and 23 bp in 1Q05)

FEES *(in millions of euros)*


533
520
537
536
565
562
182.2
167.5
161.7
167.7
197.6
351.0
352,5
375.0
367.9
367.2
370.7
1Q04
2Q04
3Q04
4Q04
1Q05
2Q05

%Change 2Q05 vs. 2Q04

Fees : +8.1%

Fees on investment funds and transactions : +14.5%

Other banking transactions : +5.2%

Including 100% of French private banking

LOANS, DEPOSITS AND FUNDS UNDER MANAGEMENT

In billions of euros	Outstandings 2Q05	%Change 1 year 2Q05/2Q04	%Change 1 quarter 2Q05/1Q05	Outstandings 1H05	%Change 1 year 1H05/1H04
LENDINGS (1)					
Total Loans	**86.3**	**+15.2%**	**+2.9%**	**85.1**	**+15.3%**
Individual Customers	43.7	+19.9%	+4.2%	42.8	+19.7%
Incl. Mortgages	36.7	+22.4%	+4.6%	35.9	+22.3%
Incl. Consumer Lending	6.9	+8.4%	+2.4%	6.8	+7.9%
Corporates	39.6	+12.3%	+2.3%	39.2	+12.6%
DEPOSITS and SAVINGS (1)	**77.0**	**+4.6%**	**+1.5%**	**76.4**	**+4.9%**
Cheque and Current Accounts	31.6	+4.6%	+1.8%	31.3	+4.9%
Savings Accounts	37.9	+6.0%	+0.8%	37.8	+6.5%
Market Rate Deposits	7.5	-2.0%	+3.7%	7.4	-2.8%
FUNDS UNDER MANAGEMENT (2)					
Life Insurance	43.4	+13.5%	+3.6%	43.4	+13.5%
Mutual Funds (3)	61.8	+6.1%	+2.7%	61.8	+6.1%

(1) Average cash Outstandings (2) Outstandings at the end of the period
(3) These statistics do not include mutual funds assets registered in Luxembourg (PARVEST)

INDIVIDUAL CUSTOMERS :

- Increase in the number of individual cheque and deposit accounts


+45,700
+54,000
+63,800
+74,000
1H02
1H03
1H04
1H05

- Sustained growth in loans outstanding
  - Mortgage lending: +22.4%/2Q04, growth comparable to that in 1G05
  - Consumer lending: +8.4%/2Q04, growth greater than that in 1Q05

- Very strong performance in savings inflows in 2Q05
  - Life insurance: €1.7bn, +28%/2Q04
  - Mutual funds: €1.2bn, +36%/2Q04

CUSTOMER SEGMENT :

- 12.3% growth in outstanding loans compared to 2Q04, better than the market average (5.2%)
  - continued to apply the same profitability and risk criteria

OUTSTANDING BUSINESS LOANS (IN €BN)


40.8
40.0
38.8
38.3
37.7
36.4
34.9
33.8
34.3
35.3
36.5
37.8
38.7
39.6
1Q02
2Q02
3Q02
4Q02
1Q03
2Q03
3Q03
4Q03
1Q04
2Q04
3Q04
4Q04
1Q05
2Q05

- Cross-selling still growing strong across all the business lines
  - interest and exchange rate derivatives: +40%/1H04
  - structured financing: +60%/1H04

INTERNATIONAL RETAIL BANKING AND FINANCIAL SERVICES

A fast growing core business (NBI +13.4%/2Q04)

- A leader in financial services in Europe
- A strong presence in banking in the western United States
- Sources of additional growth in promising regions

In millions of euros	2Q05	2Q05 / 2Q04 EU-IFRS	2Q05 / 1Q05	1H05	1H05 / 1H04 EU-IFRS
Net Banking Income	**1,434**	**+13.4%**	**+5.7%**	**2,791**	**+13.3%**
Operating Expenses and Dep.	-789	+11.3%	+3.8%	-1,549	+11.8%
Gross Operating Income	**645**	**+16.2%**	**+8.0%**	**1,242**	**+15.1%**
Provisions	-117	-25.0%	-12.0%	-250	-16.7%
Operating Income	**528**	**+32.3%**	**+13.8%**	**992**	**+27.3%**
Associated Companies	37	+5.7%	+42.3%	63	+5.0%
Other Non Operating Items	3	+0,0%	+50.0%	5	-54.5%
Pre-Tax Income	**568**	**+30.0%**	**+15.4%**	**1,060**	**+24.7%**
Cost / Income	55.0%	-1.1 pt	-1.0 pt	55.5%	-0.7 pt
Allocated Equity (Ebn)				5.5	+10.4%
Pre-Tax ROE				39%	+4 pt

At constant scope and exchange rates: NBI: +5.2%, Operating expenses: +2.2% ; GOI: +8.8% (2Q05/2Q04)

BANCWEST

BancWest and its subsidiaries' contribution to the IRFS core business

In millions of euros	2Q05	2Q05 / 2Q04 EU-IFRS	2Q05 / 1Q05	1H05	1H05 / 1H04 EU-IFRS
Net Banking Income	**454**	**+19.2%**	**+8.6%**	**872**	**+16.0%**
Operating Expenses and Dep.	-212	+18.4%	+1.9%	-420	+19.7%
Gross Operating Income	**242**	**+19.8%**	**+15.2%**	**452**	**+12.7%**
Provisions	-4	-55.6%	-63.6%	-15	-40.0%
Operating Income	**238**	**+23.3%**	**+19.6%**	**437**	**+16.2%**
Associated Companies	0	n.s.	n.s.	0	n.s.
Other Non Operating Items	1	n.s.	n.s.	0	n.s.
Pre-Tax Income	**239**	**+23.8%**	**+20.7%**	**437**	**+16.2%**
Cost / Income	46.7%	-0.3 pt	-3.1 pt	48.2%	+1.5 pt
Allocated Equity (Ebn)				1.8	+18.8%
Pre-Tax ROE				49%	-1 pt

At constant scope and exchange rates:	*2Q05/2Q04*
NBI	*+ 1.1%*
Operating Exp. and Dep.	*- 2.6%*
Gross Operating Income	*+ 4.6%*
Pre-Tax Income	*+ 8.0%*

- Pre-tax income: €239mn, + 23.8%/2Q04 (+8.0% at constant scope and exchange rates)
  - erosion of the interest margin rate (3.66% in 2Q05 compared to 3.88% in 2Q04) due to the flattening of the yield curve
  - fast-growing business: +24.9% on lending (+9.2% at constant scope) and +23.8% on deposits (+8.2% at constant scope)
  - decline in the cost of risk
    - NPLs/Loans: 0.42% compared to 0.52% at 30 June 2004
- Successful integrations of Community First and Union Safe Deposit
  - achieved the cost savings forecast ($50mn in 2005)
- Acquisition* of Commercial Federal Corporation
  - 198 branches. 850 000 accounts

CETELEM

Cetelem and its subsidiaries' contribution to the IRFS core business

In millions of euros	2Q05	2Q05 / 2Q04 EU-IFRS	2Q05 / 1Q05	1H05	1H05 / 1H04 EU-IFRS
Net Banking Income	**452**	**+4.1%**	**+0.2%**	**903**	**+6.6%**
Operating Expenses and Dep.	-238	+6.3%	+3.0%	-469	+7.1%
Gross Operating Income	**214**	**+1.9%**	**-2.7%**	**434**	**+6.1%**
Provisions	-96	-22.0%	-9.4%	-202	-12.9%
Operating Income	**118**	**+35.6%**	**+3.5%**	**232**	**+31.1%**
Associated Companies	36	+9.1%	+50.0%	60	+7.1%
Other Non Operating Items	1	n.s.	n.s.	1	-83.3%
Pre-Tax Income	**155**	**+29.2%**	**+12.3%**	**293**	**+22.6%**
Cost / Income	52.7%	+1.1 pt	+1.5 pt	51.9%	+0.2 pt
Allocated Equity (Ebn)				1.6	+3.0%
Pre-Tax ROE				38%	+6 pt

- Pre-tax income: €155mn, +29.2%/2Q04
- Substantial improvement in the combined ratio
- Joint control of Cofinoga* planned, effective 30/09/05 (over €400mn in NBI for the full year**)

** Public over on Galeries Lafayette finalised and approvals from the French banking and financial regulator, CECEI, and from French competition regulator obtained*
***based on 2004 data*

COMBINED RATIO (in %)
(Operating expenses and depreciation + cost of risk)/NBI


78.2
80.0
77.5
76.8
74.7
73.9
1Q04 2Q04 3Q04 4Q04 1Q05 2Q05

OUTSTANDINGS OUTSIDE FRANCE
(in billions of euros, end of period)


11.5
11.9
12.3
13.0
13.3
14.2
1Q04 2Q04 3Q04 4Q04 1Q05 2Q05

OTHER FINANCIAL SERVICES

ARVAL Une société de BNP PARIBAS — BNP PARIBAS LEASE GROUP — UCB Une société de BNP PARIBAS

- Pre-tax income: €116mn, +8.4%/2T04
- Excellent contributions from Arma and Abbey National France, acquisitions completed in 2004

EMERGING MARKETS

- Pre-tax income: €69 M€, +40.8%/2Q04 (+26.5% at constant scope and exchange rates)
- Strong commercial development since the beginning of 2005
  - Turkey (TEB): opened 3 Trade Centres and 14 branches
  - Maghreb: opened 18 branches

FINANCIAL SERVICES – MANAGED OUTSTANDINGS

In billions of euros	June-05	March-05	%Change 1 quarter /March-05	June-04	%Change 1 year / June-04
CETELEM	**33.5**	**32.4**	**+3.3%**	**31.2**	**+7.5%**
France	19.3	19.1	+1.0%	19.2	+0.4%
Outside France	14.2	13.3	+6.6%	11.9	+18.8%
BNP Paribas Lease Group MT (1)	**14.9**	**14.7**	**+1.5%**	**15.8**	**-5.9%**
France	10.9	10.8	+0.8%	12.3	-11.5%
Europe (excluding France)	4.0	3.9	+3.6%	3.5	+13.9%
UCB Individuals (1,2)	**25.1**	**23.7**	**+6.0%**	**17.2**	**+46.0%**
France Individuals	14.5	14.0	+3.7%	9.5	+52.1%
Europe (excluding France)	10.6	9.7	+9.5%	7.7	+38.4%
Long Term Leasing with Services (3)	**5.9**	**5.3**	**+10.3%**	**5.4**	**+9.0%**
France	2.0	1.8	+11.3%	1.6	+20.2%
Europe (excluding France)	3.9	3.5	+9.8%	3.7	+4.1%
Arval					
Total Managed Vehicles (in thousands)	**602**	**601**	**+0.2%**	**612**	**-1.5%**
includind financed vehicles	451	439	+2.9%	421	+7.3%

(1) Transfer of BPLG residential real estate oustandings of BNP Paribas Invest Immo to UCB from 31.12.04. (€1.5 bn)

(2) Including Abbey National France outstandings from 31.03.05 (€ 2.6 bn).

(3) Estimates. 2004 figures have been modified according to IAS 17.

ASSET MANAGEMENT AND SERVICES

In millions of euros	2Q05	2Q05 / 2Q04 EU-IFRS	2Q05 / 1Q05	1H05	1H05 / 1H04 EU-IFRS
Net Banking Income	**882**	**+12.9%**	**+8.5%**	**1,695**	**+14.8%**
Operating Expenses and Dep.	-556	+12.8%	+3.7%	-1,092	+16.2%
Gross Operating Income	**326**	**+13.2%**	**+17.7%**	**603**	**+12.5%**
Provisions	-4	n.s.	n.s.	-7	n.s.
Operating Income	**322**	**+12.2%**	**+17.5%**	**596**	**+12.5%**
Associated Companies	0	n.s.	n.s.	0	n.s.
Other Non Operating Items	53	n.s.	n.s.	54	n.s.
Pre-Tax Income	**375**	**+28.9%**	**+36.4%**	**650**	**+22.0%**
Cost / Income	63.0%	-0.1 pt	-2.9 pt	64.4%	+0.7 pt
Allocated Equity (Ebn)				3.6	+14.2%
Pre-Tax ROE				36%	+2 pt

ASSETS UNDER MANAGEMENT*
In billions of euros


385.5
+€42.4bn
343.1
Private Banking and Cortal Consors
117.2
Net asset inflow €17.0bn
133.3
Performance effect. Exchange and others €25.4bn
Asset Management
147.4
167.0
Insurance
78.5
85.2
31 December 2004
30 June 2005

<u>Including cross-selling between the business lines within AMS</u>
Total Assets under Management:
+12.4% / 31 Decembre 2004
Net new inflows in 1H05 : 17.0bn (€8.7 bn in 1H04), +9.9%** of assets under management

***annualised rate*

<u>Excluding cross-selling between the business lines within AMS</u>
Total assets under management: €324.3bn as at 30 June 2005 compared to €292.1bn as at 31 December 2004

NET NEW INFLOWS* IN 2Q05 : €7.2BN,
In billions of euros


Insurance
1.7
2.5
Private banking and Cortal Consors
3.0
Asset Management

** including cross-selling between the business lines within AMS*

Net new inflows excluding cross-selling between the business lines within AMS:
€5.4bn in 2Q05 compared to €2.6bn in 2Q04

TOTAL ASSETS UNDER MANAGEMENT *
In billions of euros


385.5
361.4
343.1
339.4
335.7
335.2
Private Banking and Cortal Consors
114.6
115.8
116.1
117,2
125,7
133.3
Assets Management
147.1
144.7
146.5
147.4
154.0
167.0
Insurance
73.5
75.2
76,8
78.5
81.7
85.2
31.03.04
30.06.04
30.09.04
31.12.04
31.03.05
30.06.05

* *including cross-selling between the business lines within AMS*

WEALTH AND ASSET MANAGEMENT

WAM = Private Banking + Asset Management + Cortal Consors + Real Estate Services

In millions of euros	2Q05	2Q05 / 2Q04 EU-IFRS	2Q05 / 1Q05	1H05	1H05 / 1H04 EU-IFRS
Net Banking Income	**442**	**+8.6%**	**+8.1%**	**851**	**+13.0%**
Operating Expenses and Dep.	-301	+8.3%	+3.1%	-593	+15.6%
Gross Operating Income	**141**	**+9.3%**	**+20.5%**	**258**	**+7.5%**
Provisions	0	n.s.	n.s.	0	n.s.
Operating Income	**141**	**+7.6%**	**+20.5%**	**258**	**+8.4%**
Associated Companies	0	n.s.	n.s.	0	n.s.
Other Non Operating Items	1	n.s.	n.s.	2	n.s.
Pre-Tax Income	**142**	**+5.2%**	**+20.3%**	**260**	**+7.9%**
Cost / Income	68.1%	-0.2 pt	-3.3 pt	69.7%	+1.6 pt
Allocated Equity (Ebn)				1.0	+4.2%

- Multimanagement : built a leader in the US and in Europe with close to $30bn in assets under management
  - acquisition of FundQuest* in the US, an open architecture solutions provider: $10bn in assets under management

  **Closing scheduled for 3Q05. Figures not incorporated in the business and results.*
- Alternative and structured management: continued growth in assets

ASSET MANAGEMENT – BREAKDOWN BREAKDOWN OF ASSETS UNDER MANAGEMENT


31/12/04
Monetary 31%
Bonds 31%
Equity 15%
Diversified 10%
Structured, alternative & index-based 13%
30/06/05
Monetary 30%
Bonds 29%
Equity 17%
Diversified
Structured, alternative & index-based 15%

ALTERNATIVE AND STRUCTURED PRODUCTS OUTSTANDINGS
(in €bn)


12.8
15.4
19.4
25.2
31.12.02
31.12.03
31.12.04
30.06.05

INSURANCE

In millions of euros	2Q05	2Q05 / 2Q04 EU-IFRS	2Q05 / 1Q05	1H05	1H05 / 1H04 EU-IFRS
Net Banking Income	**250**	**+19.6%**	**+5.5%**	**487**	**+19.4%**
Operating Expenses and Dep.	-114	+22.6%	+2.7%	-225	+20.3%
Gross Operating Income	**136**	**+17.2%**	**+7.9%**	**262**	**+18.6%**
Provisions	-4	n.s.	n.s.	-7	n.s.
Operating Income	**132**	**+16.8%**	**+7.3%**	**255**	**+17.5%**
Associated Companies	0	n.s.	n.s.	0	n.s.
Other Non Operating Items	52	n.s.	n.s.	52	n.s.
Pre-Tax Income	**184**	**+62.8%**	**+49.6%**	**307**	**+41.5%**
Cost / Income	45.6%	+1.1 pt	-1.2 pt	46.2%	+0.4 pt
Allocated Equity (Ebn)				2.2	+11.9%

QUARTERLY NBI *(in €mn)*


199
209
218
241
237
250
1Q04 2Q04 3Q04 4Q04 1Q05 2Q05

- France
  - gross inflow of individual savings assets: €2.2bn, +22%/2Q04
  - 31% gross inflow of unit-linked insurance assets as at 30.06.05 (compared to 21% for the market)
- Outside France
  - savings assets: €4.9bn, +17%/2Q04

SECURITIES SERVICES

In millions of euros	2Q05	2Q05 / 2Q04 EU-IFRS	2Q05 / 1Q05	1H05	1H05 / 1H04 EU-IFRS
Net Banking Income	**190**	**+15.2%**	**+13.8%**	**357**	**+13.3%**
Operating Expenses and Dep.	-141	+15.6%	+6.0%	-274	+14.2%
Gross Operating Income	**49**	**+14.0%**	**+44.1%**	**83**	**+10.7%**
Provisions	0	n.s.	n.s.	0	n.s.
Operating Income	**49**	**+14.0%**	**+44.1%**	**83**	**+10.7%**
Associated Companies	0	n.s.	n.s.	0	n.s.
Other Non Operating Items	0	n.s.	n.s.	0	n.s.
Pre-Tax Income	**49**	**+14.0%**	**+44.1%**	**83**	**+10.7%**
Cost / Income	74.2%	+0.3 pt	-5.4 pt	76.8%	+0.6 pt
Allocated Equity (Ebn)				0.4	+80.9%

ASSETS UNDER CUSTODY (end of period)
In billions of euros


2,279
2,291
2,383
2,473
2,621
2,698
1Q04 2Q04 3Q04 4Q04 1Q05 2Q05

Sustained growth in business

- assets under custody: +18%/30.06.04
- number of transactions: +17%/2Q04

CORPORATE AND INVESTMENT BANKING

In millions of euros	2Q05	2Q05 / 2Q04 EU-IFRS	2Q05 / 1Q05	1H05	1H05 / 1H04 EU-IFRS
Net Banking Income	**1,568**	**+9.3%**	**+0.1%**	**3,134**	**+9.6%**
Operating Expenses and Dep.	-904	+6.2%	-1.0%	-1,817	+6.6%
Gross Operating Income	**664**	**+13.7%**	**+1.7%**	**1,317**	**+14.0%**
Provisions	50	n.s.	+6.4%	97	n.s.
Operating Income	**714**	**+28.4%**	**+2.0%**	**1,414**	**+31.5%**
Associated Companies	-1	n.s.	n.s.	1	n.s.
Other Non Operating Items	26	n.s.	+85.7%	40	+48.1%
Pre-Tax Income	**739**	**+29.0%**	**+3.2%**	**1,455**	**+32.0%**
Cost / Income	57.7%	-1.6 pt	-0.6 pt	58.0%	-1.6 pt
Allocated Equity (Ebn)				8.7	+26.3%
Pre-Tax ROE				34%	+2 pt

- Sustained growth in GOI: +13.7% / 2Q04
  - A benchmark cost/income ratio

FINANCING BUSINESSES

In millions of euros	2Q05	2Q05 / 2Q04 EU-IFRS	2Q05 / 1Q05	1H05	1H05 / 1H04 EU-IFRS
Net Banking Income	**724**	**+24.4%**	**+15.8%**	**1,349**	**+18.5%**
Operating Expenses and Dep.	-280	+14.3%	+7.7%	-540	+11.3%
Gross Operating Income	**444**	**+31.8%**	**+21.6%**	**809**	**+23.9%**
Provisions	50	n.s.	+6.4%	97	n.s.
Operating Income	**494**	**+56.8%**	**+19.9%**	**906**	**+56.7%**
Non Operating Items	9	+50.0%	+80.0%	14	+27.3%
Pre-Tax Income	**503**	**+56.7%**	**+20.6%**	**920**	**+56.2%**
Cost / Income	38.7%	-3.4 pt	-2.9 pt	40.0%	-2.6 pt
Allocated Equity (Ebn)				5.9	+38.3%

- Another sharp rise in income and results
  - NBI: €724mn, +24.4%/2Q04
- Fairly stable NBI/RWA ratio beyond the spread fluctuations


2.6%
2.9%
2.8%
2.8%
2.8%
3.0%
2.7%
2.9%
3.1%*
2.6%
2.8%
French GAAP
EU-IFRS (simulations for 2004)
1H00
2H00
1H01
2H01
1H02
2H02
1H03
2H03
1H04
2H04
1H05

** excluding exceptional capital gains realised in 1Q04*

- Few new provisions and some provision write-backs mainly in the US

ADVISORY AND CAPITAL MARKETS

In millions of euros	2Q05	2Q05 / 2Q04 EU-IFRS	2Q05 / 1Q05	1H05	1H05 / 1H04 EU-IFRS
Net Banking Income	**844**	**-1.1%**	**-10.3%**	**1,785**	**+3.7%**
Operating Expenses and Dep.	-624	+3.0%	-4.4%	-1,277	+4.7%
Gross Operating Income	**220**	**-10.9%**	**-23.6%**	**508**	**+1.2%**
Provisions	0	n.s.	n.s.	0	n.s.
Operating Income	**220**	**-8.7%**	**-23.6%**	**508**	**+2.2%**
Associated Companies	-1	n.s.	n.s.	1	n.s.
Other Non Operating Items	17	n.s.	+88.9%	26	+62.5%
Pre-Tax Income	**236**	**-6.3%**	**-21.1%**	**535**	**+4.3%**
Cost / Income	73.9%	+2.9 pt	+4.5 pt	71.5%	+0.7 pt
Allocated Equity (Ebn)				2.8	+6.9%

- NBI: €844mn, -1.1%/2T04
  - customer business broadly sustained
- Fixed Income: limited decline in revenues during a period of market turbulences
- Equities and advisory: growth in business and in income
- VaR maintained at a low level: €25mn on average in 2Q05 (€29mn in 2004)


Total
56 32 40 28 23 38 22 22 25 28 27 19 19 36
Commodities
Change and others
Equities
Interest Rate
Credit
Netting
Average VaR
In mn €
29.03.02
28.06.02
30.09.02
31.12.02
31.03.03
30.06.03
30.09.03
31.12.03
31.03.04
30.06.04
30.09.04
31.12.04
31.03.05
30.06.05

Inclusion in 4Q03 of " credit" risk, previously included and netted in "interest rate" risk
(Diagram: last market trading day of the period)

BNP PARIBAS CAPITAL

In millions of euros	2Q05	2Q04 EU-IFRS	1Q05	1H05	1H04 EU-IFRS
Net Banking Income	**24**	**174**	**357**	**381**	**255**
Operating Expenses and Dep.	-5	-6	-6	-11	-15
Gross Operating Income	**19**	**168**	**351**	**370**	**240**
Provisions	-1	1	0	-1	3
Operating Income	**18**	**169**	**351**	**369**	**243**
Associated Companies	2	42	19	21	81
Other Non Operating Items	51 *	12	7	58	81
Pre-Tax Income	**71**	**223**	**377**	**448**	**405**
Allocated Equity (Ebn)				1.2	1.1

*Carbone Lorraine capital gains (€52mn) booked as gains on the disposal of an associated company

- Portfolio estimated value as at 30 June 05 :
  - €4.3bn (€3.8bn* as at 31 Dec. 04)
- Unrealised capital gains as at 30 June 05 :
  - €1.3bn (€1.3bn* as at 31 Dec. 04)

** restated figures in EU-IFRS*

BNP PARIBAS GROUP

	30 June 05	1st Jan. 05
Group share of net equity not re-evaluated	**31.1**	**28.8**
Valuation Reserve	**4.3**	**3.6**
Total Capital ratio (a)	**10.6%**	**10.1%**
Tier One ratio (a)	**7.5%**	**7.5%**

(a) As at 30 June 2005, based on estimated Risk Weighted Assets of E362.7 bn.

RATINGS

S&P	**AA**	Stable Outlook	Rating upgraded to Aa on 06/07/2004
Moody's	**Aa2**	Stable Outlook	Rating upgraded to Aa2 on 19/02/2002
Fitch	**AA**	Stable Outlook	Rating upgraded to AA on 28/11/2001

NUMBER OF SHARES

in millions	**1H04**	**2004**	**1H05**
Number of Shares (end of period)	878.6	884.7	871.2
Number of Shares excluding Treasury Shares (end of period)	832.5 *	833.0 *	825.5
Average number of Shares outstanding excluding Treasury Shares	847.6 *	840.5 *	828.0

** French GAAP*

EARNINGS PER SHARE

In euros	**2003 ***	**2004 ***
Earning Per Share (EPS)	4.31	5.55
Diluted Earning Per Share (Diluted EPS)	4.28	5.53

In euros	**1H04 ****	**1H05**
Earning Per Share (EPS)	2.95	3.84
Diluted Earning Per Share (Diluted EPS)	2.94	3.82

** French GAAP   ** EU-IFRS simulation*

GEOGRAPHIC BREAKDOWN OF COMMITMENTS

Gross lending + off balance sheet commitments, unweighted : €549bn as at 30.06.05



Asia-Pacific 5%
Japan 1%
Other European Countries 6%
Africa & Middle East 3%
France 40%
Latin America 3%
BancWest 7%
North America (excl. BancWest) 15%
European Economic Area 20%

BREAKDOWN OF COMMITMENTS BY INDUSTRY

Gross lending + off balance sheet commitments, unweighted : €549bn as at 30.06.05



Capital goods 2%
Private Individuals 30%
Materials 2%
Mining 3%
Leisure 1%
B2B 4%
Utilities 1%
Manufacturing 1%
Telecoms 1%
Transportation 3%
Real Estate 3%
Technology 1%
Food 3%
Insurance 2%
Household appliances 2%
Automotive 2%
Energy 2%
Others <1% each 4%
Sovereign, Local govt. and Finance 17%
Retailers 4%
Wholesalers 7%
Chemicals 3%
Construction 2%

COMPARISONS
2Q05 EU-IFRS / 2Q04 IFRS 2004 ET 1H05 EU-IFRS / 1H04 IFRS 2004

GROUP

In millions of euros	2Q05	2Q04 IFRS 2004	2Q05 / 2Q04 IFRS 2004	1H05	1H04 IFRS 2004	1H05/ 1H04 IFRS 2004
Net Banking Income	**5,171**	**4,968**	**+4.1%**	**10,774**	**9,775**	**+10.2%**
Operating Expenses and Dep.	-3,195	-2,957	+8.0%	-6,338	-5,851	+8.3%
Gross Operating Income	**1,976**	**2,011**	**-1.7%**	**4,436**	**3,924**	**+13.0%**
Provisions	-109	-217	-49.8%	-212	-463	-54.2%
Operating Income	**1,867**	**1,794**	**+4.1%**	**4,224**	**3,461**	**+22.0%**
Associated Companies	103	108	-4.6%	176	194	-9.3%
Other Non Operating Items	103	18	x 5.7	116	58	x 2.0
Non Operating Items	**206**	**126**	**+63.5%**	**292**	**252**	**+15.9%**
Pre-Tax Income	**2,073**	**1,920**	**+8.0%**	**4,516**	**3,713**	**+21.6%**
Tax Expense	-533	-433	+23.1%	-1,152	-907	+27.0%
Minority Interests	-84	-86	-2.3%	-188	-202	-6.9%
Net Income, Group Share	**1,456**	**1,401**	**+3.9%**	**3,176**	**2,604**	**+22.0%**
Cost / Income	**61.8%**	**59.5%**	**+2.3 pt**	**58.8%**	**59.9%**	**-1.1 pt**
ROE after Tax				**21.8%**	**18.6%**	**+3.2 pt**

RETAIL BANKING

In millions of euros	2Q05	2Q04 IFRS 2004	2Q05 / 2Q04 IFRS 2004	1H05	1H04 IFRS 2004	1H05 / 1H04 IFRS 2004
Net Banking Income	**2,736**	**2,491**	**+9.8%**	**5,398**	**4,907**	**+10.0%**
Operating Expenses and Dep.	-1,667	-1,568	+6.3%	-3,299	-3,096	+6.6%
Gross Operating Income	**1,069**	**923**	**+15.8%**	**2,099**	**1,811**	**+15.9%**
Provisions	-159	-190	-16.3%	-336	-370	-9.2%
Operating Income	**910**	**733**	**+24.1%**	**1,763**	**1,441**	**+22.3%**
Associated Companies	37	35	+5.7%	63	60	+5.0%
Other Non Operating Items	3	2	+50.0%	5	10	-50.0%
Pre-Tax Income	**950**	**770**	**+23.4%**	**1,831**	**1,511**	**+21.2%**
Cost / Income	60.9%	62.9%	-2.0 pt	61.1%	63.1%	-2.0 pt
Allocated Equity (Ebn)				10.5	9.5	+10.6%
Pre-Tax ROE				35%	32%	+3 pt

FRENCH RETAIL BANKING (2/3 of French Private Banking)

In millions of euros	2Q05	2Q04 IFRS 2004	2Q05 / 2Q04 IFRS 2004	1H05	1H04	1H05 / 1H04 IFRS 2004
Net Banking Income	**1,302**	**1,224**	**+6.4%**	**2,607**	**2,445**	**+6.6%**
Operating Expenses and Dep.	-878	-852	+3.1%	-1,750	-1,701	+2.9%
Gross Operating Income	**424**	**372**	**+14.0%**	**857**	**744**	**+15.2%**
Provisions	-42	-57	-26.3%	-86	-112	-23.2%
Operating Income	**382**	**315**	**+21.3%**	**771**	**632**	**+22.0%**
Associated Companies	0	0	n.s.	0	0	n.s.
Other Non Operating Items	0	0	n.s.	0	0	n.s.
Pre-Tax Income	**382**	**315**	**+21.3%**	**771**	**632**	**+22.0%**
Cost / Income	67.4%	69.6%	-2.2 pt	67.1%	69.6%	-2.5 pt
Allocated Equity (Ebn)				5.0	4.5	+10.8%
Pre-Tax ROE				31%	28%	+3 pt

INTERNATIONAL RETAIL BANKING AND FINANCIAL SERVICES

In millions of euros	2T05	2T04 IFRS 2004	2Q05 / 2Q04 IFRS 2004	1H05	1H04	1H05 / 1H04 IFRS 2004
Net Banking Income	**1,434**	***1,267***	***+13.2%***	**2,791**	***2,462***	***+13.4%***
Operating Expenses and Dep.	-789	*-716*	*+10.2%*	-1,549	*-1,395*	*+11.0%*
Gross Operating Income	**645**	***551***	***+17.1%***	**1,242**	***1,067***	***+16.4%***
Provisions	-117	*-133*	*-12.0%*	-250	*-258*	*-3.1%*
Operating Income	**528**	***418***	***+26.3%***	**992**	***809***	***+22.6%***
Associated Companies	37	*35*	*+5.7%*	63	*60*	*+5.0%*
Other Non Operating Items	3	*2*	*+50.0%*	5	*10*	*-50.0%*
Pre-Tax Income	**568**	***455***	***+24.8%***	**1,060**	***879***	***+20.6%***
Cost / Income	55.0%	*56.5%*	*-1.5 pt*	55.5%	*56.7%*	*-1.2 pt*
Allocated Equity (Ebn)				5.5	*5.0*	*+10.4%*
Pre-Tax ROE				39%	*35%*	*+3 pt*

BancWest

In millions of euros	2Q05	2Q04 IFRS 2004	2Q05 / 2Q04 IFRS 2004	1H05	1H04	1H05 / 1H04 IFRS 2004
Net Banking Income	**454**	***386***	***+17.6%***	**872**	***757***	***+15.2%***
Operating Expenses and Dep.	-212	*-183*	*+15.8%*	-420	*-355*	*+18.3%*
Gross Operating Income	**242**	***203***	***+19.2%***	**452**	***402***	***+12.4%***
Provisions	-4	*-10*	*-60.0%*	-15	*-25*	*-40.0%*
Operating Income	**238**	***193***	***+23.3%***	**437**	***377***	***+15.9%***
Associated Companies	0	*0*	*n.s.*	0	*0*	*n.s.*
Other Non Operating Items	1	*0*	*n.s.*	0	*0*	*n.s.*
Pre-Tax Income	**239**	***193***	***+23.8%***	**437**	***377***	***+15.9%***
Cost / Income	46.7%	*47.4%*	*-0.7 pt*	48.2%	*46.9%*	*+1.3 pt*
Allocated Equity (Ebn)				1.8	*1.5*	*+18.8%*
Pre-Tax ROE				49%	*51%*	*-1 pt*

Cetelem

In millions of euros	2Q05	2Q04 IFRS 2004	2Q05 / 2Q04 IFRS 2004	1H05	1H04	1H05 / 1H04 IFRS 2004
Net Banking Income	**452**	***428***	***+5.6%***	**903**	***833***	***+8.4%***
Operating Expenses and Dep.	-238	*-223*	*+6.7%*	-469	*-437*	*+7.3%*
Gross Operating Income	**214**	***205***	***+4.4%***	**434**	***396***	***+9.6%***
Provisions	-96	*-107*	*-10.3%*	-202	*-204*	*-1.0%*
Operating Income	**118**	***98***	***+20.4%***	**232**	***192***	***+20.8%***
Associated Companies	36	*33*	*+9.1%*	60	*56*	*+7.1%*
Other Non Operating Items	1	*0*	*n.s.*	1	*6*	*-83.3%*
Pre-Tax Income	**155**	***131***	***+18.3%***	**293**	***254***	***+15.4%***
Cost / Income	52.7%	*52.1%*	*+0.6 pt*	51.9%	*52.5%*	*-0.6 pt*
Allocated Equity (Ebn)				1.6	*1.5*	*+3.0%*
Pre-Tax ROE				38%	*34%*	*+4 pt*

ASSET MANAGEMENT AND SERVICES

In millions of euros	2Q05	2Q04 IFRS 2004	2Q05 / 2Q04 IFRS 2004	1H05	1H04	1H05 / 1H04 IFRS 2004
Net Banking Income	**882**	**771**	**+14.4%**	**1,695**	**1,459**	**+16.2%**
Operating Expenses and Dep.	-556	-489	+13.7%	-1,092	-932	+17.2%
Gross Operating Income	**326**	**282**	**+15.6%**	**603**	**527**	**+14.4%**
Provisions	-4	0	n.s.	-7	-6	+16.7%
Operating Income	**322**	**282**	**+14.2%**	**596**	**521**	**+14.4%**
Associated Companies	0	1	n.s.	0	0	n.s.
Other Non Operating Items	53	3	x 17.7	54	3	x 18
Pre-Tax Income	**375**	**286**	**+31.1%**	**650**	**524**	**+24.0%**
Cost / Income	63.0%	63.4%	-0.4 pt	64.4%	63.9%	+0.5 pt
Allocated Equity (Ebn)				3.6	3.2	+14.2%
Pre-Tax ROE				36%	33%	+3 pt

WEALTH AND ASSET MANAGEMENT

In millions of euros	2Q05	2Q04 IFRS 2004	2Q05 / 2Q04 IFRS 2004	1H05	1H04	1H05 / 1H04 IFRS 2004
Net Banking Income	**442**	**400**	**+10.5%**	**851**	**742**	**+14.7%**
Operating Expenses and Dep.	-301	-274	+9.9%	-593	-505	+17.4%
Gross Operating Income	**141**	**126**	**+11.9%**	**258**	**237**	**+8.9%**
Provisions	0	2	n.s.	0	-2	n.s.
Operating Income	**141**	**128**	**+10.2%**	**258**	**235**	**+9.8%**
Associated Companies	0	1	n.s.	0	0	n.s.
Other Non Operating Items	1	3	-66.7%	2	3	-33.3%
Pre-Tax Income	**142**	**132**	**+7.6%**	**260**	**238**	**+9.2%**
Cost / Income	68.1%	68.5%	-0.4 pt	69.7%	68.1%	+1.6 pt
Allocated Equity (Ebn)				1.0	1.0	+4.2%

INSURANCE

In millions of euros	2Q05	2Q04 IFRS 2004	2Q05 / 2Q04 IFRS 2004	1H05	1H04	1H05 / 1H04 IFRS 2004
Net Banking Income	**250**	**206**	**+21.4%**	**487**	**402**	**+21.1%**
Operating Expenses and Dep.	-114	-93	+22.6%	-225	-187	+20.3%
Gross Operating Income	**136**	**113**	**+20.4%**	**262**	**215**	**+21.9%**
Provisions	-4	-2	+100.0%	-7	-4	+75.0%
Operating Income	**132**	**111**	**+18.9%**	**255**	**211**	**+20.9%**
Associated Companies	0	0	n.s.	0	0	n.s.
Other Non Operating Items	52	0	n.s.	52	0	n.s.
Pre-Tax Income	**184**	**111**	**+65.8%**	**307**	**211**	**+45.5%**
Cost / Income	45.6%	45.1%	+0.5 pt	46.2%	46.5%	-0.3 pt
Allocated Equity (Ebn)				2.2	2.0	+11.9%

SECURITIES SERVICES

In millions of euros	2Q05	2Q04 IFRS 2004	2Q05 / 2Q04 IFRS 2004	1H05	1H04	1H05 / 1H04 IFRS 2004
Net Banking Income	**190**	**165**	**+15.2%**	**357**	**315**	**+13.3%**
Operating Expenses and Dep.	-141	-122	+15.6%	-274	-240	+14.2%
Gross Operating Income	**49**	**43**	**+14.0%**	**83**	**75**	**+10.7%**
Provisions	0	0	n.s.	0	0	n.s.
Operating Income	**49**	**43**	**+14.0%**	**83**	**75**	**+10.7%**
Associated Companies	0	0	n.s.	0	0	n.s.
Other Non Operating Items	0	0	n.s.	0	0	n.s.
Pre-Tax Income	**49**	**43**	**+14.0%**	**83**	**75**	**+10.7%**
Cost / Income	74.2%	73.9%	+0.3 pt	76.8%	76.2%	+0.6 pt
Allocated Equity (Ebn)				0.4	0.2	+80.9%

CORPORATE AND INVESTMENT BANKING

In millions of euros	2Q05	2Q04 IFRS 2004	2Q05 / 2Q04 IFRS 2004	1H05	1H04	1H05 / 1H04 IFRS 2004
Net Banking Income	**1,568**	***1,462***	***+7.3%***	**3,134**	***2,954***	***+6.1%***
Operating Expenses and Dep.	-904	*-851*	*+6.2%*	-1,817	*-1,705*	*+6.6%*
Gross Operating Income	**664**	***611***	***+8.7%***	**1,317**	***1,249***	***+5.4%***
Provisions	50	*-6*	*n.s.*	97	*-63*	*n.s.*
Operating Income	**714**	***605***	***+18.0%***	**1,414**	***1,186***	***+19.2%***
Associated Companies	-1	*-3*	*-66.7%*	1	*0*	*n.s.*
Other Non Operating Items	26	*20*	*+30.0%*	40	*27*	*+48.1%*
Pre-Tax Income	**739**	***622***	***+18.8%***	**1,455**	***1,213***	***+20.0%***
Cost / Income	57.7%	*58.2%*	*-0.5 pt*	58.0%	*57.7%*	*+0.3 pt*
Allocated Equity (Ebn)				8.7	*6.9*	*+26.3%*
Pre-Tax ROE				34%	*35%*	*-2 pt*

ADVISORY AND CAPITAL MARKETS

In millions of euros	2Q05	2Q04 IFRS 2004	2Q05 / 2Q04 IFRS 2004	1H05	1H04	1H05 / 1H04 IFRS 2004
Net Banking Income	**844**	***904***	***-6.6%***	**1,785**	***1,815***	***-1.7%***
Operating Expenses and Dep.	-624	*-606*	*+3.0%*	-1,277	*-1,220*	*+4.7%*
Gross Operating Income	**220**	***298***	***-26.2%***	**508**	***595***	***-14.6%***
Provisions	0	*-6*	*n.s.*	0	*-5*	*n.s.*
Operating Income	**220**	***292***	***-24.7%***	**508**	***590***	***-13.9%***
Associated Companies	-1	*-3*	*-66.7%*	1	*0*	*n.s.*
Other Non Operating Items	17	*14*	*+21.4%*	26	*16*	*+62.5%*
Pre-Tax Income	**236**	***303***	***-22.1%***	**535**	***606***	***-11.7%***
Cost / Income	73.9%	*67.0%*	*+6.9 pt*	71.5%	*67.2%*	*+4.3 pt*
Allocated Equity (Ebn)				2.8	*2.6*	*+6.9%*

FINANCING BUSINESSES

In millions of euros	2Q05	2Q04 IFRS 2004	2Q05 / 2Q04 IFRS 2004	1H05	1H04	1H05 / 1H04 IFRS 2004
Net Banking Income	**724**	***558***	***+29.7%***	**1,349**	***1,139***	***+18.4%***
Operating Expenses and Dep.	-280	*-245*	*+14.3%*	-540	*-485*	*+11.3%*
Gross Operating Income	**444**	***313***	***+41.9%***	**809**	***654***	***+23.7%***
Provisions	50	*0*	*n.s.*	97	*-58*	*n.s.*
Operating Income	**494**	***313***	***+57.8%***	**906**	***596***	***+52.0%***
Associated Companies	0	*0*	*n.s.*	0	*0*	*n.s.*
Other Non Operating Items	9	*6*	*+50.0%*	14	*11*	*+27.3%*
Pre-Tax Income	**503**	***319***	***+57.7%***	**920**	***607***	***+51.6%***
Cost / Income	38.7%	*43.9%*	*-5.2 pt*	40.0%	*42.6%*	*-2.6 pt*
Allocated Equity (Ebn)				5.9	*4.2*	*+38.3%*

BNP PARIBAS CAPITAL

In millions of euros	2Q05	2Q04 IFRS 2004	1H05	1H04
Net Banking Income	24	174	381	255
Operating Expenses and Dep.	-5	-7	-11	-16
Gross Operating Income	19	167	370	239
Provisions	-1	1	-1	3
Operating Income	18	168	369	242
Associated Companies	2	42	21	81
Other Non Operating Items	51	12	58	81
Pre-Tax Income	71	222	448	404
Allocated Equity (Ebn)	1.2	1.1	1.2	1.1

OTHER ACTIVITIES

In millions of euros	2Q05	2Q04 IFRS 2004	1H05	1H04
Net Banking Income	-39	70	166	200
Operating Expenses and Dep.	-63	-42	-119	-102
Gross Operating Income	-102	28	47	98
Provisions	5	-22	35	-27
Operating Income	-97	6	82	71
Associated Companies	65	33	91	53
Other Non Operating Items	-30	-19	-41	-63
Pre-Tax Income	-62	20	132	61

A GLOBAL GROUP, GROWING FASTER

BUSINESS COMMITMENTS 1H05


Others
12%
France
40%
United States
22%
Europe 26%

AVERAGE ANNUAL GROWTH RATE OF THE NBI


10.0
5.0
3.3
2000-2003
2004/2003
1H05/1H04*

** EU-IFRS-EU excluding BNP Paribas Capital*

- A global group
  - presence in 85 countries
  - 60% of the commitments outside France

FRANCE

POWERFUL PLATFORMS

Retail Banking

- 10 million individual and professional customers
- #2 in consumer lending with 15% market share(1)
- #4 in mortgages with 11% market share(2)
- #1 in leasing with 20% market share


BNP PARIBAS

Asset Management and Services

- #1 in private banking: assets €50.2bn, 97,000 customers
- #2 in mutual funds with 8.2% market share
- #4 in life insurance with 8.1% market share
- #1 in corporate real estate services

(1) BNP Paribas branch network and Cetelem combined, Cofinoga not included
(2) BNP Paribas branch network and UCB combined

EUROPE

A LEADER IN MULTI-LOCAL BUSINESSES

- **International Retail Banking and Financial Services**
  - → #1 consumer lending group in Continental Europe
    - #1 Italy, #3 in Spain and Portugal
    - Central Europe :#1 Hungary, #2 in Romania, #3 in the Czech Republic and Slovakia
  - → #2 in leasing equipment
  - → #2 in car fleet management

- **Asset Management and Services**
  - → #1 Global Custodian
  - → #4 in Private Banking
  - → #1 in Continental Europe in Corporate real estate services
  - → #1 in Online Brokerage and Savings


BNP PARIBAS
Cetelem
UCB
Arval
BPLG
Asset Mgt.
Private Banking
Insurance
Cortal Consors
BPSS
Atisreal

**Acquisition of Nachenius Tjeenk & Co in the Netherlands and ** a company acquired by Findomestic in Serbia, both subject to regulatory approval*

A LEADER IN CORPORATE AND INVESTMENT BANKING

→ Fixed Income (bookrunner)
- #2 Corporate Eurobond Issues (2004)
- #4 All bonds in euros (1H05)
- #6 All international Sterling bonds (1H05)

→ Structured Finance (arranger)
- #2 Leveraged loans (1H05)

→ Equities
- #2 for convertible bonds (Extel)
- #1 Research Firm for French Equities (Agefi)

→ Corporate Finance
- #7 Equity and Equity linked European ECM transaction (1H05)
- #10 Mergers and Acquisitions - announced deals (1H05)


BNP PARIBAS

Sources : TF, Dealogic

FOUR GLOBAL FRANCHISES IN CORPORATE AND INVESTMENT BANKING

→ Structured Finance
- #4 all syndicated credits (Bookrunner)
- "*Aircraft Finance House of the Year*" (Jane's Transport Finance)
- "*Best Arranger of Acquisition Financing*" (EuroWeek)

→ Energy, Commodities
- "*Best Commodity Bank*" (Trade Finance Magazine)
- "*Best Trade Bank in Oil, Best Global Trade Finance Provider; Best Structured Commodity Finance Bank*" (Trade & Forfaiting Review)

→ Project Finance
- #1 Project Finance (Dealogic 2004)
- "*Best Arranger of Project Financing* » (EuroWeek)

→ Derivatives
- "*Best provider of Interest rate options*" (Corporate Finance Magazine)
- "*Best Equity Derivatives Provider*" (Global Finance Magazine, 2004)
- "*First Issuer of Equity-Linked MTNs*" with 25% of global market share (MTN-I)

Sources : TF, 2004 & 2005 awards

UNITED STATES

STEPPING UP PRESENCE IN FINANCIAL MARKETS

- **Corporate and Investment Banking**
  - → Fixed Income
    - Top 3 US Treasury Inflation linked Bonds (TradeWeb - 1H05)
    - #10 financial institution investment grade bonds (TF - 1H05)*
    - A growing presence in US Dollar derivatives
  - → Equity Derivatives
    - Top 3 in fund derivatives
  - → Energy Commodities Export Project
    - #1 US Ex-Im Bank's - Top Lenders **
    - #4 Oil & Gas Agent (Gold Sheets - 1H05)
    - #2 Natural Gas OTC Dealer for the US and Canada***


BNP PARIBAS

- **Asset Management**
  - → FFTW : AuM $38 bn
    - fixed-income products
    - institutional clients
  - → FundQuest : AuM $10 bn
    - TAMP**** : open architecture solutions provider

** Excl self funding ** International Trade Finance Report 2004 - Excl. Aircraft, Working Cap. & Short-Term Financing *** Energy Risk 2004 ****Turnkey Asset Management Provider*

BANCWEST: A GROWING RETAIL FRANCHISE

- A strong franchise in a large and fast growing market
- Significant organic and acquisition-driven growth
  - → Since 1999 and before Commercial Federal acquisition:
    - Loans, deposits x2.7 (Total assets as at 30 June 05: $52.5bn)
    - Net Income: x2.8 (Net Income 2004: $473m)
- Opportunities for further consolidation

739 branches in 20 states
4.2 million accounts
7th biggest bank in the Western US
(including CF*)


BANCWEST
A BNP PARIBAS company
BANK of the WEST
CFB Branches*
&BancWest

SOURCES OF FURTHER GROWTH

THE MEDITERRANEAN AND GULF REGION

Population: 255mn

2004 GDP: $930bn (+6%/ 2003)

More than 200 branches scheduled to be opened from 2005 to 2007


TUNISIA
• UBCI
• 53 branches
TURKEY
• TEB
• 95 branches
LEBANON
• 5 branches
MOROCCO
• BMCI
• 157 branches
BNP PARIBAS
KUWAIT
• 1 branch
QATAR
• 1 branch
ALGERIA
• 8 branches
EGYPT
• 10 branches
BAHRAIN
• 1 branch
SAUDI ARABIA
• Opened in June 05
U.A.E
• 2 branches

Population and GDP: source Economist Intelligence Unit

ASIA

● Corporate and Investment Banking

A full-fledged investment banking set-up

→ Capital Markets

- Japan - consistently Top 10 in interest rates and Credit derivatives and JGB (Asia Risk - IFR)
- Japan - #2 for Nikkei 225 index options (Risk Magazine)
- PRC - only bank selected as lead arranger for all sovereign issues in euro and US Dollar
- PRC - license to conduct derivatives business
- Hong Kong - #3 underwriter HKD debt (IFR - 1H05)
- Taiwan - #3 house for Forex and interest rates derivatives (Asia Risk)

→ Corporate Finance :

- Asia (excl Japan) - BNP Paribas Peregrine: Best Mid Cap Equity House 2004 (The - Asset Asia)

→ Financing:

- Japan - #1 non Japanese bank for Japanese export finance *
- PRC - licenses to conduct RMB business
- PRC - Top 2 bookrunner for loans syndications in 2004 (IFR - 2004)

● Asset Management & Services

→ Private Banking

- AuM $14.3bn in Asia
- Hong Kong, Singapore, India,...

→ Korea: JV in life insurance and asset management with Shinhan Financial Group - AuM $7.2bn

→ India: JV in life insurance with State Bank of India

- access to 120 million clients


BNP PARIBAS

* *Source: BNP Paribas study based on JBIC and NEXI data*

BRAZIL

● Cetelem

→ Carte Aura: 500,000 clients

● Corporate and Investment Banking

→ Leader in export finance (ECAs) for Brazilian importers (2004)

→ #4 Project Finance Advisory (ANBI - 2004)

→ Central Bank of Brazil FX dealer: #4 foreign bank *

● Asset Management and Services

→ Fast growing asset management franchise

- AuM $4.8bn
- Top Fixed Income Fund Manager by S&P 2003 & 2004

→ #8 Private banking player (Euromoney)


BNP PARIBAS

CONTENT

Investor Relations & Financial Information

Philippe Aguignier +33 (1) 40 14 63 58

Irène Chesnais +33 (1) 42 98 46 45

Marc Grouvel +33 (1) 42 98 23 40

Fax : +33 (1) 42 98 21 22

E-mail : investor.relations@bnpparibas.com

IR Web Site : http://invest.bnpparibas.com

BNP PARIBAS

BNP PARIBAS

RESULTS AS AT 30 JUNE 2005

3 August 2005

BNP PARIBAS

Results as at 30 June 2005

BNP PARIBAS

BNP Paribas: Disclaimer

All growth rates and comparisons indicated in this presentation are on a comparable accounting standard basis, except where expressly provided otherwise. These figures come from a comparison of Q2 and H1 2005 results calculated on the basis of IFRS accounting standards as adopted by the European Union for 2005 and a simulated restatement of Q2 2004 and H1 2004 results on the basis of these same accounting standards. The corresponding simulated figures have not been audited.

BNP PARIBAS

Presentation Overview

BNP PARIBAS

BNP Paribas: 1st Half 2005

- Excellent Operating Performances
  (excluding BNP Paribas Capital)

→ Net Banking Income	+10.0%
→ Gross Operating Income	+12.4%
→ Operating Income	+25.6%
→ Cost/Income	60.9% (-0.8 pt)

- Sharp Rise in Profitability

→ Net Income Group Share	€3,176mn (+27.5%)
→ Annualised ROE after tax	21.8% (+2.8 pts)

- Stable Tier 1 ratio 7.5%

BNP PARIBAS

Sharp Rise in Earnings per Share

Book value per share



41.6
39.0
34.7
36.4
in euros
1 Jan. 2005
EU-IFRS
30 June 2005

☐ Group share of net equity not re-evaluated ☐ Valuation reserves

divided by the number of shares outstanding

Earnings per share*



+30%
3.84
2.95
in euros
1H04
EU-IFRS
1H05

* EPS undiluted, based on the average number of shares outstanding

BNP PARIBAS

BNP Paribas in the 2nd Quarter 2005

In millions of euros	2Q05	2Q05 / 2Q04 EU-IFRS
Net Banking Income	5,171	+3.3%
Operating Expenses and Dep.	-3,195	+8.2%
Gross Operating Income	1,976	-3.8%
Provisions	-109	-59.8%
Operating Income	1,867	+4.7%
Net Income, Group Share	1,456	+4.7%

Excluding BNP Paribas Capital:
- → NBI: +6,5 %
- → Op Exp: +8,3%
- → GOI: +3,7 %
- → OI: +14,5 %

- Limited capital gains under NBI generated from private equity and industrial portfolios
  - → NBI of BNP Paribas Capital: €24mn compared to €174mn in 2Q04
  - → Realised gains on the industrial portfolio of listed companies: -€1mn compared to €61mn in 2Q04
- Total core businesses
  - → NBI: +9.1%
  - → Operating Exp. & Deprec.: +7.8%
  - → GOI: +11.1%

BNP PARIBAS

Sharp Rise in the Income and Results for all the Core Businesses

Net banking income and Operating expenses

2Q05 / 2Q04*	NBI	Operating expenses
Retail Banking	+7.8%	+7.1%
AMS	+12.9%	+12.8%
CIB	+9.3%	+6.2%
Total core businesses	+9.1%	+7.8%

Operating income

2Q05 / 2Q04*	Operating income
Retail Banking	+20.2%
AMS	+12.2%
CIB	+28.4%
Total core businesses	+21.6%

*2Q04 EU-IFRS

BNP PARIBAS

Presentation Overview

Retail Banking 2Q05

BNP PARIBAS

In millions of euros	2Q05	2Q05 / 2Q04 EU-IFRS
Net Banking Income	**2,736**	**+7.8%**
Operating Expenses and Dep.	-1,667	+7.1%
Gross Operating Income	**1,069**	**+9.0%**
Provisions	-159	-29.0%
Operating Income	**910**	**+20.2%**
Non Operating Items	40	+5.3%
Pre-Tax Income	**950**	**+19.5%**
Cost / Income	60.9%	-0.4 pt

	1H05	1H05/1H04
NBI	€5.4bn	+9.2%
Cost / Income	61.1%	-1.2 pt
Allocated Equity	€10.5bn	+9.5%
Pre-Tax ROE	35%	+4 pt



Quarterly NBI
in mn €
2,404
2,538
2,528
2,519
2,662
2,736
1Q04
2Q04
3Q04
4Q04
1Q05
2Q05

French Retail Banking 2Q05

BNP PARIBAS

In millions of euros	2Q05	2Q05 / 2Q04 EU-IFRS
Net Banking Income	**1,348**	**+2.6%**
Incl. Commissions	*562*	*+8.1%*
Incl. Interest Margin	*786*	*-1.0%*
Operating Expenses and Dep.	-902	+3.6%
Gross Operating Income	**446**	**+0.7%**
Provisions	-42	-38.2%
Operating Income	**404**	**+7.7%**
Income Attributable to AMS	-22	+29.4%
Pre-Tax Income of French Retail	**382**	**+6.7%**
Cost / Income	66.9%	+0.6 pt

Including 100% of French private banking from NBI to Operating Income

	1H05	1H05/1H04
NBI	€2.7bn	+5.5%
Cost/Income	66.6%	-1.3 pt
Allocated Equity	€5.0bn	+8.5%
Pre-Tax ROE	31%	+3 pt

- Continued buoyant business activity reported in 1Q05
  - → Fees: +8.1%/2Q04 (including +14.5% for fees on investment funds and transactions)
  - → Net interest margin:
    - continued growth in profitable outstanding loans and assets on deposits
    - quarterly volatility in the *Home Ownership Savings Plans and Accounts* provision
- NBI Growth Trend:
  - → 5% growth forecast in 2H05
- Confirmed decline in cost of risk: 22 bp in 2Q05 (39 bp in 2Q04 and 23 bp in 1Q05)

BNP PARIBAS

FRB: Individuals Customers

- Increase in the number of individual cheque and deposit accounts



+45,700
+54,000
+63,800
+74,000
1H02
1H03
1H04
1H05

- Sustained growth in loans outstanding
  - → Mortgage lending: +22.4%/2Q04, growth comparable to that in 1Q05
  - → Consumer lending: +8.4%/2Q04, growth greater than that in 1Q05
- Very strong performance in savings inflows in 2Q05
  - → Life insurance: €1.7bn, +28%/2Q04
  - → Mutual funds: €1.2bn, +36%/2Q04

BNP PARIBAS

FRB: Corporate Segment

- 12.3% growth in outstanding loans compared to 2Q04, better than the market average (5.2%)
  - → continued to apply the same profitability and risk criteria

Outstanding Business Loans



40.8
40.0
38.8
38.3
37.7
36.4
34.9
33.8
34.3
35.3
36.5
37.8
38.7
39.6
in €bn
1Q02
2Q02
3Q02
4Q02
1Q03
2Q03
3Q03
4Q03
1Q04
2Q04
3Q04
4Q04
1Q05
2Q05

- Cross-selling still growing strong across all the business lines
  - → interest rate and foreign exchange derivatives: +40%/1H04
  - → structured financing: +60%/1H04

BNP PARIBAS

International Retail Banking and Financial Services: 2Q05

In millions of euros

	2Q05	2Q05 / 2Q04 EU-IFRS
Net Banking Income	1,434	+13.4%
Operating Expenses and Dep.	-789	+11.3%
Gross Operating Income	645	+16.2%
Provisions	-117	-25.0%
Operating Income	528	+32.3%
Non Operating Items	40	+5.3%
Pre-Tax Income	568	+30.0%
Cost / Income	55.0%	-1.1 pt

	1H05	1H05/1H04
NBI	€2.8bn	+13.3%
Cost/Income	55.5%	-0.7 pt
Allocated Equity	€5.5bn	+10.4%
Pre-Tax ROE	39%	+4 pt

At constant scope and exchange rates: NBI : +5.2%, Operating expenses: +2.2% ; GOI : +8.8%

A fast growing core business: NBI +13.4%/2Q04



Quarterly NBI
in €mn
1,200
1,264
1,268
1,282
1,357
1,434
1Q04
2Q04
3Q04
4Q04
1Q05
2Q05

BNP PARIBAS

IRFS: Leading Positions, Strong Growth

A leader in financial services in Europe

A strong presence in retail banking in the western United States

Sources of additional growth in promising regions



NBI 2Q05
Other Financial Services +6.4%*
€331mn
23%
BancWest +19.2%*
€454mn
32%
€452mn
32%
Cetelem +4.1%*
Emerging Markets +29.1%*

* 2Q05/ 2Q04

BNP PARIBAS

IRFS: 2Q05 Highlights (1/3)

BancWest

- Pre-tax income: €239mn, + 23.8%/2Q04 (+8.0% at constant scope and exchange rates)
  - → erosion of the interest margin rate (3.66% in 2Q05 compared to 3.88% in 2Q04) due to the flattening of the yield curve
  - → fast-growing business: +24.9% on lending (+9.2% at constant scope) and +23.8% on deposits (+8.2% at constant scope)
  - → decline in the cost of risk
    - NPLs/Loans: 0.42% compared to 0.52% at 30 June 2004
- Successful integrations of Community First and Union Safe Deposit
  - → achieved the cost savings forecast ($50mn in 2005)
- Acquisition* of Commercial Federal Corporation
  - → 198 branches, 850 000 accounts
  - → $10.4bn in AuM, $6.5bn in deposits

** subject to the approval of CF shareholders and US regulators.*

BNP PARIBAS

IRFS: 2Q05 Highlights (2/3)

Cetelem

- → pre-tax income: €155mn, +29.2%/2Q04
- → substantial improvement in the combined ratio
- → joint control of Cofinoga* planned, effective 30/09/05 (over €400mn in NBI for the full year**)


Combined ratio
(Operating expenses and depreciation + cost of risk)/NBI
in %
78.2
80.0
77.5
76.8
74.7
73.9
1Q04
2Q04
3Q04
4Q04
1Q05
2Q05


Outstandings outside France
End of period
in €bn
11.5
11.9
12.3
13.0
13.3
14.2
1Q04
2Q04
3Q04
4Q04
1Q05
2Q05

** Public offer on Galeries Lafayette finalised and approvals from the French banking and financial regulator, CECEI, and from French competition regulator obtained*

***based on 2004 data*

BNP PARIBAS

IRFS: 2Q05 Highlights (3/3)

Other Financial Services

ARVAL Une société de BNP PARIBAS — BNP PARIBAS LEASE GROUP — UCB Une société de BNP PARIBAS

- → pre-tax income: €116mn, +8.4%/2T04
- → excellent contributions from Arma and Abbey National France, acquisitions completed in 2004

Emerging and overseas markets

- → pre-tax income: €69 M€, +40.8%/2Q04 (+26.5% at constant scope and exchange rates)
- → strong commercial development since the beginning of 2005
  - Turkey (TEB): opened 3 Trade Centres and 14 branches
  - Maghreb: opened 18 branches

BNP PARIBAS

Asset Management and Services 2Q05

In millions of euros	2Q05	2Q05 / 2Q04 EU-IFRS
Net Banking Income	882	+12.9%
Operating Expenses and Dep.	-556	+12.8%
Gross Operating Income	326	+13.2%
Provisions	-4	n.s.
Operating Income	322	+12.2%
Non Operating Items	53	n.s.
Pre-Tax Income	375	+28.9%
Cost / Income	63.0%	-0.1 pt

	1S05	1S05/1S04
NBI	€1.7bn	+14.8%
Cost/Income	64.4%	+0.7 pt
Allocated Equity	€3.6bn	+14.2%
Pre-Tax ROE	36%	+2 pt

Sharp growth in assets under management (+14.8%) and net banking income (+12.9%)


Assets Under Management
in bn €
335.2
335.7
339.4
343.1
361.4
385.5
1Q04
2Q04
3Q04
4Q04
1Q05
2Q05


Quarterly NBI
In mn €
695
781
753
815
813
882
1Q04
2Q04
3Q04
4Q04
1Q05
2Q05

AMS 2Q05: Growth in Each of the Business Lines


NBI 2Q05
Insurance
+19.6%*
€250 mn
28%
€442 mn
50%
Wealth and Asset Management**
+8.6%*
Securities Services
+15.2%*

* 2Q05/ 2Q04

**WAM = Private banking + Asset Management + Cortal Consors + Real Estate Services

AMS 2Q05: Net Asset Inflows

- An excellent level of net new inflows
  - → 2Q05: €7.2bn (€3.0 bn in 2Q04)
  - → 1H05: €17.0bn (€8.7 bn in 1H04), +9.9%* of assets under management


Net asset inflows 2Q05 (in bn €)
Insurance
1.7
2.5
Private Banking and Cortal Consors
3.0
Asset Management

→ Net new inflows excluding cross-selling between the business lines within AMS: €5.4bn in 2Q05 compared to €2.6bn in 2Q04

*annualised rate

BNP PARIBAS

AMS: 2Q05 Highlights (1/2)

- Wealth & Asset Management
  - → Multimanagement : built a leader in the US and in Europe with close to $30bn in assets under management
    - – acquisition of FundQuest* in the US, an open architecture solutions provider: $10bn in assets under management
  - → Alternative and structured management: continued growth in assets



Alternative and structured products outstandings
in bn €
12.8
15.4
19.4
25.2
31.12.02
31.12.03
31.12.04
30.06.05

Closing scheduled for 3Q05. Figures not incorporated in the business and results.

BNP PARIBAS

AMS: 2Q05 Highlights (2/2)

- Insurance
  - → France
    - – gross inflow of individual savings assets: €2.2bn, +22%/2Q04
    - – 31% gross inflow of unit-linked insurance assets as at 30.06.05 (compared to 21% for the market)
  - → Outside France
    - – savings assets: €4.9bn, +17%/2Q04



Quarterly Insurance NBI
in mn €
199
209
218
241
237
250
1Q04
2Q04
3Q04
4Q04
1Q05
2Q05

- Securities Services
  - → sustained growth in business
    - – assets under custody: +18%/30.06.04
    - – number of transactions: +17%/2Q04



Assets under custody
(end of period)
in bn €
2,279
2,291
2,383
2,473
2,621
2,698
1Q04
2Q04
3Q04
4Q04
1Q05
2Q05

BNP PARIBAS

Corporate and Investment Banking: 2Q05

In millions of euros	2Q05	2Q05 / 2Q04 EU-IFRS
Net Banking Income	1,568	+9.3%
Operating Expenses and Dep.	-904	+6.2%
Gross Operating Income	664	+13.7%
Provisions	50	n.s.
Operating Income	714	+28.4%
Non Operating Items	25	+47.1%
Pre-Tax Income	739	+29.0%
Cost / Income	57.7%	-1.6 pt

	1H05	1H05/1H04
NBI	€3.1bn	+9.6%
Cost / Income	58.0%	-1.6 pt
Allocated Equity	€8.7bn	+26.3%
Pre-Tax ROE	34%	+2 pt

- Sustained growth in GOI: +13.7% / 2Q04
  - → A benchmark cost/income ratio



571
584
505
502
653
664
59.9%
59.3%
61.0%
63.3%
58.3%
57.7%
1Q04
2Q04
3Q04
4Q04
1Q05
2Q05
Gross Operating Income
Cost/Income Ratio

BNP PARIBAS

CIB Financing Businesses

- Another sharp rise in income and results
  - → NBI: €724mn, +24.4%/2Q04
- Fairly stable NBI/RWA ratio beyond the spread fluctuations



2.6% 2.9% 2.8% 2.8% 2.8% 3.0% 2.7% 2.9% 3.1%* 2.6% 2.8%
French GAAP
EU-IFRS (simulations for 2004)
1H00 2H00 1H01 2H01 1H02 2H02 1H03 2H03 1H04 2H04 1H05

* *excluding exceptional capital gains realised in 1Q04*

- Few new provisions and some provision write-backs mainly in the US

BNP PARIBAS

CIB Advisory and Capital Markets

- NBI: €844mn, -1.1%/2Q04
  - → customer business broadly sustained
- Fixed Income: limited decline in revenues during a period of market turbulences
- Equities and advisory: growth in business and in income
- VaR maintained at a low level:
  €25mn on average in 2Q05 (€29mn in 2004)

Average VaR (€mn), 99%, 1 day


48
39
36
32
26
27
54
34
31
40
26
21
21
25
1Q02
2Q02
3Q02
4Q02
1Q03
2Q03
3Q03
4Q03
1Q04
2Q04
3Q04
4Q04
1Q05
2Q05

BNP PARIBAS

Presentation Outline

BNP PARIBAS

A Global Group, Growing Faster

- A global group
  - → presence in 85 countries
  - → 60% of the commitments outside France

Business commitments 1H05


Others
12%
France
40%
United States
22%
Europe 26%

- An accelerated pace of growth


Average annual
growth rate of the NBI
in %
3.3
5.0
10.0
2000-2003
2004/2003
1H05/1H04*

* EU-IFRS excluding BNP Paribas Capital

BNP PARIBAS

Powerful Platforms in France

• Retail Banking

- 10 million individual and professional customers
- #2 in consumer lending with 15% market share(1)
- #4 in mortgages with 11% market share(2)
- #1 in leasing with 20% market share


BNP PARIBAS

• Asset Management and Services

- #1 in private banking: assets €50.2bn, 97,000 customers
- #2 in mutual funds with 8.2% market share
- #4 in life insurance with 8.1% market share
- #1 in corporate real estate services

(1) BNP Paribas branch network and Cetelem combined, Cofinoga not included
(2) BNP Paribas branch network and UCB combined

BNP PARIBAS

Europe (1/2)
A Leader in Multi-local Businesses

- **International Retail Banking and Financial Services**
  - → #1 consumer lending group in Continental Europe
    - #1 Italy, #3 in Spain and Portugal
    - Central Europe :#1 Hungary, #2 in Romania, #3 in the Czech Republic and Slovakia
  - → #2 in leasing equipment
  - → #2 in car fleet management
- **Asset Management and Services**
  - → #1 Global Custodian
  - → #4 in Private Banking
  - → #1 in Continental Europe in Corporate real estate services
  - → #1 in Online Brokerage and Savings



BNP PARIBAS
Cetelem
UCB
Arval
BPLG
Asset Mgt.
Private Banking
Insurance
Cortal Consors
BPSS
Atisreal

**Acquisition of Nachenius Tjeenk & Co in the Netherlands and ** a company acquired by Findomestic in Serbia, both subject to regulatory approval*

BNP PARIBAS

Europe (2/2)
A Leader in Corporate and Investment Banking

→ Fixed Income (bookrunner)
- #2 Corporate Eurobond Issues (2004)
- #4 All bonds in euros (1H05)
- #6 All international Sterling bonds (1H05)

→ Structured Finance (arranger)
- #2 Leveraged loans (1H05)

→ Equities
- #2 for convertible bonds (Extel)
- #1 Research Firm for French Equities (Agefi)

→ Corporate Finance
- #7 Equity and Equity linked European ECM transaction (1H05)
- #10 Mergers and Acquisitions - announced deals (1H05)



BNP PARIBAS

Sources : TF, Dealogic

BNP PARIBAS

Four Global Franchises in Corporate and Investment Banking

→ **Structured Finance**
- #4 all syndicated credits (Bookrunner)
- "*Aircraft Finance House of the Year*" (Jane's Transport Finance)
- "*Best Arranger of Acquisition Financing*" (EuroWeek)

→ **Energy, Commodities**
- "*Best Commodity Bank*" (Trade Finance Magazine)
- "*Best Trade Bank in Oil, Best Global Trade Finance Provider; Best Structured Commodity Finance Bank*" (Trade & Forfaiting Review)

→ **Project Finance**
- #1 Project Finance (Dealogic 2004)
- "*Best Arranger of Project Financing* » (EuroWeek)

→ **Derivatives**
- "*Best provider of interest rate options*" (Corporate Finance Magazine)
- "*Best Equity Derivatives Provider*" (Global Finance Magazine, 2004)
- "*First Issuer of Equity-Linked MTNs*" with 25% of global market share (MTN-I)

BNP PARIBAS

Sources : TF, 2004 & 2005 awards

BNP PARIBAS

United States (1/2) Stepping up Presence in Financial Markets

- **Corporate and Investment Banking**

→ Fixed Income
- Top 3 US Treasury Inflation linked Bonds (TradeWeb - 1H05)
- #10 financial institution investment grade bonds (TF - 1H05)*
- A growing presence in US Dollar derivatives

→ Equity Derivatives
- Top 3 in fund derivatives

→ Energy Commodities Export Project
- #1 US Ex-Im Bank's - Top Lenders **
- #4 Oil & Gas Agent (Gold Sheets - 1H05)
- #2 Natural Gas OTC Dealer for the US and Canada***


BNP PARIBAS

- **Asset Management**

→ FFTW : AuM $38 bn
- fixed-income products
- institutional clients

→ FundQuest : AuM $10 bn
- TAMP**** : open architecture solutions provider

** Excl self funding ** International Trade Finance Report 2004 - Excl. Aircraft, Working Cap. & Short-Term Financing*
**** Energy Risk 2004 ****Turnkey Asset Management Provider*

BNP PARIBAS

United States (2/2)
BancWest: A Growing Retail Franchise

- A strong franchise in a large and fast growing market
- Significant organic and acquisition-driven growth
  - → Since 1999 and before Commercial Federal acquisition:
    - Loans, deposits x2.7
      (Total assets as at 30 June 05: $52.5bn)
    - Net Income: x2.8
      (Net Income 2004: $473m)
- Opportunities for further consolidation

739 branches in 20 states
4.2 million accounts
7th biggest bank in the Western US
(including CF*)



BANCWEST
A BNP PARIBAS company
BANK OF THE WEST
CFB Branches* & BancWest Branches

* subject to the approval of CF shareholders and US regulators.

BNP PARIBAS

Sources of Further Growth (1/3)
The Mediterranean and Gulf Region

Population: 255mn
2004 GDP: $930bn (+6%/ 2003)
More than 200 branches scheduled to be opened from 2005 to 2007



TUNISIA
• UBCI
• 53 branches
TURKEY
• TEB
• 95 branches
LEBANON
• 5 branches
MOROCCO
• BMCI
• 157 branches
BNP PARIBAS
KUWAIT
• 1 branch
QATAR
• 1 branch
ALGERIA
• 8 branches
EGYPT
• 10 branches
BAHRAIN
• 1 branch
SAUDI ARABIA
• Opened in June 05
U.A.E.
• 2 branches

Population and GDP: source Economist Intelligence Unit

BNP PARIBAS

Sources of Further Growth (2/3)
Asia

• Corporate and Investment Banking

A full-fledged investment banking set-up

→ Capital Markets :
- Japan - consistently Top 10 in interest rates and Credit derivatives and JGB (Asia Risk - IFR)
- Japan - #2 for Nikkei 225 index options (Risk Magazine)
- PRC - only bank selected as lead arranger for all sovereign issues in euro and US Dollar
- PRC - license to conduct derivatives business
- Hong Kong - #3 underwriter HKD debt (IFR - 1H05)
- Taiwan - #3 house for Forex and interest rates derivatives (Asia Risk)

→ Corporate Finance :
- Asia (excl Japan) - BNP Paribas Peregrine:Best Mid Cap Equity House 2004 (The - Asset Asia)

→ Financing:
- Japan - #1 non Japanese bank for Japanese export finance *
- PRC - licenses to conduct RMB business
- PRC - Top 2 bookrunner for loans syndications in 2004 (IFR - 2004)

• Asset Management & Services

→ Private Banking:
- AuM $14.3bn in Asia
- Hong Kong, Singapore, India,...

→ Korea: JV in life insurance and asset management with Shinhan Financial Group - AuM $7.2bn

→ India: JV in life insurance with State Bank of India
- access to 120 million clients


BNP PARIBAS

* Source: BNP Paribas study based on JBIC and NEXI data

BNP PARIBAS

Sources of Further Growth (3/3)
Brazil

• Cetelem

→ Carte Aura: 500,000 clients

• Corporate and Investment Banking

→ Leader in export finance (ECAs) for Brazilian importers (2004)

→ #4 Project Finance Advisory (ANBI - 2004)

→ Central Bank of Brazil FX dealer: #4 foreign bank *

• Asset Management and Services

→ Fast growing asset management franchise
- AuM $4.8bn
- Top Fixed Income Fund Manager by S&P 2003 & 2004

→ #8 Private banking player (Euromoney)


BNP PARIBAS

**Source : Central Bank of Brazil*

BNP PARIBAS

Presentation Overview

BNP PARIBAS

Corporate Governance: Growing Recognition

First global ranking by FTSE/International Shareholder Services (April 2005)

- 2,000 listed companies in 24 countries analysed
- 60 weighted criteria used, broken down in 5 families
  - → structure and independence of the board of directors
  - → capital structure and anti-takeover measures
  - → corporate officers' compensation
  - → share capital held by corporate officers and board members
  - → independence and integrity of the certification and audit process

➔ BNP Paribas #1 in the eurozone and #10 world-wide
all business sectors considered

Presentation Outline

BNP Paribas in the First Half 2005

Strong growth momentum confirmed in all core businesses

A global group with an accelerated pace of growth

A sharp rise in net earnings per share

BNP PARIBAS

Annexes

BNP PARIBAS

BNP Paribas Group

In millions of euros	2Q05	2Q05 / 2Q04 EU-IFRS	2Q05 / 1Q05	1H05	1H05 / 1H04 EU-IFRS
Net Banking Income	**5,171**	**+3.3%**	**-7.7%**	**10,774**	**+11.0%**
Operating Expenses and Dep.	-3,195	+8.2%	+1.7%	-6,338	+8.4%
Gross Operating Income	**1,976**	**-3.8%**	**-19.7%**	**4,436**	**+15.0%**
Provisions	-109	-59.8%	+5.8%	-212	-61.1%
Operating Income	**1,867**	**+4.7%**	**-20.8%**	**4,224**	**+27.5%**
Associated Companies	103	-4.6%	+41.1%	176	-8.8%
Extraordinary Items	103	n.s.	n.s.	116	n.s.
Non Operating Items	**206**	**+63.5%**	**n.s.**	**292**	**+15.9%**
Pre-Tax Income	**2,073**	**+8.5%**	**-15.1%**	**4,516**	**+26.7%**
Tax Expense	-533	+23.1%	-13.9%	-1,152	+32.3%
Minority Interests	-84	-2.3%	-19.2%	-188	-6.9%
Net Income, Group Share	**1,456**	**+4.7%**	**-15.3%**	**3,176**	**+27.5%**
Cost / Income	**61.8%**	**+2.8 pt**	**+5.7 pt**	**58.8%**	**-1.4 pt**
Cost/Income without BNP Paribas Capital	**62.0%**	**+1.0 pt**	**+2.2 pt**	**60.9%**	**-0.8 pt**
ROE after Tax				21.8%	+2.8 pt

BNP PARIBAS

Number of Shares and Earnings per Share

Number of Shares

in millions	1H04	2004	1H05
Number of Shares (end of period)	878.6	884.7	871.2
Number of Shares excluding Treasury Shares (end of period)	832.5 *	833.0 *	825.5
Average number of Shares outstanding excluding Treasury Shares	847.6 *	840.5 *	828.0

* *French GAAP*

EPS

In euros	2003 *	2004 *
Earning Per Share (EPS)	4.31	5.55
Diluted Earning Per Share (Diluted EPS)	4.28	5.53

In euros	1H04 **	1H05
Earning Per Share (EPS)	2.95	3.84
Diluted Earning Per Share (Diluted EPS)	2.94	3.82

* *French GAAP* ***EU-IFRS simulation*

BNP PARIBAS

Geographic Breakdown of Commitments


Asia-Pacific 5%
Japan 1%
Other European Countries 6%
Africa & Middle East 3%
Latin America 3%
BancWest 7%
North America (excl. BancWest) 15%
European Economic Area 20%
France 40%

Gross lending + off balance sheet commitments, unweighted
€549bn as at 30.06.05

BNP PARIBAS

Breakdown of Commitments by Industry



Capital goods 2%
Private Individuals 30%
Materials 2%
Mining 3%
Utilities 1%
Leisure 1%
B2B 4%
Manufacturing 1%
Telecoms 1%
Transportation 3%
Real Estate 3%
Technology 1%
Food 3%
Insurance 2%
Household appliances 2%
Automotive 2%
Energy 2%
Others <1% each 4%
Sovereign, Local govt. and Finance 17%
Retailers 4%
Wholesalers 7%
Chemicals 3%
Construction 2%

Gross lending + off balance sheet commitments, unweighted
€549bn as at 30.06.05

BNP PARIBAS

A Solid Financial Structure

	30 June 05	1st Jan. 05
Group share of net equity not re-evaluated	31.1	28.8
Valuation Reserve	4.3	3.6
Total Capital ratio (a)	10.6%	10.1%
Tier One ratio (a)	7.5%	7.5%

(a) As at 30 June 2005, based on estimated Risk Weighted Assets of €362.7 bn.

Ratings

S&P	AA	Stable Outlook	Rating upgraded from AA- to AA on 06/07/04
Moody's	Aa2	Stable Outlook	Rating upgraded from Aa3 to Aa2 on 19/02/02
Fitch	AA	Stable Outlook	Rating upgraded from AA- to AA on 28/11/01

BNP PARIBAS

Retail Banking

In millions of euros	2Q05	2Q05 / 2Q04 EU-IFRS	2Q05 / 1Q05	1H05	1H05 / 1H04 EU-IFRS
Net Banking Income	**2,736**	**+7.8%**	**+2.8%**	**5,398**	**+9.2%**
Operating Expenses and Dep.	-1,667	+7.1%	+2.1%	-3,299	+7.2%
Gross Operating Income	**1,069**	**+9.0%**	**+3.8%**	**2,099**	**+12.6%**
Provisions	-159	-29.0%	-10.2%	-336	-22.6%
Operating Income	**910**	**+20.2%**	**+6.7%**	**1,763**	**+23.3%**
Associated Companies	37	+5.7%	+42.3%	63	+5.0%
Other Items	3	+0.0%	+50.0%	5	-54.5%
Pre-Tax Income	**950**	**+19.5%**	**+7.8%**	**1,831**	**+22.0%**
Cost / Income	60.9%	-0.4 pt	-0.4 pt	61.1%	-1.2 pt
Allocated Equity (Ebn)				10.5	+9.5%
Pre-Tax ROE				35%	+4 pt

BNP PARIBAS

French Retail Banking*

In millions of euros	2Q05	2Q05 / 2Q04 EU-IFRS	2Q05 / 1Q05	1H05	1H05 / 1H04 EU-IFRS
Net Banking Income	**1,348**	**+2.6%**	**-0.1%**	**2,698**	**+5.5%**
Incl. Commissions	*562*	*+8.1%*	*-0.5%*	*1,127*	*+7.0%*
Incl. Interest Margin	*786*	*-1.0%*	*+0.1%*	*1,571*	*+4.5%*
Operating Expenses and Dep.	-902	+3.6%	+0.8%	-1,797	+3.5%
Gross Operating Income	**446**	**+0.7%**	**-2.0%**	**901**	**+9.7%**
Provisions	-42	-38.2%	-4.5%	-86	-35.8%
Operating Income	**404**	**+7.7%**	**-1.7%**	**815**	**+18.6%**
Non Operating Items	0	n.s.	n.s.	0	n.s.
Pre-Tax Income	**404**	**+7.7%**	**-1.7%**	**815**	**+18.6%**
Income Attributable to AMS	-22	+29.4%	+0.0%	-44	+22.2%
Pre-Tax Income of French Retail Bkg	**382**	**+6.7%**	**-1.8%**	**771**	**+18.4%**
Cost / Income	66.9%	+0.6 pt	+0.6 pt	66.6%	-1.3 pt
Allocated Equity (Ebn)				5.0	+8.5%
Pre-Tax ROE				31%	+3 pt

*Including 100% of French Private Banking in France for line items NBI to pre-tax income

BNP PARIBAS

FRB (1) 2Q05: Fees

%Change 2Q05 vs.2Q04

Fees: +8.1%

Fees on investment funds and transactions: +14.5%

Other banking transactions: +5.2%

In millions of euros



533
520
537
536
565
562
182.2
167.5
161.7
167.7
197.6
351.0
352,5
375.0
367.9
367.2
370.7
1Q04
2Q04
3Q04
4Q04
1Q05
2Q05

(1) 100% of French Private Banking

BNP PARIBAS

FRB 2Q05: Outstandings

In billions of euros	Outstandings 2Q05	%Change 1 year 2Q05/2Q04	%Change 1 quarter 2Q05/1Q05	Outstandings 1H05	%Change 1 year 1H05/1H04
LENDINGS (1)					
Total Loans	**86.3**	**+15.2%**	**+2.9%**	**85.1**	**+15.3%**
Individual Customers	43.7	+19.9%	+4.2%	42.8	+19.7%
Incl. Mortgages	36.7	+22.4%	+4.6%	35.9	+22.3%
Incl. Consumer Lending	6.9	+8.4%	+2.4%	6.8	+7.9%
Corporates	39.6	+12.3%	+2.3%	39.2	+12.6%
DEPOSITS and SAVINGS (1)	**77.0**	**+4.6%**	**+1.5%**	**76.4**	**+4.9%**
Cheque and Current Accounts	31.6	+4.6%	+1.8%	31.3	+4.9%
Savings Accounts	37.9	+6.0%	+0.8%	37.8	+6.5%
Market Rate Deposits	7.5	-2.0%	+3.7%	7.4	-2.8%
FUNDS UNDER MANAGEMENT (2)					
Life Insurance	43.4	+13.5%	+3.6%	43.4	+13.5%
Mutual Funds (3)	61.8	+6.1%	+2.7%	61.8	+6.1%

(1) Average cash Outstandings (2) Outstandings at the end of the period

(3) These statistics do not include mutual funds assets registered in Luxembourg (PARVEST)

BNP PARIBAS

International Retail Banking and Financial Services

In millions of euros	2Q05	2Q05 / 2Q04 EU-IFRS	2Q05 / 1Q05	1H05	1H05 / 1H04 EU-IFRS
Net Banking Income	**1,434**	**+13.4%**	**+5.7%**	**2,791**	**+13.3%**
Operating Expenses and Dep.	-789	+11.3%	+3.8%	-1,549	+11.8%
Gross Operating Income	**645**	**+16.2%**	**+8.0%**	**1,242**	**+15.1%**
Provisions	-117	-25.0%	-12.0%	-250	-16.7%
Operating Income	**528**	**+32.3%**	**+13.8%**	**992**	**+27.3%**
Associated Companies	37	+5.7%	+42.3%	63	+5.0%
Other items	3	+0,0%	+50.0%	5	-54.5%
Pre-Tax Income	**568**	**+30.0%**	**+15.4%**	**1,060**	**+24.7%**
Cost / Income	55.0%	-1.1 pt	-1.0 pt	55.5%	-0.7 pt
Allocated Equity (Ebn)				5.5	+10.4%
Pre-Tax ROE				39%	+4 pt

BNP PARIBAS

BancWest

In millions of euros	2Q05	2Q05 / 2Q04 EU-IFRS	2Q05 / 1Q05	1H05	1H05 / 1H04 EU-IFRS
Net Banking Income	**454**	**+19.2%**	**+8.6%**	**872**	**+16.0%**
Operating Expenses and Dep.	-212	+18.4%	+1.9%	-420	+19.7%
Gross Operating Income	**242**	**+19.8%**	**+15.2%**	**452**	**+12.7%**
Provisions	-4	-55.6%	-63.6%	-15	-40.0%
Operating Income	**238**	**+23.3%**	**+19.6%**	**437**	**+16.2%**
Associated Companies	0	n.s.	n.s.	0	n.s.
Other Items	1	n.s.	n.s.	0	n.s.
Pre-Tax Income	**239**	**+23.8%**	**+20.7%**	**437**	**+16.2%**
Cost / Income	46.7%	-0.3 pt	-3.1 pt	48.2%	+1.5 pt
Allocated Equity (Ebn)				1.8	+18.8%
Pre-Tax ROE				49%	-1 pt

BancWest and its subsidiaries' contribution to the IRFS core business

At constant scope and exchange rates:	2Q05/2Q04
NBI	+ 1.1%
Operating Exp. and Dep.	- 2.6%
Gross Operating Income	+ 4.6%
Pre-Tax Income	+ 8.0%

BNP PARIBAS

Cetelem

In millions of euros	2Q05	2Q05 / 2Q04 EU-IFRS	2Q05 / 1Q05	1H05	1H05 / 1H04 EU-IFRS
Net Banking Income	**452**	**+4.1%**	**+0.2%**	**903**	**+6.6%**
Operating Expenses and Dep.	-238	+6.3%	+3.0%	-469	+7.1%
Gross Operating Income	**214**	**+1.9%**	**-2.7%**	**434**	**+6.1%**
Provisions	-96	-22.0%	-9.4%	-202	-12.9%
Operating Income	**118**	**+35.6%**	**+3.5%**	**232**	**+31.1%**
Associated Companies	36	+9.1%	+50.0%	60	+7.1%
Other Items	1	n.s.	n.s.	1	-83.3%
Pre-Tax Income	**155**	**+29.2%**	**+12.3%**	**293**	**+22.6%**
Cost / Income	52.7%	+1.1 pt	+1.5 pt	51.9%	+0.2 pt
Allocated Equity (Ebn)				1.6	+3.0%
Pre-Tax ROE				38%	+6 pt

Cetelem and its subsidiaries' contribution to the IRFS core business

BNP PARIBAS

Financial Services: Managed Outstandings

In billions of euros	June-05	March-05	%Change 1 quarter /March-05	June-04	%Change 1 year / June-04
CETELEM	**33.5**	**32.4**	**+3.3%**	**31.2**	**+7.5%**
France	19.3	19.1	+1.0%	19.2	+0.4%
Outside France	14.2	13.3	+6.6%	11.9	+18.8%
BNP Paribas Lease Group MT (1)	**14.9**	**14.7**	**+1.5%**	**15.8**	**-5.9%**
France	10.9	10.8	+0.8%	12.3	-11.5%
Europe (excluding France)	4.0	3.9	+3.6%	3.5	+13.9%
UCB Individuals (1,2)	**25.1**	**23.7**	**+6.0%**	**17.2**	**+46.0%**
France Individuals	14.5	14.0	+3.7%	9.5	+52.1%
Europe (excluding France)	10.6	9.7	+9.5%	7.7	+38.4%
Long Term Leasing with Services (3)	**5.9**	**5.3**	**+10.3%**	**5.4**	**+9.0%**
France	2.0	1.8	+11.3%	1.6	+20.2%
Europe (excluding France)	3.9	3.5	+9.8%	3.7	+4.1%
Arval					
Total Managed Vehicles (in thousands)	**602**	**601**	**+0.2%**	**612**	**-1.5%**
includind financed vehicles	451	439	+2.9%	421	+7.3%

(1) Transfer of BPLG residential real estate oustandings of BNP Paribas Invest Immo to UCB from 31.12.04. (€1.5 bn)
(2) Including Abbey National France outstandings from 31.03.05 (€ 2.6 bn).
(3) Estimates. 2004 figures have been modified according to IAS 17.

BNP PARIBAS

Asset Management and Services

In millions of euros	2Q05	2Q05 / 2Q04 EU-IFRS	2Q05 / 1Q05	1H05	1H05 / 1H04 EU-IFRS
Net Banking Income	**882**	**+12.9%**	**+8.5%**	**1,695**	**+14.8%**
Operating Expenses and Dep.	-556	+12.8%	+3.7%	-1,092	+16.2%
Gross Operating Income	**326**	**+13.2%**	**+17.7%**	**603**	**+12.5%**
Provisions	-4	n.s.	n.s.	-7	n.s.
Operating Income	**322**	**+12.2%**	**+17.5%**	**596**	**+12.5%**
Associated Companies	0	n.s.	n.s.	0	n.s.
Other Items	53	n.s.	n.s.	54	n.s.
Pre-Tax Income	**375**	**+28.9%**	**+36.4%**	**650**	**+22.0%**
Cost / Income	63.0%	-0.1 pt	-2.9 pt	64.4%	+0.7 pt
Allocated Equity (Ebn)				3.6	+14.2%
Pre-Tax ROE				36%	+2 pt

BNP PARIBAS

Wealth and Asset Management

WAM = Private Banking + Asset Management + Cortal Consors + Real Estate Services

In millions of euros	2Q05	2Q05 / 2Q04 EU-IFRS	2Q05 / 1Q05	1H05	1H05 / 1H04 EU-IFRS
Net Banking Income	**442**	**+8.6%**	**+8.1%**	**851**	**+13.0%**
Operating Expenses and Dep.	-301	+8.3%	+3.1%	-593	+15.6%
Gross Operating Income	**141**	**+9.3%**	**+20.5%**	**258**	**+7.5%**
Provisions	0	n.s.	n.s.	0	n.s.
Operating Income	**141**	**+7.6%**	**+20.5%**	**258**	**+8.4%**
Associated Companies	0	n.s.	n.s.	0	n.s.
Other Items	1	n.s.	n.s.	2	n.s.
Pre-Tax Income	**142**	**+5.2%**	**+20.3%**	**260**	**+7.9%**
Cost / Income	68.1%	-0.2 pt	-3.3 pt	69.7%	+1.6 pt
Allocated Equity (Ebn)				1.0	+4.2%

BNP PARIBAS

Insurance

In millions of euros	2Q05	2Q05 / 2Q04 EU-IFRS	2Q05 / 1Q05	1H05	1H05 / 1H04 EU-IFRS
Net Banking Income	**250**	**+19.6%**	**+5.5%**	**487**	**+19.4%**
Operating Expenses and Dep.	-114	+22.6%	+2.7%	-225	+20.3%
Gross Operating Income	**136**	**+17.2%**	**+7.9%**	**262**	**+18.6%**
Provisions	-4	n.s.	n.s.	-7	n.s.
Operating Income	**132**	**+16.8%**	**+7.3%**	**255**	**+17.5%**
Associated Companies	0	n.s.	n.s.	0	n.s.
Other Items	52	n.s.	n.s.	52	n.s.
Pre-Tax Income	**184**	**+62.8%**	**+49.6%**	**307**	**+41.5%**
Cost / Income	45.6%	+1.1 pt	-1.2 pt	46.2%	+0.4 pt
Allocated Equity (Ebn)				2.2	+11.9%

BNP PARIBAS

Securities Services

In millions of euros	2Q05	2Q05 / 2Q04 EU-IFRS	2Q05 / 1Q05	1H05	1H05 / 1H04 EU-IFRS
Net Banking Income	**190**	**+15.2%**	**+13.8%**	**357**	**+13.3%**
Operating Expenses and Dep.	-141	+15.6%	+6.0%	-274	+14.2%
Gross Operating Income	**49**	**+14.0%**	**+44.1%**	**83**	**+10.7%**
Provisions	0	n.s.	n.s.	0	n.s.
Operating Income	**49**	**+14.0%**	**+44.1%**	**83**	**+10.7%**
Associated Companies	0	n.s.	n.s.	0	n.s.
Other Items	0	n.s.	n.s.	0	n.s.
Pre-Tax Income	**49**	**+14.0%**	**+44.1%**	**83**	**+10.7%**
Cost / Income	74.2%	+0.3 pt	-5.4 pt	76.8%	+0.6 pt
Allocated Equity (Ebn)				0.4	+80.9%

AMS 2Q05: Total Assets Under Management



In billion of euros
335.2
335.7
339.4
343.1
361.4
385.5
Private Banking and Cortal Consors
114.6
115.8
116.1
117,2
125,7
133.3
Assets Management
147.1
144.7
146.5
147.4
154.0
167.0
Insurance
73.5
75.2
76,8
78.5
81.7
85.2
31.03.05
30.06.04
30.09.04
31.12.04
31.03.05
30.06.05

Including cross-selling between the business lines within AMS

AMS 1H05: Assets Under Management

Total Assets under Management: +12.4%/31 December 2004



385.5
+€42.4bn
343.1
Private Banking and Cortal Consors
117.2
Net asset inflow €17.0bn
133.3
Performance effect. Exchange and others €25.4bn
Asset Management
147.4
167.0
Insurance
78.5
85.2
In billions of euros
31 December 2004
30 June 2005

Total assets under management, excluding cross-selling between the business lines within AMS: €324.3bn as at 30 June 2005 compared to €292.1bn as at 31 December 2004

BNP PARIBAS

AMS: Breakdown of Assets under Management



31/12/04
Monetary 31%
Bonds 31%
Equity 15%
Structured, alternative & index-based 13%
Diversified 10%
30/06/05
Monetary 30%
Bonds 29%
Equity 17%
Structured, alternative & index-based 15%
Diversified 9%

BNP PARIBAS

Corporate and Investment Banking

In millions of euros	2Q05	2Q05 / 2Q04 EU-IFRS	2Q05 / 1Q05	1H05	1H05 / 1H04 EU-IFRS
Net Banking Income	**1,568**	**+9.3%**	**+0.1%**	**3,134**	**+9.6%**
Operating Expenses and Dep.	-904	+6.2%	-1.0%	-1,817	+6.6%
Gross Operating Income	**664**	**+13.7%**	**+1.7%**	**1,317**	**+14.0%**
Provisions	50	n.s.	+6.4%	97	n.s.
Operating Income	**714**	**+28.4%**	**+2.0%**	**1,414**	**+31.5%**
Associated Companies	-1	n.s.	n.s.	1	n.s.
Other Items	26	n.s.	+85.7%	40	+48.1%
Pre-Tax Income	**739**	**+29.0%**	**+3.2%**	**1,455**	**+32.0%**
Cost / Income	57.7%	-1.6 pt	-0.6 pt	58.0%	-1.6 pt
Allocated Equity (Ebn)				8.7	+26.3%
Pre-Tax ROE				34%	+2 pt

BNP PARIBAS

Financing Businesses

In millions of euros	2Q05	2Q05 / 2Q04 EU-IFRS	2Q05 / 1Q05	1H05	1H05 / 1H04 EU-IFRS
Net Banking Income	**724**	**+24.4%**	**+15.8%**	**1,349**	**+18.5%**
Operating Expenses and Dep.	-280	+14.3%	+7.7%	-540	+11.3%
Gross Operating Income	**444**	**+31.8%**	**+21.6%**	**809**	**+23.9%**
Provisions	50	n.s.	+6.4%	97	n.s.
Operating Income	**494**	**+56.8%**	**+19.9%**	**906**	**+56.7%**
Other Items	9	+50.0%	+80.0%	14	+27.3%
Pre-Tax Income	**503**	**+56.7%**	**+20.6%**	**920**	**+56.2%**
Cost / Income	38.7%	-3.4 pt	-2.9 pt	40.0%	-2.6 pt
Allocated Equity (Ebn)				5.9	+38.3%

BNP PARIBAS

Advisory and Capital Markets

In millions of euros	2Q05	2Q05 / 2Q04 EU-IFRS	2Q05 / 1Q05	1H05	1H05 / 1H04 EU-IFRS
Net Banking Income	**844**	**-1.1%**	**-10.3%**	**1,785**	**+3.7%**
Operating Expenses and Dep.	-624	+3.0%	-4.4%	-1,277	+4.7%
Gross Operating Income	**220**	**-10.9%**	**-23.6%**	**508**	**+1.2%**
Provisions	0	n.s.	n.s.	0	n.s.
Operating Income	**220**	**-8.7%**	**-23.6%**	**508**	**+2.2%**
Associated Companies	-1	n.s.	n.s.	1	n.s.
Other Items	17	n.s.	+88.9%	26	+62.5%
Pre-Tax Income	**236**	**-6.3%**	**-21.1%**	**535**	**+4.3%**
Cost / Income	73.9%	+2.9 pt	+4.5 pt	71.5%	+0.7 pt
Allocated Equity (Ebn)				2.8	+6.9%

BNP PARIBAS

VaR (1 day-99%) by Type of Risk



Total
56 32 40 28 23 38 22 22 25 28 27 19 19 36
Commodities
Change and others
Equities
Interest Rate
Credit
Netting
Average VaR
In mn €
29.03.02
28.06.02
30.09.02
31.12.02
31.03.03
30.06.03
30.09.03
31.12.03
31.03.04
30.06.04
30.09.04
31.12.04
31.03.05
30.06.05

Inclusion in 4Q03 of "credit" risk, previously included and netted in "interest rate" risk

(Diagram: last market trading day of the period)

BNP PARIBAS

BNP Paribas Capital

In millions of euros	2Q05	2Q04 EU-IFRS	1Q05	1H05	1H04 EU-IFRS
Net Banking Income	**24**	**174**	**357**	**381**	**255**
Operating Expenses and Dep.	-5	-6	-6	-11	-15
Gross Operating Income	**19**	**168**	**351**	**370**	**240**
Provisions	-1	1	0	-1	3
Operating Income	**18**	**169**	**351**	**369**	**243**
Associated Companies	2	42	19	21	81
Other Items	51 *	12	7	58	81
Pre-Tax Income	**71**	**223**	**377**	**448**	**405**
Allocated Equity (€bn)				1.2	1.1

* Carbone Lorraine capital gains (€52mn) booked as gains on the disposal of an associated company

- Estimated value of the portfolio as at 30 June 05:
  → €4.3bn (€3.8bn[1] as at 31 Dec. 04)
- Unrealised capital gains as at 30 June 05:
  → €1.3bn (1.3bn [1] as at 31 Dec. 04)

[1] data restated in IFRS-EU

BNP PARIBAS

CONSOLIDATED FINANCIAL STATEMENTS

First half of 2005

(Unaudited documents)

CONTENTS

CONSOLIDATED FINANCIAL STATEMENTS PREPARED IN ACCORDANCE WITH INTERNATIONAL FINANCIAL REPORTING STANDARDS AS ADOPTED BY THE EUROPEAN UNION

NOTES TO THE FINANCIAL STATEMENTS PREPARED UNDER IFRS

CONSOLIDATED FINANCIAL STATEMENTS PREPARED IN ACCORDANCE WITH INTERNATIONAL FINANCIAL REPORTING STANDARDS AS ADOPTED BY THE EUROPEAN UNION

INTRODUCTION

Applicable accounting standards

The financial statements contained in the present document comprise the balance sheet, profit and loss account, statement of changes in shareholders' equity and statement of cash flows, together with certain notes thereto (the Financial Statements), published in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union.

These standards are applicable to consolidated financial statements from 1 January 2005 (the date of first-time adoption) in accordance with the requirements of IFRS 1 "First Time Adoption of International Financial Reporting Standards" and of other IFRS, based on the version and interpretations of standards that are likely to have been adopted within the European Union by 31 December 2005.

BNP Paribas has assumed that the European Union will be in a position to adopt prior to 31 December 2005 the amendment to IAS 39, issued by the International Accounting Standards Board (IASB) in June 2005, which allows the measurement at fair value of certain liabilities issued by an enterprise that are not part of the trading portfolio and that include embedded derivatives which are themselves hedged by derivative financial instruments. This amendment reduces IAS 39 compliance costs in terms of documenting hedge effectiveness, but with no material impact on profit for the period. BNP Paribas has applied this amendment as though it had taken effect from 1 January 2005 so as to achieve consistency with the accounting standards it expects to apply for the 2005 financial year as a whole.

Reference consolidated financial statements for information to be published in respect of the 2005 financial year

In order to provide all material information necessary for an understanding of financial data published for the successive quarters of the 2005 financial year, and in particular of financial data published in respect of the second quarter and first half of 2005, BNP Paribas is issuing – simultaneously with the present document – a separate document, "Reference consolidated financial statements for information to be published in respect of the 2005 financial year". This separate document presents all financial statements for the 2004 financial year already published under French generally accepted accounting principles (French GAAP), restated to comply with IFRS applicable in 2004 as adopted by the European Union.

It also describes the principal reclassifications and restatements made to shareholders' equity at 1 January 2004, to the profit and loss account for the year ended 31 December 2004 and to the balance sheet at 31 December 2004 in order to comply with IFRS as applicable in 2004, and the principal reclassifications and restatements made to the balance sheet and to shareholders' equity at 1 January 2005 to comply with IAS 32, IAS 39 and IFRS 4.

The present document should be read in conjunction with the document "Reference consolidated financial statements for information to be published in respect of the 2005 financial year".

Comparability of the financial statements

The following presentational rules have been applied to the Financial Statements during the transitional period. These rules take account of (i) information published under French GAAP for the 2003 and 2004 financial years, (ii) IFRS restatements made to the 2004 financial statements, and (iii) the effects of the non-retrospective application in 2005 of IAS 32 (Financial Instruments: Disclosure and Presentation), IAS 39 (Financial Instruments: Recognition and Measurement) and IFRS 4 (Insurance Contracts):

✓ *Profit and loss account*

The profit and loss account for the first half of 2005 and the notes thereto are presented in accordance with full-scope IFRS as adopted by the European Union, referred to as "EU IFRS" in the Financial Statements presented below. The comparative figures for the first half of 2004 have been restated to comply with IFRS as applicable in 2004 (i.e. excluding IAS 32, IAS 39 and IFRS 4), referred to in the Financial Statements as "2004 IFRS".

The presentation of the profit and loss account is consistent with the new IFRS account headings and classifications, in accordance with the format recommended by the French accounting authorities (*Conseil National de la Comptabilité*). BNP Paribas has applied with effect from the 2004 financial year the terminology introduced by IAS 39 to show separately within the profit and loss account items relating to trading account activities and items relating to the various categories of securities.

Note 1, "Effects of first-time adoption of IFRS", presents in detail the principal reclassifications and restatements made to the profit and loss account for the first half of 2004 in order to comply with 2004 IFRS.

Note 1 also describes the main differences in accounting principles between 2004 IFRS and French GAAP.

✓ *Balance sheet*

The balance sheet at 30 June 2005 is prepared in accordance with EU IFRS. The balance sheet at 1 January 2005 presented for comparative purposes has been restated to comply with EU IFRS, as described in the document "Reference consolidated financial statements for information to be published in respect of the 2005 financial year".

✓ *Shareholders' equity*

The statement of changes in shareholders' equity between 31 December 2003 and 30 June 2005 incorporates the effects of adjustments made to comply with IFRS as applicable at 1 January 2004 and 1 January 2005 respectively.

✓ *Accounting policies*

Note 2 describes the accounting policies adopted by the BNP Paribas Group under 2004 IFRS (including French GAAP policies that continue to apply, in particular those related to financial instruments), followed by a description of the accounting policies applied under IAS 32, IAS 39 and IFRS 4 (as substituted for the relevant French GAAP accounting policies in 2005), which together with 2004 IFRS comprise the full-scope EU IFRS set of standards.

PROFIT AND LOSS ACCOUNT FOR THE FIRST HALF OF 2005

In millions of euros	Note	6 months to 30 June 2005 EU-IFRS	6 months to 30 June 2004 2004 IFRS
Interest income [1]	3.a	15,036	11,456
Interest expense [1]	3.a	(11,249)	(7,710)
Commission income [1]		3,959	3,507
Commission expense [1]		(1,685)	(1,323)
Net gain/loss on financial instruments at fair value through profit or loss[2]	3.b	2,354	1,775
Net gain/loss on available-for-sale financial assets[3]	3.c	1,019	920
Income from other activities	3.d	10,755	8,579
Expenses on other activities	3.d	(9,415)	(7,429)
NET BANKING INCOME		**10,774**	**9,775**
Operating expense		(5,997)	(5,453)
Depreciation, amortisation and impairment of property, plant and equipment and intangible assets		(341)	(398)
GROSS OPERATING INCOME		**4,436**	**3,924**
Cost of risk	3.e	(212)	(463)
OPERATING INCOME		**4,224**	**3,461**
Share of earnings of associates		176	194
Net gain/loss on non-current assets		116	52
Change in value of goodwill			6
PRE-TAX NET INCOME		**4,516**	**3,713**
Corporate income tax	3.f	(1,152)	(907)
NET INCOME		**3,364**	**2,806**
of which minority interests		188	202
NET INCOME BEFORE MINORITY INTERESTS		**3,176**	**2,604**
Basic earnings per share	5.a	3.84	3.09
Diluted earnings per share	5.a	3.82	3.07

(1) Under EU IFRS, some commission income is treated as an additional component of interest and hence as an integral part of the effective interest rate in accordance with IAS 39. Consequently, this income is recorded in "Net interest income". Under 2004 IFRS, the corresponding income was included in "Commission income", as IAS 39 was not applicable in 2004.

(2) Under 2004 IFRS, "Financial instruments at fair value through profit or loss" consists solely of trading account financial instruments.

(3) Under 2004 IFRS, "Available-for-sale financial assets" comprises the assets classified under French GAAP as securities available for sale, investments in non-consolidated undertakings, other participating interests and equity securities held for long-term investment.

BALANCE SHEET AT 30 JUNE 2005

In millions of euros	30 June 2005	1st January 2005
ASSETS		
Cash and amounts due from central banks and post office banks	10,088	6,888
Financial assets at fair value through profit or loss	669,117	539,510
Derivatives used for hedging purposes	3,318	2,581
Available-for-sale financial assets	92,431	75,225
Loans and receivables due from credit institutions	41,751	40,983
Loans and receivables due from customers	273,841	244,228
Remeasurement adjustment on interest-rate risk hedged portfolios	115	-
Held-to-maturity financial assets	17,037	26,650
Current and deferred tax assets	1,150	2,129
Accrued income and other assets	79,913	41,332
Investments in associates	2,784	2,720
Investment property	4,595	4,551
Property, plant and equipment	8,664	8,159
Intangible assets	1,177	1,175
Goodwill	7,020	6,328
TOTAL ASSETS	**1,213,001**	**1,002,459**
LIABILITIES		
Due to central banks and post office banks	405	256
Financial liabilities at fair value through profit or loss	587,691	457,093
Derivatives used for hedging purposes	794	450
Due to credit institutions	110,108	100,188
Due to customers	222,116	205,962
Debt securities	90,762	77,597
Remeasurement adjustment on interest-rate risk hedged portfolios	1,077	1,022
Current and deferred tax liabilities	1,629	1,653
Accrued expenses and other liabilities	66,183	33,978
Technical reserves of insurance companies	71,931	70,043
Provisions for contingencies and charges	3,977	3,983
Subordinated debt	15,915	13,042
TOTAL LIABILITIES	**1,172,588**	**965,267**
SHAREHOLDERS' EQUITY		
Share capital and additional paid-in capital	*11,434*	*12,109*
Retained earnings	*16,533*	*11,719*
Net income for the period attributable to shareholders	*3,176*	*4,939*
Total capital, retained earnings and net income for the period attributable to shareholders	31,143	28,767
Unrealised or deferred gains and losses attributable to shareholders	4,349	3,560
Shareholders' equity	**35,492**	**32,327**
Minority interests	**4,921**	**4,865**
Total consolidated equity	**40,413**	**37,192**
TOTAL LIABILITIES AND EQUITY	**1,213,001**	**1,002,459**

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY BETWEEN 31 DEC 2003 AND 30 JUNE 2005

	Shareholders' equity				
In millions of euros	Share capital and additional paid-in capital	Preferred shares and equivalent instruments	Elimination of own equity instruments	Retained earnings and net income for the period	Total capital and retained earnings
Consolidated equity at 31 December 2003 under French GAAP	12,823		(1,905)	18,005	28,923
Appropriation of net income for 2003				(1,212)	(1,212)
Consolidated equity at 1 January 2004 under French GAAP	12,823	-	(1,905)	16,793	27,711
Effect of adoption of IFRS applicable in 2004 (1)			(64)	(680)	(744)
Consolidated equity at 1 January 2004 under 2004 IFRS	12,823	-	(1,969)	16,113	26,967
Movements arising from relations with shareholders					
Increase in share capital	10				10
Reduction in share capital	(966)		966		-
Elimination of own equity instruments			(1,327)	(38)	(1,365)
Share-based payment plans			(79)	85	6
	(956)	-	(440)	47	(1,349)
Unrealised or deferred gains and losses for the period:					
Effect of movements in exchange rates					-
Share of changes in net assets of associates and equity-accounted joint enterprises					-
	-	-	-	-	-
Other movements				68	68
Net income for 2004				2,604	2,604
Consolidated equity at 30 June 2004 under 2004 IFRS	11,867	-	(2,409)	18,832	28,290
Movements arising from relations with shareholders					
Increase in share capital	242				242
Elimination of own equity instruments			(284)	(23)	(307)
Interim dividends paid out of net income for the period					-
	242	-	(284)	(23)	(65)
Unrealised or deferred gains and losses for the period:					
Effect of movements in exchange rates					-
Share of changes in net assets of associates and equity-accounted joint enterprises					-
	-	-	-	-	-
Other movements				(12)	(12)
Net income for 6 months to 30 june 2004				2,335	2,335
Consolidated equity at 31 December 2004 under 2004 IFRS	*12,109*	-	*(2,893)*	*21,132*	*30,548*
Effect of adoption of IFRS applicable at 1 January 2005			32	(1,813)	(1,781)
Consolidated equity at 1 January 2005 under EU IFRS before appropriation of net income	12,109	-	(2,661)	19,319	28,767
Appropriation of net income for 2004				(1,659)	(1,659)
Consolidated equity at 1 January 2005 under EU IFRS after appropriation of net income	12,109	-	(2,661)	17,660	27,108
Movements arising from relations with shareholders					
Increase in share capital	16	1,114			1,130
Reduction in share capital	(691)		691		-
Elimination of own equity instruments			(248)	(42)	(290)
Share-based payment plans			37	4	41
Interim dividends paid out of net income for the period					-
	(675)	1,114	480	(38)	881
Effect of acquisitions and disposals on minority interests					-
Unrealised or deferred gains for 6 months to 30 June 2005					
Changes in faire value of financial intruments through shareholders' equity					-
Changes in faire value of financial intruments through profit and loss					-
Effect of movements in exchange rates					-
Share of changes in net assets of associates and equity-accounted joint enterprises					-
	-	-	-	-	-
Other movements				(22)	(22)
Net income for 6 months to 30 june 2005				3,176	3,176
Consolidated equity at 30 June 2005 under EU IFRS	11,434	1,114	(2,181)	20,776	31,143

(1) In accordance with IFRS, BNP Paribas has recognised all existing cumulative translation differences as at 1 January 2004 as an irreversible component of retained earnings.

Shareholders' equity (cont'd)					Minority interests			
Cumulative translation adjustment	Available-for-sale reserve	Hedging reserve	Total unrealised or deferred gains & losses	Total shareholders' equity	Retained earnings and net income for the period	Unrealised or deferred gains and losses	Total minority interests	Total consolidated equity
(602)			(602)	28,321	5,019		5,019	33,340
			-	(1,212)	(324)		(324)	(1,536)
(602)	-	-	(602)	27,109	4,695	-	4,695	31,804
602			602	(142)	66		66	(76)
-	-	-	-	26,967	4,761	-	4,761	31,728
			-	10			-	10
			-	-			-	-
			-	(1,365)			-	(1,365)
			-	6			-	6
-	-	-	-	(1,349)	-	-	-	(1,349)
(5)			(5)	(5)		42	42	37
(6)			(6)	(6)			-	(6)
(11)	-	-	(11)	(11)	-	42	42	31
			-	68			-	68
				2,604	200		200	2,804
(11)	-	-	(11)	28,279	4,961	42	5,003	33,282
			-	242			-	242
			-	(307)			-	(307)
			-	-	(157)		(157)	(157)
-	-	-	-	(65)	(157)	-	(157)	(222)
(137)			(137)	(137)		(149)	(149)	(286)
(24)			(24)	(24)			-	(24)
(161)	-	-	(161)	(161)	-	(149)	(149)	(310)
			-	(12)	4		4	(8)
				2,335	212		212	2,547
(172)	-	-	(172)	30,376	5,020	(107)	4,913	35,289
	3,296	436	3,732	1,951	(44)	(4)	(48)	1,903
(172)	3,296	436	3,560	32,327	4,976	(111)	4,865	37,192
			-	(1,659)	(211)		(211)	(1,870)
(172)	3,296	436	3,560	30,668	4,765	(111)	4,654	35,322
			-	1,130			-	1,130
			-	-			-	-
			-	(290)			-	(290)
			-	41			-	41
			-	-	(43)		(43)	(43)
-	-	-	-	881	(43)	-	(43)	838
			-	-	(30)		(30)	(30)
	849	96	945	945		(6)	(6)	939
	(532)		(532)	(532)			-	(532)
410			410	410		158	158	568
(33)		(1)	(34)	(34)			-	(34)
377	317	95	789	789	-	152	152	941
			-	(22)			-	(22)
				3,178	188		188	3,364
205	3,613	531	4,349	35,492	4,880	41	4,921	40,413

STATEMENT OF CASH FLOWS FOR THE FIRST HALF OF 2005

In millions of euros	Note	6 months to 30 June 2005	6 months to 30 June 2004
Pre-tax net income		4,516	3,713
Non-monetary items included in pre-tax net income and other adjustments		**229**	**1,289**
Net depreciation/amortisation expense on property, plant and equipment and intangible assets		366	395
Impairment of goodwill and other non-current assets		(25)	(6)
Net addition to provisions		3,167	3,645
Share of earnings of associates		(176)	(194)
Net income from investing activities		(110)	(24)
Net (income) loss from financing activities		(161)	54
Other movements		(2,832)	(2,581)
Net (decrease) increase in cash related to assets and liabilities generated by operating activities		**(4,495)**	**6,105**
Net increase in cash related to transactions with credit institutions		5,623	12,744
Net decrease in cash related to transactions with customers		(6,700)	(2,414)
Net decrease in cash related to transactions involving other financial assets and liabilities		(2,699)	(3,258)
Net decrease in cash related to transactions involving non-financial assets and liabilities		(347)	(11)
Taxes paid		(372)	(956)
NET INCREASE IN CASH AND EQUIVALENTS GENERATED BY OPERATING ACTIVITIES		**250**	**11,107**
Net increase in cash related to acquisitions and disposals of consolidated entities	5.c	227	490
Net decrease related to property, plant and equipment and intangible assets		(397)	(411)
NET (DECREASE) INCREASE IN CASH AND EQUIVALENTS RELATED TO INVESTING ACTIVITIES		**(170)**	**79**
Decrease in cash and equivalents related to transactions with shareholders		(2,285)	(2,928)
Other increases in cash and equivalents generated by financing activities		4,386	288
NET INCREASE (DECREASE) IN CASH AND EQUIVALENTS RELATED TO FINANCING ACTIVITIES		**2,101**	**(2,640)**
EFFECT OF MOVEMENTS IN EXCHANGE RATES ON CASH AND EQUIVALENTS		**399**	**64**
NET INCREASE IN CASH AND EQUIVALENTS		**2,580**	**8,610**
Balance on cash and equivalent accounts at the start of the period		**7,346**	**5,117**
Net balance of cash accounts and accounts with central banks and post office banks		6,634	5,227
Net balance of demand loans and deposits - credit institutions		712	(110)
Balance on cash and equivalent accounts at the end of the period		**9,926**	**13,727**
Net balance of cash accounts and accounts with central banks and post office banks		9,682	12,896
Net balance of demand loans and deposits - credit institutions		244	831
NET INCREASE IN CASH AND EQUIVALENTS		**2,580**	**8,610**

NOTES TO THE FINANCIAL STATEMENTS PREPARED UNDER IFRS

1. EFFECTS OF FIRST-TIME ADOPTION OF IFRS

1.a TRANSITION OF THE PROFIT AND LOSS ACCOUNT FOR THE FIRST HALF OF 2004

In millions of euros	French GAAP	Reallocations between financial instrument categories	Reclassifications	Restatements	2004 IFRS
Net interest income	2,994		761	(9)	3,746
Net commission income	2,309		(175)	50	2,184
Net gains on trading account securities	2,477	(2,477)			
Net gain/loss on financial instruments at fair value through profit or loss [1]		2,477	(706)	4	1,775
Income from variable-income securities	185	(185)			
Net gains on securities available for sale	278	(278)			
Net gain/loss on available-for-sale financial assets [2]		463	478	(21)	920
Net other banking income	(4)		4		
Underwriting result and net investment income of insurance companies	881		(881)		
Net income from other activities	254		895	1	1,150
NET BANKING INCOME	9,374	-	376	25	9,775
Operating expenses	(5,274)		(31)	(148)	(5,453)
Depreciation, amortisation and impairment	(376)		(17)	(5)	(398)
GROSS OPERATING INCOME	3,724	-	328	(128)	3,924
Cost of risk	(460)		1	(4)	(463)
OPERATING INCOME	3,264	-	329	(132)	3,461
Share of earnings of associates	104			90	194
Net gain/loss on non-current assets	604		(406)	(146)	52
Net non-recurring expense	(77)		77		
Amortisation of goodwill	(181)			187	6
Movements in reserve for general banking risks	45			(45)	
PRE-TAX NET INCOME	3,759	-	-	(46)	3,713
Corporate income tax	(944)			37	(907)
NET INCOME	2,815	-	-	(9)	2,806
of which minority interests	200			2	202
NET INCOME BEFORE MINORITY INTERESTS	2,615	-	-	(11)	2,604

(1) Under 2004 IFRS, "Financial instruments at fair value through profit or loss" consists solely of trading account financial instruments.

(2) Under 2004 IFRS, "Available-for-sale financial assets" comprises the assets classified under French GAAP as securities available for sale, investments in non-consolidated undertakings, other participating interests and equity securities held for long-term investment.

The profit and loss account format recommended by the French accounting authorities does not retain the previous French GAAP headings to classify gains and losses on financial instruments covered by IAS 39. The Group has therefore used the recommended headings in presenting the profit and loss account for the first half of 2004. Reallocations between French GAAP headings and IFRS-compliant headings are shown in the transition schedule.

1.b PRINCIPAL RECLASSIFICATIONS MADE TO COMPLY WITH 2004 IFRS AND WITH PRESENTATIONAL RULES ADOPTED IN FRANCE

In millions of euros	Reclassification of net non-recurring expense	Reclassification of gain/loss on disposal of investments	Reallocation of underwriting result & net investment income of insurance companies	Reclassification of interest on fixed-income trading account securities
Net interest income	1		179	672
Net commission income				
Net gain/loss on financial instruments at fair value through profit or loss (1)			(9)	(672)
Net gain/loss on available-for-sale financial assets (2)		406	74	
Net other banking income				
Underwriting result and net investment income of insurance companies			(881)	
Net income from other activities	(30)		637	
NET BANKING INCOME	(29)	406	-	-
Operating expenses	(32)			
Depreciation, amortisation and impairment	(16)			
GROSS OPERATING INCOME	(77)	406	-	-
Cost of risk				
OPERATING INCOME	(77)	406	-	-
Net gain/loss on non-current assets		(406)		
Net non-recurring expense	77			
PRE-TAX NET INCOME	-	-	-	-
Corporate income tax				
NET INCOME	-	-	-	-

Reclassification of non-recurring items

The net non-recurring expense of EUR 77 million reported for the first half of 2004 has been reallocated to "Operating expense" (EUR 32 million, primarily for costs associated with the transition to IFRS and preparations for the new capital adequacy ratio calculation rules), "Depreciation, amortisation and impairment" (EUR 16 million), and "Net income from other activities" (EUR 30 million, relating to commission on finance leases).

Reclassification of gains and losses on disposals of long-term investments

Gains and losses on disposals of long-term investments, shown under "Gains on long-term investments and changes in provisions" under French GAAP, are classified in "Net banking income" under IFRS. The amount involved is EUR 406 million. Net realised gains and losses on disposals of property, plant and equipment and intangible assets used in operations, and on disposals of investments in consolidated undertakings still included in the scope of consolidation at the time of disposal, continue to be recorded on this line, now retitled "Net gain/loss on non-current assets" to reflect the change in content.

Reclassification of underwriting result and net investment income of insurance companies

BNP Paribas has reclassified all the items included on the line "Underwriting result and net investment income of insurance companies", so as to include them with items of a similar nature related to banking activities. The total amount involved (EUR 881 million) has been reclassified to "Net income from other activities" (EUR 637 million), to "Net gain/loss on available-for-sale financial assets" (EUR 74 million), and to "Interest income" (EUR 179 million).

Recognition of net operating lease income in "Net income from other activities"	Reclassification of "Net other banking income"	Other items	TOTAL Reclassifications
(102)	12	(1)	761
(109)	(62)	(4)	(175)
	(24)	(1)	(706)
	(3)	1	478
(4)	8		4
			(881)
215	69	4	895
-	-	(1)	376
		1	(31)
		(1)	(17)
-	-	(1)	328
		1	1
-	-	-	329
			(406)
			77
-	-	-	-
			-
-	-	-	-

Reclassification of interest on fixed-income trading account securities

Interest income derived from fixed-income trading account securities, reported under French GAAP in "Net gains on trading account securities" (equivalent to "Net gain/loss on financial instruments at fair value through profit or loss" under IFRS), has been reclassified to "Interest income". The total amount involved is EUR 672 million.

Reclassification of net income from operating leases

Some leases contracted by the BNP Paribas Group as lessor qualify as operating leases under IFRS but were treated as finance leases under French GAAP. In the French GAAP financial statements, income from these leases was recorded in "Net interest income" (EUR 102 million). This income is now included in "Net income from other activities". In addition, ancillary revenues generated by these leasing activities, mainly in the form of recharges of future maintenance costs, have been reclassified from "Commission income" (EUR 109 million) and "Net other banking income" (EUR 4 million) to "Net income from other activities".

Reclassification of "Net other banking income"

Items included in "Net other banking income" under French GAAP (apart from income generated by operating leases, as described in the previous paragraph), have been reallocated to other lines within net banking income according to the nature of the income or expense. In particular, payment instrument charges of EUR 62 million have been reclassified to "Commission income", and EUR 69 million of income (mainly comprising rental income from investment property) has been reclassified to "Net income from other activities".

1.c PRINCIPAL RESTATEMENTS MADE TO COMPLY WITH 2004 IFRS

In millions of euros	PP&E used in operations and investment property	Intangible assets	Leases	Share-based payment
	IAS 16, 40	IAS 38	IAS 17	IFRS 2
Net interest income			(4)	
Net commission income				
Net gain/loss on financial instruments at fair value through profit or loss				
Net gain/loss on available-for-sale financial assets				
Net income from other activities	5		(2)	
NET BANKING INCOME	5	-	(6)	-
Operating expenses			1	(58)
Depreciation, amortisation and impairment	2	(6)	(1)	
GROSS OPERATING INCOME	7	(6)	(6)	(58)
Cost of risk			(4)	
OPERATING INCOME	7	(6)	(10)	(58)
Share of earnings of associates				
Gains on long-term investments and changes in provisions	5			
Amortisation of goodwill				
Movements in reserve for general banking risks				
PRE-TAX NET INCOME	12	(6)	(10)	(58)
Corporate income tax	1	3	3	9
NET INCOME	13	(3)	(7)	(49)
of which minority interests	2			
NET INCOME BEFORE MINORITY INTERESTS	11	(3)	(7)	(49)

Employee benefit obligations	Consolidation	Reserve for general banking risks	Other IAS/IFRS	TOTAL Restatements
IAS 19	IAS 31 & 36	IAS 37		2004 IFRS
	(4)		(1)	(9)
	51		(1)	50
6			(2)	4
	(21)			(21)
	(2)			1
6	24	-	(4)	25
(49)	(42)			(148)
	(1)		1	(5)
(43)	(19)	-	(3)	(128)
				(4)
(43)	(19)	-	(3)	(132)
1	88		1	90
	(161)		10	(146)
	187			187
		(45)		(45)
(42)	95	(45)	8	(46)
17	8		(4)	37
(25)	103	(45)	4	(9)
				2
(25)	103	(45)	4	(11)

Property, plant and equipment and intangible assets used in operations, investment property (IAS 16, IAS 40)

As allowed under IAS 16, IAS 36 and IAS 40, the BNP Paribas Group has elected to use the historical cost method to measure property, plant and equipment and intangible assets used in operations, investment property, and any impairment of such assets. This elective treatment has the effect of cancelling out revaluations made by the Group to certain operating assets during the 1990s, and of introducing the component-based method. The effect of this new treatment is to increase net income for the period by EUR 11 million.

In millions of euros	PP&E used in operations and investment property
	IAS 16, 40
Net banking income	5
Depreciation, amortisation and impairment	2
Gains on long-term investments and changes in provisions	5
Corporate income tax	1
NET INCOME	13
of which minority interests	2
NET INCOME BEFORE MINORITY INTERESTS	11

Intangible assets: software (IAS 38)

Under French GAAP, software developed internally by the BNP Paribas Group was amortised on a straight line basis over a standard period of five years. The application of IAS 38 has led BNP Paribas to redefine the criteria for capitalising internal development costs, and to apply different amortisation periods according to the nature of the software.

The effect of this restatement is to reduce net income for the period by EUR 3 million.

In millions of euros	Intangible assets
	IAS 38
Depreciation, amortisation and impairment	(6)
Corporate income tax	3
NET INCOME	(3)

Assets leased under operating leases – lessor accounting (IAS 17)

Unlike French GAAP, IFRS do not allow lessors to use actuarial depreciation methods in accounting for operating leases. In addition, the depreciated amount of the leased asset is calculated net of its remeasured residual value, with each remeasurement of residual value reflected in a prospective change to annual depreciation expense. IFRS also requires direct negotiating costs and net arrangement fees incurred on inception of the lease to be included in the depreciable amount of the asset.

The effect of this restatement is to reduce net income for the period by EUR 7 million.

In millions of euros	Leases
	IAS 17
Net banking income	(6)
Operating expenses	1
Depreciation, amortisation and impairment	(1)
Cost of risk	(4)
Corporate income tax	3
NET INCOME	(7)

BNP Paribas share-based payment plans (IFRS 2)

Under IFRS 2, stock option plans granted to employees and share-based deferred bonuses are treated as a cost. This means that an expense must be recognised equal to the value of the options and shares granted as consideration for the services rendered by the employees. The amount of this expense for the first half of 2004 was EUR 58 million.

In millions of euros	Share-based payment
	IFRS 2
Operating expenses	(58)
Corporate income tax	9
NET INCOME	(49)

Employee benefits (IAS 19)

Non-French employee benefits

BNP Paribas has elected for the exemption allowed under IFRS 1, under which all unamortised actuarial gains and losses at 1 January 2004 are recognised as a deduction from equity at that date. The amortisation of actuarial gains and losses taken to the profit and loss account in the first half of 2004, amounting to EUR 11 million, has therefore been eliminated.

Obligations to former BNP employees in France in respect of top-up banking industry pensions

The BNP Paribas Group has made a provision to cover its obligations in respect of the rights to top-up banking industry pensions vested in former BNP employees to 31 December 1993, and has written off in full the residual portion of the lump-sum payment made in 1994 to nationwide pension organisations in return for the transfer of the pension plans of the employees in question to these organisations. The expense related to obligations in respect of top-up banking industry pensions for the first half of 2004, arising mainly from a change in the discount rate, was EUR 40 million.

Retirement bonuses

BNP Paribas has applied the accounting treatment prescribed by the French accounting authorities (*Conseil National de la Comptabilité*) for the impact of the French Pension Reform Act of 2004 on retirement bonuses. Consequently, the provision recorded in 2003 was written off against equity at 1 January 2004, and the past service cost is being recognised in profit or loss over the residual vesting period. The resulting expense for the first half of 2004 was EUR 8 million.

A further expense of EUR 12 million was recognised in the first half of 2004 for various other restatements.

In millions of euros	Employee benefit obligations
	IAS 19
Net gain/loss on financial instruments at fair value through profit or loss	6
Operating expenses	(49)
Share of earnings of associates	1
Corporate income tax	17
NET INCOME	(25)

Consolidation: changes to scope of consolidation (IAS 27, IAS 28, IAS 31 and SIC 12) and amortisation of goodwill (IAS 36 and IFRS 3)

As permitted under IFRS 1, BNP Paribas has elected not to restate business combinations that took place before 1 January 2004. Under IAS 27, IAS 28 and IAS 31, the scope of consolidation has changed and goodwill is no longer amortised.

1. The main changes to the scope of consolidation relate to:

- Consolidation of special-purpose entities related to proprietary and third-party securitisation programmes that meet the consolidation criteria set out in interpretation SIC 12.
- Consolidation of directly-held private equity investments.

   Profit and loss account items of entities newly recognised as associates (i.e. accounted for by the equity method) increased net income for the first half of 2004 by EUR 88 million.

   In addition, "Net gain/loss on non-current assets" is reduced by EUR 161 million as a result of (i) the adjustment made at 1 January 2004 in respect of entities newly recognised as associates that were divested in the first half of 2004, and (ii) the new method of recognising gains and losses on disposal realised by mutual funds in which the Group holds units.

2. Amortisation of goodwill, which was allowed under French GAAP, is disallowed under IFRS 3, which instead requires an annual impairment test. The impairment tests conducted by BNP Paribas indicate that there was no impairment of goodwill. The reversal of the amortisation charged under French GAAP in the first half of 2004 increased net income for the period, as reported under IFRS, by EUR 187 million.

In millions of euros	Consolidation
	IAS 31 & 36
Net banking income	24
Operating expenses	(42)
Depreciation, amortisation and impairment	(1)
Share of earnings of associates	88
Gains on long-term investments and changes in provisions	(161)
Amortisation of goodwill	187
Corporate income tax	8
NET INCOME	**103**

Reserve for general banking risks (IAS 37)

The reserve for general banking risks recorded under French GAAP does not meet the criteria set out in IAS 37 for recognition as a liability, and hence was written back to retained earnings at 1 January 2004. The net reduction in the reserve recorded in the first half of 2004 has also been eliminated.

In millions of euros	Reserve for general banking risks
	IAS 37
Movements in reserve for general banking risks	(45)
NET INCOME	**(45)**

1.d TRANSITION OF SHAREHOLDERS' EQUITY AT 30 JUNE 2004

in millions of euros	Note	Share capital and additional paid-in capital	Unrealised or deferred gains & losses	Minority Interests	TOTAL
Consolidated equity at 30 June 2004 under French GAAP		29,012	(601)	4,922	33,333
Effect of adoption of IFRS applicable in 2004 [1]		(744)	602	66	(76)
Effect of adoption of IFRS on net income for 6 months to 30 June 2004	1.a	(11)	-	2	(9)
Other effect of adoption of IFRS on variation of shareholders' equity for 6 months to 30 June 2004 [2]		33	(12)	13	34
Consolidated equity at 30 June 2004 under 2004 IFRS		28,290	(11)	5,003	33,282

(1) For a detailed breakdown of the effects of first-time adoption of IFRS applicable at 1 January 2004, refer to the document entitled "Reference consolidated financial statements for information to be published in respect of the 2005 financial year".

(2) The other effects of first-time adoption of IFRS on changes in shareholders' equity during the first half of 2004 relate mainly to share-based payment and to the impact of exchange rate movements on IFRS restatements made at 30 June 2004.

2. PRINCIPAL ACCOUNTING POLICIES APPLIED BY THE BNP PARIBAS GROUP

2.a ACCOUNTING POLICIES APPLIED TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 DECEMBER 2004

Because IAS 32, IAS 39 and IFRS 4 are not applied to periods prior to 1st January 2005, the accounting policies previously applied under French GAAP continue to apply in 2004 in the following areas:

- Consolidation method of insurance companies
- Interbank and money-market items, customer items (assets)
- Securities
- Interbank and money-market items, customer deposits (liabilities)
- Debt securities
- Country risks provisions
- Provisions for unforeseeable industry risks
- Forward financial instruments
- Recognition of revenue and expense
- Net additions to provisions for credit risks and country risks (cost of risk)

The areas in which IFRS apply with effect from 2004 are as follows:

CONSOLIDATION

SCOPE OF CONSOLIDATION

The consolidated financial statements of BNP Paribas include all entities under the exclusive or joint control of the Group or over which the Group exercises significant influence, the consolidation of which is material to the Group. An enterprise is regarded as material if it contributes at least EUR 8 million to consolidated net banking income, EUR 4 million to consolidated gross operating income or net income before tax, or EUR 40 million to total consolidated assets. Entities that hold shares in consolidated enterprises are also consolidated.

Subsidiaries are consolidated from the date on which the Group obtains effective control. Entities under temporary control are included in the consolidated financial statements until the date of disposal.

The Group also consolidates special purpose entities (SPEs) formed specifically to manage a transaction or a group of transactions with similar characteristics, even where the Group has no equity interest in the entity, provided that the substance of the relationship indicates that the Group exercises control as assessed by reference to the following criteria:

- the activities of the SPE are being conducted exclusively on behalf of the Group, such that the Group obtains benefits from those activities;
- the Group has the decision-making and management powers to obtain the majority of the benefits of the ordinary activities of the SPE (as evidenced, for example, by the power to dissolve the SPE, to amend its bylaws, or to exercise a formal veto over amendments to its bylaws);
- the Group has the ability to obtain the majority of the benefits of the SPE, and therefore may be exposed to risks relating to the activities of the SPE. These benefits may be in the form of rights to some or all of the SPE's earnings, to a share of its net assets, to benefit from one or more assets, or to receive the majority of the residual assets in the event of liquidation;

- the Group retains the majority of the risks taken by the SPE in order to obtain benefits from its activities. This would apply, for example, if the risk exposure of outside investors is significantly reduced as a result of a guarantee from a Group company.

CONSOLIDATION METHODS

Enterprises under the exclusive control of the Group are fully consolidated. The Group has exclusive control over an enterprise where it is in a position to govern the financial and operating policies of the enterprise so as to obtain benefits from its activities. Exclusive control is presumed to exist when the BNP Paribas Group owns, directly or indirectly, more than half of the voting rights of an enterprise. It also exists when the Group has power to govern the financial and operating policies of the enterprise under an agreement; to appoint or remove the majority of the members of the board of directors or equivalent governing body; or to cast the majority of votes at meetings of the board of directors or equivalent governing body.

Currently exercisable or convertible potential voting rights are taken into account when determining the percentage of control held.

Enterprises under joint control are accounted for using the proportional consolidation method. The Group exercises joint control when under a contractual arrangement, strategic financial and operating decisions require the unanimous consent of the parties that share control.

Enterprises over which the Group exercises significant influence (associates) are accounted for by the equity method. Significant influence is the power to participate in the financial and operating policy decision-making of an enterprise without exercising control. Significant influence is presumed to exist when the Group holds, directly or indirectly, 20% or more of the voting power of an enterprise. Interests of less than 20% are excluded from consolidation unless they represent a strategic investment and the Group effectively exercises significant influence. This applies to companies developed in partnership with other groups, where the BNP Paribas Group participates in the strategic decision-making of the enterprise through representation on the board of directors or equivalent governing body, exercises influence over the enterprise's operational management by supplying management systems or decision-making tools, and provides technical assistance to support the enterprise's development.

If the Group's share of losses of an associate equals or exceeds the carrying amount of its investment in the associate, the Group discontinues including its share of further losses. The investment is reported at nil value. Additional losses of the associate are provided for only to the extent that the Group has a legal or inherent obligation to do so, or has made payments on behalf of the associate.

Minority interests are presented separately in the consolidated profit and loss account and balance sheet. The calculation of minority interests takes account of outstanding cumulative preferred shares classified as equity instruments and issued by subsidiaries, and held outside the Group.

Realised gains and losses on investments in consolidated undertakings are recognised in the profit and loss account under "Net gain/loss on non-current assets".

CONSOLIDATION PROCEDURES

The consolidated financial statements are prepared using uniform accounting policies for reporting like transactions and other events in similar circumstances.

- Elimination of intragroup balances and transactions

Intragroup balances arising from transactions between consolidated enterprises, and the transactions themselves (including income, expenses and dividends), are eliminated. Profits and losses arising from intragroup sales of financial assets are eliminated, except where there is an indication that the asset sold is impaired. Unrealised gains and losses included in the value of available-for-sale assets are maintained in the consolidated financial statements.

- Translation of financial statements expressed in foreign currencies

The consolidated financial statements of the BNP Paribas Group are expressed in euros.

The financial statements of enterprises whose functional currency is not the euro are translated using the closing rate method. Under this method, all assets and liabilities, both monetary and non-monetary, are translated using the spot exchange rate at the balance sheet date. Income and expense items are translated at the average rate for the period.

The same method is applied to the financial statements of enterprises located in hyperinflationary economies, after adjusting for the effects of inflation by applying a general price index.

Differences arising on the translation of balance sheet items and profit and loss items are recorded in shareholders' equity under "Cumulative translation adjustment" for the portion attributable to shareholders, and in "Minority interests" for the portion attributable to outside investors. Under the optional treatment permitted by IFRS 1, the Group has reset at zero, by transfer to retained earnings, all cumulative translation differences attributable to shareholders and to minority interests in the opening balance sheet at 1 January 2004.

On liquidation or disposal of some or all of the interest held in a foreign enterprise, the portion of the cumulative translation adjustment recorded in shareholders' equity in respect of the interest liquidated or disposed of is recognised in the profit and loss account.

BUSINESS COMBINATIONS AND MEASUREMENT OF GOODWILL

- Business combinations

The BNP Paribas Group accounts for all business combinations using the purchase method. The cost of a business combination is the fair value, at the date of exchange, of assets given, liabilities assumed, and equity instruments issued to obtain control of the acquiree, plus any costs directly attributable to the combination.

Goodwill represents the difference between the cost of the combination and the acquirer's interest in the net fair value of the identifiable assets, liabilities and contingent liabilities of the acquiree at the acquisition date. Positive goodwill is recognised in the acquirer's balance sheet, and negative goodwill is recognised immediately in profit or loss, on the acquisition date.

Goodwill is recognised in the functional currency of the acquiree and translated at the closing exchange rate.

The BNP Paribas Group tests goodwill for impairment on a regular basis.

- Cash-generating units

The BNP Paribas Group has split all its activities into cash-generating units, representing major business lines. This split is consistent with the Group's organisational structure and management methods, and reflects the independence of each unit in terms of results and management methods; it is subject to regular review in order to take account of events likely to affect the composition of cash-generating units, such as acquisitions, disposals and major reorganisations.

- Testing cash-generating units for impairment

Goodwill allocated to cash-generating units is tested for impairment annually and whenever there is an indication that a unit may be impaired, by comparing the carrying amount of the unit with its recoverable amount. If the recoverable amount is less than the carrying amount, an impairment loss is

recognised, writing down the goodwill by the excess of the carrying amount of the unit over its recoverable amount.

- Recoverable amount of a cash-generating unit

The recoverable amount of a cash-generating unit is the higher of the fair value of the unit less costs to sell and its value in use.

Fair value is the price that would be obtained from selling the unit in an arm's length transaction, as determined mainly by reference to actual prices of recent transactions involving similar entities, or on the basis of stock market multiples.

Value in use is based on an estimate of the future cash flows to be generated by the cash-generating unit, derived from the annual forecasts prepared by the unit's management and approved by Group Executive Management.

PROPERTY, PLANT AND EQUIPMENT AND INTANGIBLE ASSETS

Property, plant and equipment and intangible assets shown in the consolidated balance sheet comprise assets used in operations and investment property.

Assets used in operations are those used in the provision of services or for administrative purposes, and include non-property assets leased by the Group as lessor under operating leases.

Investment property comprises property assets held to generate rental income and capital gains.

Property, plant and equipment and intangible assets are initially recognised at purchase price plus directly attributable costs, together with borrowing costs where a long period of construction or adaptation is required before the asset can be brought into service.

Software developed internally by the BNP Paribas Group that fulfils the criteria for capitalisation is capitalised at direct development cost, which includes external costs and the labour costs of employees directly attributable to the project.

Subsequent to initial recognition, property, plant and equipment and intangible assets are measured at cost less accumulated depreciation or amortisation and any impairment losses. The only exceptions are shares in civil property companies (SCIs) held in unit-linked insurance contract portfolios, which are measured at fair value on the balance sheet date, with changes in fair value taken to profit or loss.

The depreciable amount of property, plant and equipment and intangible assets is calculated after deducting the residual value of the asset. Only assets leased by the Group as lessor under operating leases are presumed to have a residual value, as the useful life of property, plant and equipment and intangible assets used in operations is generally the same as their economic life.

Property, plant and equipment and intangible assets are depreciated or amortised using the straight line method over the useful life of the asset. Depreciation and amortisation expense is recognised in the profit and loss account under "Depreciation, amortisation and impairment of property, plant & equipment and intangible assets".

Where an asset consists of a number of components that may require replacement at regular intervals, or that have different uses or different patterns of consumption of economic benefits, each component is recognised separately and depreciated using a method appropriate to that component. The BNP Paribas Group has adopted the component-based approach for property used in operations and for investment property.

The depreciation periods used for office property are as follows: 80 years or 60 years for the shell (for prime and other property respectively); 30 years for facades; 20 years for general technical installations; and 10 years for fixtures and fittings.

Software is amortised, depending on its type, over periods of no more than 8 years in the case of infrastructure developments and 3 years in the case of software developed primarily for the purpose of providing services to customers.

Depreciable property, plant and equipment and intangible assets are tested for impairment if there is an indication of potential impairment at the balance sheet date. Non-depreciable assets are tested for impairment at least annually, using the same method as for goodwill allocated to cash-generating units.

If there is an indication of impairment, the new recoverable amount of the asset is compared with the carrying amount. If the asset is found to be impaired, an impairment loss is recognised in the profit and loss account. This loss is reversed in the event of a change in the estimated recoverable amount or if there is no longer an indication of impairment. Impairment losses are taken to the profit and loss account in "Depreciation, amortisation and impairment of property, plant & equipment and intangible assets".

Gains and losses on disposals of property, plant and equipment and intangible assets used in operations are recognised in the profit and loss account in "Net gain/loss on non-current assets".

Gains and losses on disposals of investment property are recognised in the profit and loss account in "Income from other activities" or "Expenses on other activities".

LEASES

LESSOR ACCOUNTING:

Leases contracted by the Group as lessor are categorised as either finance leases or operating leases.

- Finance leases:

In a finance lease, the lessor transfers substantially all the risks and rewards of ownership of an asset to the lessee. It is treated as a loan made to the lessee to finance the purchase of the asset.

The present value of the lease payments, plus any residual value, is recognised as a receivable. The net income earned from the lease by the lessor is equal to the amount of interest on the loan, and is taken to the profit and loss account under "Interest income". The lease payments are spread over the lease term, and are allocated to reduction of the principal and to interest such that the net income reflects a constant rate of return on the net investment outstanding in the lease. The rate of interest used is the rate implicit in the lease.

Individual and portfolio impairments of lease receivables are determined using the same principles as applied to other loans and receivables.

- Operating leases:

An operating lease is a lease under which substantially all the risks and rewards of ownership of an asset are not transferred to the lessee.

The asset is recognised under property, plant and equipment in the lessor's balance sheet and depreciated on a straight line basis over the lease term. The depreciable amount excludes the residual value of the asset. The lease payments are taken to the profit and loss account in full on a straight line basis over the lease term. Lease payments and depreciation expense are taken to the profit and loss account under "Income from other activities" and "Expenses on other activities".

LESSEE ACCOUNTING:

Leases contracted by the Group as lessee are categorised as either finance leases or operating leases.

- Finance leases:

A finance lease is treated as an acquisition of an asset by the lessee, financed by a loan. The leased asset is recognised in the balance sheet of the lessee at the lower of its fair value or the present value of the minimum lease payments calculated at the interest rate implicit in the lease. A matching liability, equal to the fair value of the leased asset or the present value of the minimum lease payment, is also recognised in the balance sheet of the lessee. The asset is depreciated using the same method as that applied to owned assets, after deducting the residual value from the amount initially recognised, over the useful life of the asset. The lease obligation is accounted for at amortised cost.

- Operating leases:

The asset is not recognised in the balance sheet of the lessee. Lease payments made under operating leases are taken to the profit and loss account of the lessee on a straight line basis over the lease term.

NON-CURRENT ASSETS HELD FOR SALE AND DISCONTINUED OPERATIONS

Where the Group decides to sell non-current assets and it is highly probable that the sale will occur within twelve months, these assets are shown separately in the balance sheet, on the line "Non-current assets held for sale". Any liabilities associated with these assets are also shown separately in the balance sheet, on the line "Liabilities associated with non-current assets held for sale".
Once classified in this category, non-current assets and groups of assets and liabilities are measured at the lower of carrying amount or fair value less costs to sell.
Such assets are no longer depreciated. If an asset or group of assets and liabilities becomes impaired, an impairment loss is recognised in the profit and loss account. Impairment losses may be reversed.

Where a group of assets and liabilities held for sale represents a major business line, it is categorised as a "discontinued operation". Discontinued operations include operations that are held for sale, operations that have been shut down, and subsidiaries acquired exclusively with a view to resale.
All gains and losses related to discontinued operations are shown separately in the profit and loss account, on the line "Post-tax gain/loss on discontinued operations and assets held for sale". This line includes the post-tax profits or losses of discontinued operations, the post-tax gain or loss arising from remeasurement at fair value less costs to sell, and the post-tax gain or loss on disposal of the operation.

EMPLOYEE BENEFITS

Employee benefits are classified in one of four categories:

- short-term benefits such as salary, annual leave, incentive plans, profit-sharing and additional payments;
- post-employment benefits, including top-up banking industry pensions in France and pension plans operated through various pension funds in other countries;
- other long-term benefits, including compensated absences, long-service awards, and other types of cash-based deferred compensation;
- termination benefits.

• Short-term benefits

The Group recognises an expense when it has used services rendered by employees in exchange for employee benefits.

• Post-employment benefits

In accordance with IFRS, the BNP Paribas Group draws a distinction between defined contribution plans and defined benefit plans.

Defined contribution plans do not give rise to an obligation for the Group and consequently do not require a provision. The amount of employer's contributions payable during the period is recognised as an expense.

Only defined benefit schemes give rise to an obligation for the Group. This obligation must be measured and recognised as a liability by means of a provision.

The classification of plans into these two categories is based on the economic substance of the plan, which is reviewed to determine whether the Group has a legal or inherent obligation to pay the agreed benefits to employees.

Post-employment benefit obligations under defined benefit plans are measured using actuarial techniques that take account of demographic and financial assumptions.

The amount of the obligation recognised as a liability is measured on the basis of the actuarial assumptions applied by the Group, using the projected unit credit method. The value of any plan assets (including reimbursement rights) is deducted from this amount.

The amount of the obligation under a plan, and the value of the plan assets, may show significant fluctuations from one period to the next due to changes in actuarial assumptions, thereby giving rise to actuarial gains and losses. The Group applies the "corridor" method in accounting for actuarial gains and losses. Under this method, the Group is allowed to recognise, starting in the following period, only that portion of actuarial gains and losses that exceeds the greater of (i) 10% of the present value of the gross defined benefit obligation or (ii) 10% of the fair value of plan assets at the end of the previous period. This amount is taken to profit or loss over the average remaining working life of the employees.

The effects of plan amendments on past service cost are recognised in profit or loss over the period until the amended benefits become fully vested.

• Long-term benefits

These are benefits (other than post-employment benefits and termination benefits) which do not fall wholly due within twelve months after the end of the period in which the employees render the related service.

The actuarial techniques used are similar to those used for defined-benefit post-employment benefits, except that actuarial gains and losses are recognised immediately and no "corridor" is applied. The effect of any plan amendments regarded as relating to past service is also recognised immediately.

- Termination benefits

Termination benefits are employee benefits payable as a result of a decision by the Group to terminate a contract of employment before the legal retirement age or a decision by an employee to accept voluntary redundancy in exchange for a benefit. Termination benefits falling due more than twelve months after the balance sheet date are discounted.

SHARE-BASED PAYMENT

Share-based payment transactions are payments based on shares issued by the Group, whether the transaction is settled in the form of equity or of a cash payment of which the amount is based on trends in the value of BNP Paribas shares.

IFRS 2 requires share-based payments to be recognised as an expense. The amount recognised is the value of the share-based payment made to the employee.

The Group operates stock option plans for employees under which they can subscribe for specially-issued BNP Paribas shares at a discount on condition that they retain the shares for a specified period.

- Stock option plans

The expense related to stock option plans is recognised at the date of grant if the grantee immediately acquires rights to the shares, or over the vesting period if the benefit is conditional upon the grantee's continued employment.
This expense, the credit entry for which is posted to shareholders' equity, is calculated on the basis of the overall plan value, determined at the grant date by the Board of Directors.
In the absence of any market for these instruments, mathematical valuation models are used. The total expense of a plan is determined by multiplying the unit value per option by the estimated number of options that will vest at the end of the vesting period, taking account of conditions regarding the grantee's continued employment.

The only assumptions revised during the vesting period, and hence resulting in a remeasurement of the expense, are those relating to the probability that employees will leave the Group and those relating to performance conditions that are not linked to the value of BNP Paribas shares.

- Share subscriptions offered to employees under the company savings plan

Share subscriptions offered to employees under the company savings plan (*Plan d'Epargne Entreprise*) do not include a vesting period. However, employees are prohibited by law from selling shares acquired under this plan for a period of 5 years. This restriction is taken into account in measuring the benefit to the employee, which is reduced accordingly. The benefit equals the difference between the fair value of the share (after allowing for the restriction on sale) and the acquisition price paid by the employee at the subscription date, multiplied by the number of shares acquired.

PROVISIONS RECORDED UNDER LIABILITIES

Provisions recorded under liabilities (other than those relating to financial instruments, employee benefits and insurance contracts) mainly relate to restructuring, claims and litigation, fines and penalties, and tax risks.

A provision is recognised when it is probable that an outflow of resources embodying economic benefits will be required to settle an obligation arising from a past event, and a reliable estimate can be made of the amount of the obligation. The amount of such obligations is discounted, where the impact of discounting is material, in order to determine the amount of the provision.

CURRENT AND DEFERRED TAXES

The current income tax charge is determined on the basis of the tax laws and tax rates in force in each country in which the Group operates during the period in which the income is generated.

Deferred taxes are recognised when temporary differences arise between the carrying amount of an asset or liability in the balance sheet and its tax base.

A deferred tax liability is recognised for all deductible temporary differences other than:

- temporary differences on initial recognition of goodwill;
- temporary differences on investments in enterprises under the exclusive or joint control of the Group, where the Group is able to control the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

A deferred tax asset is recognised for all deductible temporary differences and unused carryforwards of tax losses only to the extent that it is probable that the entity in question will generate future taxable profits against which these temporary differences and tax losses can be offset.

Deferred tax assets and liabilities are measured using the liability method, using the tax rate which is expected to apply to the period when the asset is realised or the liability is settled, based on tax rates and tax laws that have been or will have been enacted by the balance sheet date of that period.

Deferred tax assets and liabilities are offset when they arise within a group tax election under the jurisdiction of a single tax authority, and there is a legal right of offset.

Current and deferred taxes are recognised as tax income or expense in the profit and loss account, except deferred taxes relating to unrealised gains or losses on available-for-sale assets or to changes in the fair value of instruments designated as cash flow hedges, which are taken to shareholders' equity.

2.b ACCOUNTING POLICIES APPLIED WITH EFFECT FROM 1 JANUARY 2005

The accounting policies described below replace with effect from 1 January 2005 the policies previously applied to the areas set out in Note 10.c (Note 1 – Accounting Policies), as listed in Note 2.a.

FINANCIAL ASSETS AND FINANCIAL LIABILITIES

LOANS AND RECEIVABLES

Loans and receivables include credit provided by the Group, the Group's share in syndicated loans, and purchased loans that are not quoted in an active market, unless they are held for trading purposes. Loans that are quoted in an active market are classified as "Available-for-sale financial assets" and measured using the methods applicable to this category.

Loans and receivables are initially measured at fair value, which is usually the net amount disbursed at inception including directly attributable origination costs and certain types of fees or commission that are regarded as an adjustment to the effective interest rate on the loan.

Loans and receivables are subsequently measured at amortised cost. The income from the loan, representing interest plus transaction costs and fees/commission included in the initial value of the loan, is calculated using the effective interest method and taken to profit or loss over the life of the loan.

Commission earned on financing commitments prior to the inception of a loan is deferred and included in the value of the loan when the loan is made.

Commission earned on financing commitments where the probability of drawdown is low, or there is uncertainty as to the timing and amount of drawdowns, is recognised on a straight line basis over the life of the commitment.

- Impairment of loans and receivables, provisions for financing and guarantee commitments

An impairment loss is recognised against a loan when there is objective evidence of an event occurring after inception of the loan which is liable to result in a measurable loss. Loans are assessed for evidence of impairment initially on an individual basis, and subsequently on a portfolio basis.

At individual level, the amount of the impairment is the difference between the carrying amount before impairment and the present value, discounted at the original effective interest rate of the loan, of those components of the loan (principal, interest, collateral, etc.) regarded as recoverable. Changes in the value of loans due to impairment are recognised in the profit and loss account in "Cost of risk". Increases in the value of impaired loans resulting from a reduction in risk are credited to the profit and loss account under "Cost of risk".

Counterparties that are not individually impaired are risk-assessed on the basis of portfolios of loans with similar characteristics. This assessment draws upon an internal rating system based on historical data, which identifies groups of counterparties where the probability of default on maturity requires an impairment loss to be recognised and estimates the amount of the loss (taking into account trends in the economic cycle during the assessment period). Changes in value arising on impaired portfolios are taken to the profit and loss account under "Cost of risk".

Impairments of loans are deducted from the relevant assets, and provisions for financing and guarantee commitments entered into by the Group are recognised as liabilities.

REGULATED SAVINGS AND LOAN CONTRACTS

Home savings (*épargne-logement*) accounts and plans are regulated products sold in France, combining an initial savings phase followed by a loan phase. The amount and maturity of the loan depend on the rights acquired during the savings phase. The interest rates applicable to each phase are regulated, and the rates for each generation of home savings plan are set at inception of the contract.

A provision is recognised when the Group's obligation under a generation of contracts, determined by modelling saver/borrower behaviour and measured by reference to the market rate for equivalent deposits or loans, represents a future expense for the Group.

SECURITIES

- Categories of securities

Securities held by the Group are classified in one of three categories.

- Financial assets at fair value through profit or loss

  Financial assets at fair value through profit or loss comprise:

  - financial assets held for trading purposes;
  - financial assets that the Group has opted, on initial recognition, to recognise and measure at fair value through profit or loss using the fair value option available under IAS 39.

  Securities in this category are measured at fair value at the balance sheet date. Changes in fair value (excluding accrued interest on fixed-income securities) are presented in the profit and loss account under "Net gain/loss on financial instruments at fair value through profit or loss", along with dividends from variable-income securities and realised gains and losses on disposal.

  Income earned on fixed-income securities classified in this category is shown under "Interest income" in the profit and loss account.

  Fair value incorporates an assessment of the counterparty risk on these securities.

- Held-to-maturity financial assets

  Held-to-maturity financial assets are investments with fixed or determinable payments and fixed maturity that the Group has the intention and ability to hold until maturity. Hedges contracted to cover assets in this category against interest rate risk do not qualify for hedge accounting as defined in IAS 39.

  Assets in this category are accounted for at amortised cost using the effective interest method, which builds in amortisation of premium and discount (corresponding to the difference between the purchase price and redemption value of the asset) and incidental acquisition costs (where material). Income earned from this category of assets is included in "Interest income" in the profit and loss account.

  Individual and portfolio impairments of held-to-maturity financial assets are determined using the same principles as applied to loans and receivables.

- Available-for-sale financial assets

Available-for-sale financial assets are fixed-income and variable-income securities other than those classified as "fair value through profit or loss" or "held-to-maturity".

Assets included in the available-for-sale category are recorded at fair value in the balance sheet, with changes in fair value (excluding accrued interest) shown on a separate line in shareholders' equity, "Unrealised or deferred gains or losses". On disposal, or on recognition of an impairment loss, these unrealised gains and losses are transferred from shareholders' equity to the profit and loss account, where they are shown on the line "Net gain/loss on available-for-sale financial assets".

Gains and losses realised on disposal of available-for-sale financial assets are taken to the profit and loss account under "Net gain/loss on available-for-sale financial assets", as are impairment losses on variable-income securities. The gain or loss on disposal is calculated using the first in, first out method.

Income recognised using the effective interest method derived from fixed-income available-for-sale securities is recorded in "Interest income" in the profit and loss account. Dividend income from variable-income securities is recognised in "Net gain/loss on available-for-sale financial assets" when the Group's right to receive payment is established.

Changes in impairment of fixed-income securities classified as available-for-sale financial assets are taken to the profit and loss account under "Cost of risk".

- Date of and criteria for recognition

Securities classified in the three categories described above are recognised in the balance sheet on the date on which the transaction is entered into, and remain in the balance sheet until the rights of the Group to receive cash flows from the assets have been extinguished or until the Group has transferred substantially all the risks and rewards of ownership of the asset.

- Impairment

An impairment loss is recognised in the profit and loss account for securities classified as available-for-sale financial assets or held-to-maturity financial assets if there is objective evidence of impairment as a result of one or more events occurring since acquisition. In the case of variable-income securities quoted in an active market, a prolonged and significant decline in the quoted price below acquisition cost is regarded as objective evidence of impairment.

Securities classified as held-to-maturity financial assets are also eligible for portfolio provisions, which are determined using the same criteria as for financial assets classified as loans and receivables.

Impairment losses taken against fixed-income securities may be reversed through the profit and loss account in the event of an increase in fair value that relates objectively to an event occurring after the last impairment was recognised.

Impairment losses taken against variable-income securities may not be reversed through the profit and loss account until the securities in question are sold.

- Investments in associates

Changes in the net assets of associates (companies accounted for under the equity method) are recognised in "Investments in associates" on the assets side of the balance sheet, and in the relevant component of shareholders' equity.

Goodwill on associates is also included in "Investments in associates".

- Other financial transactions

  - Repurchase agreements and securities lending/borrowing

    Securities temporarily sold under reverse repurchase agreements continue to be recorded in the Group's balance sheet in the category of securities to which they belong. The corresponding liability is recognised in the appropriate debt category in the balance sheet except in the case of reverse repurchase agreements contracted for trading purposes, where the corresponding liability is classified in "Financial liabilities at fair value through profit or loss".

    Securities temporarily acquired under reverse repurchase agreements are not recognised in the Group's balance sheet. The corresponding receivable is recognised in "Loans and receivables" except in the case of reverse repurchase agreements contracted for trading purposes, where the corresponding receivable is recognised in "Financial assets at fair value through profit or loss".

    Irrespective of the accounting classification, all repurchase agreements are initially recognised on the settlement date of the transaction.

    Securities lending transactions do not result in derecognition of the loaned securities, and securities borrowing transactions do not result in recognition of the borrowed securities in the balance sheet, except in cases where the borrowed securities are subsequently sold by the Group. In such cases, the obligation to deliver the borrowed securities on maturity is recognised in the balance sheet under "Financial liabilities at fair value through profit or loss".

  - Securities denominated in foreign currencies

    Foreign exchange differences on monetary financial assets (fixed-income securities) are recognised in the profit and loss account under "Net gain/loss on financial instruments at fair value through profit or loss".

    Foreign exchange differences on non-monetary financial assets (variable-income securities) are recognised in the profit and loss account under "Net gain/loss on financial instruments at fair value through profit or loss" if the asset is classified as a financial asset at fair value through profit or loss, and in shareholders' equity if the asset is classified as available-for-sale.

    Investments in non-consolidated undertakings denominated in a foreign currency and financed by borrowings in the same currency are treated as a fair value hedge of foreign exchange risk, ensuring that changes in the value of the asset and the liability due to currency movements are accounted for symmetrically in the profit and loss account.

    Investments in consolidated undertakings denominated in a foreign currency and financed by borrowings in the same currency are treated as a net investment hedge of foreign exchange risk, ensuring that changes in the value of the asset and the liability due to currency movements are accounted for symmetrically in shareholders' equity.

DERIVATIVE INSTRUMENTS AND HEDGE ACCOUNTING

All derivative instruments are recognised in the balance sheet on the trade date at the transaction price, and are remeasured to fair value on the balance sheet date.

- Derivatives held for trading purposes

Derivatives held for trading purposes are recognised in the balance sheet as financial assets at fair value through profit or loss when their fair value is positive, and as financial liabilities at fair value through profit or loss when their fair value is negative. Realised and unrealised gains and losses are taken to the profit and loss account on the line "Net gain/loss on financial instruments at fair value through profit or loss".

- Derivatives used for hedging purposes

Derivatives contracted as part of a hedging relationship are designated according to the purpose of the hedge.

Fair value hedges are used in particular to hedge interest rate risk on fixed-rate assets and liabilities, both for identified financial instruments (securities, debt issues, loans, borrowings) and for portfolios of financial instruments (in particular, demand deposits and fixed-rate loans).

Cash flow hedges are used in particular to hedge interest rate risk on floating-rate assets and liabilities, including rollovers, and foreign exchange risk on highly probable forecast foreign-currency revenues.

At the inception of the hedge, the Group prepares formal documentation of the hedging relationship identifying the instrument (or portion of the instrument or portion of risk) that is being hedged; the hedging strategy and the type of risk covered; the hedging instrument; and the methods used to assess the effectiveness of the hedging relationship.

On inception and at least quarterly, the Group assesses, consistently with the original documentation, the actual (retrospective) and expected (prospective) effectiveness of the hedging relationship. Retrospective effectiveness tests are designed to assess whether actual changes in the fair value or cash flows of the hedging instrument and the hedged item are within a range of 80% to 125%. Prospective effectiveness tests are designed to ensure that expected changes in the fair value or cash flows of the derivative over the residual life of the hedge adequately offset those of the hedged item. For highly probable forecast transactions, effectiveness is assessed largely on the basis of historical data for similar transactions.

Under the so-called "carve-out" from IAS 39 adopted by the European Union, interest rate risk hedging relationships based on portfolios of assets or liabilities qualify for fair value hedge accounting as follows:

- The risk designated as being hedged is the interest rate risk associated with the interbank rate component of interest rates on commercial banking transactions (loans to customers, savings accounts and demand deposits).
- The instruments designated as being hedged correspond, for each maturity band, to a portion of the interest rate gap associated with the hedged underlyings.
- The hedging instruments used consist exclusively of "plain vanilla" swaps.
- Prospective hedge effectiveness is established by the fact that all derivatives must, on inception, have the effect of reducing interest rate risk in the portfolio of hedged underlyings. Retrospectively, a hedge will be disqualified from hedge accounting once a shortfall arises in the underlyings specifically associated with that hedge for each maturity band (due to prepayment of loans or withdrawals of deposits).

The accounting treatment of derivatives and hedged items depends on the hedging strategy.

In a fair value hedging relationship, the derivative instrument is remeasured at fair value in the balance sheet, with changes in fair value taken to profit or loss in "Net gain/loss on financial instruments at fair

value through profit or loss", symmetrically with the remeasurement of the hedged item to reflect the hedged risk. In the balance sheet, the fair value remeasurement of the hedged component is recognised in accordance with the classification of the hedged item in the case of a hedge of identified assets and liabilities, or under "Remeasurement adjustment on interest rate risk hedged portfolios" in the case of a portfolio hedging relationship.

If a hedging relationship ceases or no longer fulfils the effectiveness criteria, the hedging instrument is transferred to the trading book and accounted for using the treatment applied to this asset category. In the case of identified fixed-income instruments, the remeasurement adjustment recognised in the balance sheet is amortised at the effective interest rate over the remaining life of the instrument. In the case of interest rate risk hedged fixed-income portfolios, the adjustment is amortised on a straight line basis over the remainder of the original term of the hedge. If the hedged item no longer appears in the balance sheet, in particular due to prepayments, the adjustment is taken to the profit and loss account immediately.

In a cash flow hedging relationship, the derivative is stated at fair value in the balance sheet, with changes in fair value taken to shareholders' equity on a separate line, "Unrealised or deferred gains and losses". The amounts taken to shareholders' equity over the life of the hedge are transferred to the profit and loss account under "Net interest income" as and when the cash flows from the hedged item impact profit or loss. The hedged items continue to be accounted for using the treatment specific to the asset category to which they belong.

If the hedging relationship ceases or no longer fulfils the effectiveness criteria, the cumulative amounts recognised in shareholders' equity as a result of the remeasurement of the hedging instrument remain in equity until the hedged transaction itself impacts profit or loss, or until it becomes clear that the transaction will not occur, at which point they are transferred to the profit and loss account.

Whatever the hedging strategy used, any ineffective portion of the hedge is recognised in the profit and loss account under "Net gain/loss on financial instruments at fair value through profit or loss".

- Embedded derivatives

Derivatives embedded in hybrid financial instruments are extracted from the value of the instrument and accounted for separately as a derivative if the hybrid instrument is not recorded as a "financial asset or liability at fair value through profit or loss" and if the economic characteristics and risks of the embedded derivative are not closely related to those of the host contract.

DETERMINATION OF FAIR VALUE

Financial assets and liabilities classified as fair value through profit or loss and financial assets classified as available-for-sale are measured and accounted for at fair value, defined as the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm's length transaction. On initial recognition, the value of a financial instrument is generally the transaction price (i.e. the value of the consideration paid or received).

- Method of determining fair value

Fair value is determined:

- on the basis of quoted prices in an active market; or,
- using valuation techniques involving:
  - ↳ mathematical calculation methods based on accepted financial theories; and
  - ↳ parameters derived in some cases from the prices of instruments traded in active markets, and in others from statistical estimates or other quantitative methods.

The distinction between the two valuation methods is made according to whether or not the instrument is traded in an active market.

A market for an instrument is regarded as active, and hence liquid, if there is regular trading in that market, bids and offers are matched, or instruments are traded that are very similar to the instrument being valued.

- Instruments traded in active markets

If quoted prices in an active market are available, they are used to determine fair value. This method is used for quoted securities and for derivatives traded on organised markets such as futures and options.

The majority of over-the-counter derivatives, swaps, forward rate agreements, caps, floors and standard options are traded in active markets. Valuations are determined using generally accepted models (discounted cash flows, Black-Scholes model, interpolation techniques) based on quoted market prices for similar instruments or underlyings.

The valuation derived from these models is adjusted for liquidity and credit risk.

Starting from valuations derived from median market prices, price adjustments are used to value the net position in each financial instrument at bid price in the case of short positions, or at asking price in the case of long positions. Bid price is the price at which a counterparty would buy the instrument, and asking price is the price at which a seller would sell the same instrument.

A counterparty risk adjustment is applied to the valuation derived from the model in order to reflect the credit quality of the derivative instrument.

- Instruments traded in inactive markets

  - Products traded in inactive markets and valued using an internal valuation model based on directly observable parameters or on parameters derived from observable data.

    Some financial instruments, although not traded in an active market, are valued using methods based on observable market data.

    These models use market parameters calibrated on the basis of observable data such as yield curves, implicit volatility layers of options, default rates, and loss assumptions obtained from consensus data or from active over-the-counter markets. Valuations derived from these models are adjusted for liquidity risk and credit risk.

    The margin generated when these financial instruments are traded is taken to the profit and loss account immediately.

- Products traded in inactive markets and valued using an internal valuation model based on parameters that are not observable or only partially observable.

  Some complex financial instruments, which are usually tailored, illiquid or have long maturities, are valued using internally-developed techniques or techniques that are based on data partially non observable on active markets.

  In the absence of observable data, these instruments are measured on initial recognition in a way that reflects the transaction price, regarded as the best indication of fair value. Valuations derived from these models are adjusted for liquidity risk and credit risk.

  The margin generated when these complex financial instruments are traded (day one profit) is deferred and taken to the profit and loss account over the initial life of the instrument for as long as the valuation parameters remain non-observable. When parameters that were originally non-observable become observable, or when the valuation can be substantiated by comparison with recent similar transactions in an active market, the unrecognised portion of the day one profit is released to the profit and loss account.

- Unlisted equity securities

  The fair value of unquoted equity securities is measured by comparison with recent transactions in the equity of the company in question carried out with an independent third party on an arm's length basis. If no such reference is available, the valuation is determined either on the basis of generally accepted practices (EBIT or EBITDA multiples) or of the Group's share of net assets as calculated using the most recently available information.

ISSUES OF DEBT SECURITIES

Financial instruments issued by the Group qualify as debt instruments if the issuer has a contractual obligation to deliver cash or another financial asset to the holder of the instrument. The same applies if the Group may be obliged to exchange financial assets or financial liabilities with another entity under conditions that are potentially unfavourable to the Group, or to deliver a variable number of the Group's own equity instruments.

Issues of debt securities are initially recognised at the issue value including transaction costs, and are subsequently measured at amortised cost using the effective interest rate method.

Bonds redeemable for or convertible into equity instruments of the Group are accounted for as hybrid instruments with a debt component and an equity component, determined on initial recognition.

OWN EQUITY INSTRUMENTS AND OWN EQUITY INSTRUMENT DERIVATIVES

The term "own equity instruments" refers to shares issued by the parent company (BNP Paribas SA) or by its fully-consolidated subsidiaries.

Own equity instruments held by the Group, also known as treasury shares, are deducted from consolidated shareholders' equity irrespective of the purpose for which they are held. Gains and losses arising on such instruments are eliminated from the consolidated profit and loss account.

Own equity instrument derivatives are treated as follows, depending on the method of settlement:

- As equity instruments if they are settled by physical delivery. Such instruments are not revalued.
- As derivatives if they are settled in cash, or if the issuer can choose whether they are settled by physical delivery of the shares or in cash. Changes in value of such instruments are taken to the profit and loss account.
- As debt instruments if the contract may result in the issuer repurchasing its own shares. Contracts of this type are accounted for at amortised cost.

INSURANCE

The specific accounting policies relating to assets and liabilities generated by insurance contracts and financial contracts written by fully-consolidated insurance companies are retained for the purposes of the consolidated financial statements. These policies comply with IFRS 4.

All other insurance company assets and liabilities are accounted for using the policies applied to the Group's assets and liabilities generally, and are included in the relevant balance sheet and profit and loss account headings in the consolidated financial statements.

ASSETS

Financial assets and non-current assets are accounted for using the policies described above. The only exceptions are shares in civil property companies (SCIs) held in unit-linked insurance contract portfolios, which are measured at fair value on the balance sheet date with changes in fair value taken to profit or loss.

Financial assets representing technical provisions related to unit-linked business are shown in "Financial assets at fair value through profit or loss", and are stated at the realisable value of the underlying assets at the balance sheet date.

LIABILITIES

The Group's obligations to policyholders and beneficiaries are shown in "Technical reserves of insurance companies", and comprise:

- liabilities relating to insurance contracts carrying a significant insurance risk (e.g. mortality or disability), and to financial contracts with a discretionary participation feature, which are covered by IFRS 4;
- liabilities relating to other financial contracts, which are covered by IAS 39.

Unit-linked contract liabilities are measured by reference to the fair value of the underlying assets at the balance sheet date.

The technical reserves of life insurance subsidiaries consist primarily of mathematical reserves, which generally correspond to the surrender value of the contract.

The benefits offered relate mainly to the risk of death (term life insurance, annuities, loan repayment, guaranteed minimum on unit-linked contracts) and, for borrowers insurance, to disability, incapacity and unemployment risk. These types of risks are controlled by the use of appropriate mortality tables (certified tables in the case of annuity-holders), medical screening appropriate to the level of benefit offered, statistical monitoring of insured populations, and reinsurance programmes.

Non-life technical reserves include unearned premium reserves (corresponding to the portion of written premiums relating to future periods) and outstanding claims reserves, inclusive of claims handling costs.

The adequacy of technical reserves is tested at the balance sheet date by comparing them with the average value of future cash flows as derived from stochastic analyses. Adjustments to technical reserves are taken to the profit and loss account for the period.

A capitalisation reserve is set up in individual statutory accounts on the sale of amortisable securities in order to defer part of the net realised gain and hence maintain the yield to maturity on the portfolio of admissible assets. In the consolidated financial statements, the bulk of this reserve is reclassified to "Policyholders' surplus" on the liabilities side of the consolidated balance sheet.

This item also includes the policyholders' surplus reserve resulting from the application of shadow accounting. This represents the interest of policyholders, mainly within French life insurance subsidiaries, in unrealised gains and losses on assets where the benefit paid under the policy is linked

to the return on those assets. This interest is an average derived from stochastic analyses of unrealised gains and losses attributable to policyholders in various scenarios.

PROFIT AND LOSS ACCOUNT

Income and expenses arising on insurance contracts written by the Group are recognised in the profit and loss account under "Income from other activities" and "Expenses on other activities".

Other insurance company income and expenses are included in the relevant profit and loss account item. Consequently, movements in the policyholders' surplus reserve are shown on the same line as gains and losses on the assets that generated the movements.

2.c USE OF ESTIMATES IN THE PREPARATION OF THE FINANCIAL STATEMENTS

Preparation of the Financial Statements requires managers of core businesses and corporate functions to make assumptions and estimates that are reflected in the measurement of income and expense in the profit and loss account and of assets and liabilities in the balance sheet, and in the disclosure of information in the notes to the Financial Statements. This requires the managers in question to exercise their judgement and to make use of information available at the date of preparation of the Financial Statements when making their estimates. The actual future results from operations in respect of which managers have made use of estimates may in reality differ from those estimates. This may have a material effect on the Financial Statements.

This applies in particular to:

- impairment losses recognised to cover credit risks inherent in banking intermediation activities;
- the use of internally-developed models to measure positions in financial instruments that are not quoted in organised markets;
- calculations of the fair value of unquoted financial instruments classified in "Available-for-sale financial assets", "Financial assets at fair value through profit or loss" or "Financial liabilities at fair value through profit or loss", and (more generally) calculations of the fair value of financial instruments subject to a fair value disclosure requirement;
- impairment tests performed on intangible assets;
- the appropriateness of the designation of certain derivative instruments as cash flow hedges, and the measurement of hedge effectiveness;
- estimates of the residual value of assets leased under finance leases or operating leases, and (more generally) of assets on which depreciation is charged net of their estimated residual value;
- the measurement of provisions for contingencies and charges.

3. NOTES TO THE PROFIT AND LOSS ACCOUNT FOR THE FIRST HALF OF 2005

The notes to the profit and loss account for the first half of 2005 are presented in accordance with EU IFRS. The figures for the comparative period (the first half of 2004) have been restated to comply with IFRS as applicable during that period, referred to in this document as 2004 IFRS.

3.a NET INTEREST INCOME

Under EU IFRS, the BNP Paribas Group includes in "Interest income" and "Interest expense" all income calculated using the effective interest method (interest, fees/commission, transaction costs) on financial instruments at fair value through profit or loss that do not meet the definition of derivative instruments. The change in fair value on these financial instruments (excluding accrued interest) is recognised in "Net gain/loss on financial instruments at fair value through profit or loss".

Interest income and expense on derivatives accounted for as fair value hedges are included with the revenues generated by the hedged item.

In millions of euros	6 months to 30 June 2005 EU-IFRS			6 months to 30 June 2004 2004 IFRS		
	Income	Expense	Net	Income	Expense	Net
Customer items	5,782	(1,843)	3,939	5,877	(1,350)	4,527
Deposits, loans and borrowings	5,314	(1,810)	3,504	5,341	(1,319)	4,022
Repurchase agreements	2	(33)	(31)	36	(31)	5
Finance leases	466	-	466	500	-	500
Interbank items	3,004	(3,450)	(446)	2,080	(3,185)	(1,105)
Deposits, loans and borrowings	2,932	(3,391)	(459)	1,990	(3,060)	(1,070)
Repurchase agreements	72	(59)	13	90	(125)	(35)
Bonds issued	-	(1,670)	(1,670)	-	(1,557)	(1,557)
Cash flow hedge intruments	665	(541)	124	-	-	-
Interest rate portfiolio hedge instruments	210	(190)	20	-	-	-
Trading book	3,594	(3,555)	39	2,144	(1,526)	618
Fixed-income securities	973		973	694	-	694
Repurchase agreements	2,604	(2,868)	(264)	1,450	(1,526)	(76)
Loans / issues	17	(46)	(29)	-	-	-
Debt securities	-	(641)	(641)	-	-	-
Available-for-sale financial assets	1,367	-	1,367	591	(92)	499
Held-to-maturity financial assets	414	-	414	764	-	764
Total interest income/(expense)	15,036	(11,249)	3,787	11,456	(7,710)	3,746

Interest income on individually impaired loans amounted to EUR 100 million in the first half of 2005.

3.b NET GAIN/LOSS ON FINANCIAL INSTRUMENTS AT FAIR VALUE THROUGH PROFIT OR LOSS

This line includes all profit and loss items relating to financial instruments managed in the trading book and, with effect from 1 January 2005, to financial instruments that the Group has designated as fair value through profit or loss under the fair value option, other than interest income and expense which are recognised in "Net interest income" (Note 3.a).

Net gains/losses on the trading book also include gains and losses due to ineffectiveness of fair value hedges, cash flow hedges or net foreign investment hedges.

In millions of euros	6 months to 30 June 2005 EU-IFRS	6 months to 30 June 2004 2004 IFRS
Fixed-income securities	(137)	(534)
Variable-income securities	2,215	2,569
of which dividends	*1,091*	*964*
Derivative instruments	226	(103)
Repurchase agreements	(26)	-
Loans	46	-
Receivables	(65)	-
Remeasurement of interest-rate risk hedged portfolios	69	-
Remeasurement of currency positions	26	(157)
Total	2,354	1,775

3.c NET GAIN/LOSS ON AVAILABLE-FOR-SALE FINANCIAL ASSETS

Under EU IFRS, this line includes net gains or losses on non-derivative financial assets not classified as either loans and receivables or held-to-maturity investments. Under 2004 IFRS, it comprises income from variable-income securities, and net gains arising on items included in the following French GAAP categories: securities available for sale (defined differently from under IFRS), investments in non-consolidated undertakings, other participating interests, and equity securities held for long-term investment.

In millions of euros	6 months to 30 June 2005 EU-IFRS	6 months to 30 June 2004 2004 IFRS
Fixed-income securities [1]	90	112
Gains and losses on disposals	90	112
Equities and other variable-income securities	929	808
Dividend income	218	165
Net additions to impairment provisions	(26)	155
Gains and losses on disposals	737	488
Total	1,019	920

(1) Interest income from available-for-sale fixed-income securities is included in "Net interest income" (Note 3.a), and impairment losses related to potential issuer default are included in "Cost of risk" (Note 3.e).

Unrealised gains and losses previously recorded under "Unrealised or deferred gains and losses" and taken to the profit and loss account during the first half of 2005 amount to EUR 595 million.

3.d NET INCOME FROM OTHER ACTIVITIES

In millions of euros	6 months to 30 June 2005 EU-IFRS			6 months to 30 June 2004 2004 IFRS		
	Income	Expense	Net	Income	Expense	Net
Net income from insurance activities	8,520	(7,779)	741	6,991	(6,365)	626
Investment property	325	(107)	218	298	(91)	207
Assets leased under operating leases	1,610	(1,334)	276	1,057	(817)	240
Property development activities	73	(11)	62	70	(16)	54
Other	227	(184)	43	163	(140)	23
Total net income from other activities	10,755	(9,415)	1,340	8,579	(7,429)	1,150

Net income from insurance activities

In millions of euros	6 months to 30 June 2005 EU-IFRS	6 months to 30 June 2004 2004 IFRS
Gross premiums written	6,414	5,730
Movement in technical reserves	(3,934)	(3,049)
Claims and benefit expenses	(2,706)	(2,586)
Reinsurance ceded, net	(4)	2
Change in value of admissible investments related to unit-linked business	951	526
Other income and expense	20	3
Total net income from insurance activities	741	626

"Claims and benefits expense" includes expenses arising from surrenders, maturities and claims relating to insurance contracts, and changes in the value of financial contracts (in particular unit-linked contracts). Interest paid on such contracts is recognised in "Interest expense".

3.e COST OF RISK

"Cost of risk" represents the net amount of impairment losses recognised in respect of credit risks inherent in the Group's banking intermediation activities, plus any impairment losses relating to counterparty risks on over-the-counter derivative instruments.

Cost of risk for the period

Cost of risk for the period In millions of euros	6 months to 30 June 2005 EU-IFRS	6 months to 30 June 2004 2004 IFRS
Additions to impairment provisions	(864)	(960)
Reversals of impairment provisions	676	508
Recoveries on loans and receivables previously written off	56	52
Irrecoverable loans and receivables not covered by impairment provisions	(80)	(63)
Total cost of risk for the period	(212)	(463)

Cost of risk for the period by asset type In millions of euros	6 months to 30 June 2005 EU-IFRS	6 months to 30 June 2004 2004 IFRS
Loans and receivables due from credit institutions	(4)	12
Loans and receivables due from customers	(198)	(422)
Available-for-sale financial assets	7	12
Off balance sheet commitments and other items	(17)	(65)
Total cost of risk for the period	(212)	(463)

3.f CORPORATE INCOME TAX

Net corporate income tax expense

In millions of euros	6 months to 30 June 2005 EU-IFRS	6 months to 30 June 2004 2004 IFRS
Current tax expense for the period	(982)	(1,052)
Net deferred tax expense for the period	(170)	145
Net corporate income tax expense	(1,152)	(907)

4. SEGMENT INFORMATION

The Group is composed of four core businesses:

- French Retail Banking
- International Retail Banking and Financial Services (IRBFS): financial services (consumer credit, leasing, equipment loans and home loans), plus retail banking activities in the United States (BancWest) and in emerging and overseas markets
- Asset Management and Services (AMS): Securities Services, Private Banking, Asset Management, Online Savings and Brokerage, Insurance and Real Estate Services
- Corporate and Investment Banking, comprising Advisory & Capital Markets (Equities, Fixed Income & Forex, Corporate Finance) and Financing (Structured Loans & Financing plus Commodity, Energy and Project Financing)

Other activities mainly comprise the Private Equity business of BNP Paribas Capital, the Klépierre property investment company, and the Group's corporate functions.

Inter-segment transactions are conducted at arm's length. The segment information presented includes agreed inter-segment transfer prices.

Equity capital is allocated to each business segment on the basis of risk exposure, taking account of various assumptions relating primarily to the capital requirement of the business as derived from the risk-weighted asset calculations required under capital adequacy rules. Normalised Equity Income by business segment is determined by attributing to each segment the income of its allocated equity.

The geographical split of assets and income is based on the country in which the relevant activity is actually booked.

Information by business segment

• Income by business segment

In millions of euros	French retail banking		IRBFS		AMS	
	6 months to 30 June 2005 EU-IFRS	6 months to 30 June 2004 2004 IFRS	6 months to 30 June 2005 EU-IFRS	6 months to 30 June 2004 2004 IFRS	6 months to 30 June 2005 EU-IFRS	6 months to 30 June 2004 2004 IFRS
NET BANKING INCOME	2,607	2,445	2,791	2,462	1,695	1,460
Operating expense	(1,750)	(1,701)	(1,549)	(1,395)	(1,092)	(932)
Cost of risk	(86)	(112)	(250)	(258)	(7)	(7)
OPERATING INCOME	771	632	992	809	596	521
Share of earnings of associates			63	60		
Other non operating income			5	10	54	3
PRE-TAX NET INCOME	771	632	1,060	879	650	524

(1): including BNP Paribas Capital

Information by geographic area

• Net banking income by geographic area

In millions of euros	*France*		*Other EU countries*		*Americas*	
	6 months to 30 June 2005 EU-IFRS	6 months to 30 June 2004 2004 IFRS	6 months to 30 June 2005 EU-IFRS	6 months to 30 June 2004 2004 IFRS	6 months to 30 June 2005 EU-IFRS	6 months to 30 June 2004 2004 IFRS
NET BANKING INCOME	6,243	5,585	2,270	2,105	1,588	1,328

Advisory and capital		Financing		Other activities [1]		Total	
6 months to 30 June 2005 EU-IFRS	6 months to 30 June 2004 2004 IFRS	6 months to 30 June 2005 EU-IFRS	6 months to 30 June 2004 2004 IFRS	6 months to 30 June 2005 EU-IFRS	6 months to 30 June 2004 2004 IFRS	6 months to 30 June 2005 EU-IFRS	6 months to 30 June 2004 2004 IFRS
1,785	1,815	1,349	1,139	547	454	10,774	9,775
(1,277)	(1,220)	(540)	(485)	(130)	(118)	(6,338)	(5,851)
	(5)	97	(58)	34	(23)	(212)	(463)
508	590	906	596	451	313	4,224	3,461
1				112	134	176	194
26	17	14	11	17	17	116	58
535	607	920	607	580	464	4,516	3,713

Asia		Other countries		Total	
6 months to 30 June 2005 EU-IFRS	6 months to 30 June 2004 2004 IFRS	6 months to 30 June 2005 EU-IFRS	6 months to 30 June 2004 2004 IFRS	6 months to 30 June 2005 EU-IFRS	6 months to 30 June 2004 2004 IFRS
430	549	243	208	10,774	9,775

5. ADDITIONAL INFORMATION

5.a CHANGES IN SHARE CAPITAL AND EARNINGS PER SHARE

Operations affecting share capital

Operations affecting share capital	Number of shares	Par value in euros	Date of authorisation by Shareholders' Meeting	Date of decision by Board of Directors
Number of shares outstanding at 31 December 2003	**903,171,615**	**2**		
Increase in share capital by exercise of stock subscription options on 28 January 2004	443,989	2	23 May 00	05 Sept 00
Reduction in share capital by cancellation of treasury shares on 17 May 2004	(25,000,000)	2	14 May 03	24 March 04
Number of shares outstanding at 30 June 2004	**878,615,604**	**2**		
Increase in share capital by exercise of stock subscription options on 6 July 2004	606,978	2	23 May 00	05 Sept 00
Capital increase reserved for members of the Company Savings Plan	5,477,862	2	14 May 03	04 Feb 04
Number of shares outstanding at 31 December 2004	**884,700,444**	**2**		
Increase in share capital by exercise of stock subscription options on 25 January 2005	518,758	2	23 May 00	05 Sept 00
Reduction in share capital by cancellation of treasury shares on 10 May 2005	(13,994,568)	2	28 May 04	23 March 05
Number of shares outstanding at 30 June 2005	**871,224,634**	**2**		

At 30 June 2005, the share capital of BNP Paribas SA consisted of 871,224,634 fully-paid ordinary shares with a par value of 2 euros (compared with 884,700,444 ordinary shares at 1 January 2005).

The 11th and 12th resolutions of the Shareholders' General Meeting of 28 May 2004 authorised the Board of Directors to increase the share capital by up to EUR 1.34 billion, representing 500,000,000 shares with pre-emptive rights and 170,000,000 securities without pre-emptive rights. The aggregate nominal value of debt securities giving immediate or future access to BNP Paribas shares under these authorisations is limited to EUR 10 billion in the case of shares, and EUR 8 billion in the case of securities without pre-emptive rights. These authorisations were granted for a period of 26 months. No securities had been issued pursuant to these authorisations as of 30 June 2005.

The 13th resolution of the Shareholders' General Meeting of 28 May 2004 also authorised the Board of Directors to increase the share capital by capitalising reserves up to a maximum aggregate par value of EUR 1 billion. This authorisation allows the successive or simultaneous capitalisation of some or all of BNP Paribas SA's retained earnings, profits or additional paid-in capital by the issuance and allotment of consideration-free shares, by raising the par value of the shares, or by a combination of these two methods. This authorisation was granted for a period of 26 months.

The 16th resolution of the Shareholders' General Meeting of 18 May 2005 authorised the Board of Directors to cancel, by means of a reduction in share capital, some or all of the own shares held or acquired under the authorisation granted by the Shareholders' General Meeting, up to a maximum of 10% of the share capital in any 24-month period. This authorisation was granted for a period of 18 months.

Preferred shares and equivalent instruments issued during the period

Undated Super Subordinated Notes, equivalent to preferred shares, issued by BNP Paribas SA

In June 2005, BNP Paribas SA carried out an issue of Undated Super Subordinated Notes of USD 1,350 million. The issue pays a fixed annual remuneration of 5.186%. The notes are redeemable at the end of a 10-year period, and thereafter at each annual coupon date. If the notes are not redeemed in 2015, they will pay quarterly coupon at 3-month USD Libor plus 1.68%.

The capital raised by this issue is included in "retained earnings" within shareholders' equity in the balance sheet, with the remuneration on the notes treated as dividend.

Own equity instruments (shares issued by BNP Paribas shares and held by the Group)

The sixth resolution of the Shareholders' Meeting of 28 May 2004 authorised BNP Paribas to buy back shares representing a maximum of 10% of the share capital, for the following purposes: stabilising the share price; allotting or selling shares to employees under the statutory profit-sharing scheme, employee share ownership plans or company savings plans; subsequent cancellation of the shares; sale, exchange or transfer of the shares; or pursuing balance sheet or financial management strategies.

At 30 June 2005 the Group held 45,056,718 BNP Paribas shares representing an amount of EUR 2,181 million, deducted from shareholders' equity in the balance sheet.

	Proprietary transactions		Trading account transactions		Total	
Own equity instruments (shares issued by BNP Paribas and held by the Group)	Number of shares	Carrying amount (in millions of euros)	Number of shares	Carrying amount (in millions of euros)	Number of shares	Carrying amount (in millions of euros)
Shares held at 31 December 2003	44,818,443	1,905			44,818,443	1,905
Acquisitions	28,806,820	1,445			28,806,820	1,445
Reduction in share capital	(25,000,000)	(966)			(25,000,000)	(966)
Other movements	889,107	25			889,107	25
Shares held at 30 June 2004	49,514,370	2,409			49,514,370	2,409
Acquisitions	6,944,587	349			6,944,587	349
Other movements	(1,346,348)	(65)	(599,870)	(32)	(1,946,218)	(97)
Shares held at 1st January 2005	55,112,609	2,693	(599,870)	(32)	54,512,739	2,661
Acquisitions	7,217,977	393			7,217,977	393
Reduction in share capital	(13,994,568)	(691)			(13,994,568)	(691)
Other movements	(3,279,300)	(155)	(453,012)	(27)	(3,732,312)	(182)
Shares held at 30 June 2005	45,056,718	2,240	(1,052,882)	(59)	44,003,836	2,181

Earnings per share

Diluted earnings per share corresponds to net income for the year divided by the weighted average number of shares outstanding as adjusted for the maximum effect of the conversion of dilutive equity instruments into ordinary shares. Stock subscription options are taken into account in the diluted earnings per share calculation. Conversion of these instruments would have no effect on the net income figure used in this calculation.

	6 months to 30 June 2005 EU-IFRS	6 months to 30 June 2004 2004 IFRS
Net income used to calculate basic and diluted earnings per share (in millions of euros)	3,176	2,604
Weighted average number of ordinary shares outstanding during the year	828,039,889	844,097,062
Effect of potentially dilutive ordinary shares:		
number of potentially dilutive shares derived from exercisable stock subscription options	4,335,374	3,392,601
Weighted average number of ordinary shares used to calculate diluted earnings per share	832,375,263	847,489,663
Basic earnings per share (in euros)	3.84	3.08
Diluted earnings per share (in euros)	3.82	3.07

A dividend of 2.00 euros per share was paid in 2005 out of 2004 net income, compared with a dividend of 1.45 euros per share paid in 2004 out of 2003 net income.

5.b SCOPE OF CONSOLIDATION

Name	(A)	(B)	(C)	Country	Method	% interest 30 june 2005
BNP Paribas SA				France	Full	100.00%
French Retail Banking						
Banque de Bretagne				France	Full	100.00%
BNP Paribas Developpement				France	Full	100.00%
BNP Paribas Factor				France	Full	100.00%
Catesienne de Participation		6		France		
International Retail Banking and Financial Services						
Retail Banking - United States						
BancWest Corporation				United States	Full	100.00%
BancWest Investment Services				United States	Full	100.00%
Bank of the West				United States	Full	100.00%
FHL Lease Holding Cy				United States	Full	100.00%
First Hawaïan Bank				United States	Full	100.00%
Union Safe Deposit Bank			6	United States		
Leasing - Finance Leases						
Albury Asset Rentals Limited				UK	Full	99.96%
All In One Allemagne				Germany	Full	99.96%
Antin Bail				France	Full	100.00%
Aprolis Finance				France	Full	50.98%
Avelingen Finance BV			1	Netherlands	Equity	49.98%
Barloword Heftruck BV			1	Netherlands	Equity	99.96%
BNP Paribas Lease Group				France	Full	99.96%
BNP Paribas Lease Group BV			1	Netherlands	Full	99.96%
BNP Paribas Lease Group Holding SPA				Italy	Full	99.96%
BNP Paribas Lease Group Netherlands BV			1	Netherlands	Full	99.96%
BNP Paribas Lease Group UK PLC				UK	Full	99.96%
BNP Paribas Lease Group SA Belgium				Belgium	Full	99.96%
BNP Paribas Lease Group SPA				Italy	Full	99.96%
BNP Paribas Leasing Gmbh				Germany	Full	99.96%
Bureau Services Limited				UK	Full	99.96%
Centro Leasing SPA				Italy	Equity	37.28%
Claas Financial Services				France	Full	89.46%
Claas Leasing Gmbh				Germany	Full	89.46%
CNH Capital Europe				France	Full	50.08%
CNH Capital Europe Limited				UK	Full	50.08%
Commercial Vehicle Finance Limited				UK	Full	99.96%
Diamond Finance UK Limited				UK	Full	59.98%
Equipment Lease BV			1	Netherlands	Full	99.96%
Evergo Finanzaria	6			Italy		
Finance et Gestion SA				France	Full	69.97%

(A) Movements for 6 months to 30 june 2004	
(B) Movements for 6 months to 31 december 2004	
(C) Movements for 6 months to 30 june 2005	
1 - Acquisition	6 - Merger between consolidated entities
2 - Entity newly incorporated or passing qualifying threshold	7 - Change of method - Proportional method to full consolidation
3 - First-time consolidation to comply with IFRS	8 - Change of method - Full consolidation to equity method
4 - Disposal	9 - Change of method - Equity method to full consolidation
5 - Deconsolidation	10 - Change of method - Full consolidation to proportional method

Name	(A)	(B)	(C)	Country	Method	% Interest 30 june 2005
Leasing - Finance Leases (cont'd)						
Geveke Rental BV			1	Netherlands	Equity	49.98%
H.F.G.L Limited	2			UK	Full	99.96%
HIH Management Limited				UK	Full	99.96%
Humberclyde Commercial Investments Limited				UK	Full	99.96%
Humberclyde Commercial Investments N°1 Limited				UK	Full	99.96%
Humberclyde Commercial Investments N° 4 Limited				UK	Full	99.96%
Humberclyde Finance Limited				UK	Full	99.96%
Humberclyde Industrial Finance Limited				UK	Full	99.96%
Humberclyde Investments Limited	2			UK	Full	99.96%
Humberclyde Spring Leasing Limited				UK	Full	99.96%
Leaseco International BV			1	Netherlands	Full	99.96%
Natiobail				France	Full	99.96%
Natiocrédibail				France	Full	99.96%
Natiocrédimurs				France	Full	99.96%
Natioénergie				France	Full	99.96%
Norbail Snc			5	France	Full	
Norbail Location			5	France	Full	
Paricomi				France	Full	100.00%
S C A U			5	France		
SAS MFF			2	France	Full	50.98%
Same Deutz-Fahr Finance				France	Full	99.93%
Same Deutz Fahr Finance Limited				UK	Full	99.96%
Socappa	6			France		
UFB Asset Finance Limited				UK	Full	99.96%
United Care Group Limited				UK	Full	99.96%
United Care (Cheshire) Limited				UK	Full	99.96%
United Corporate Finance Limited				UK	Full	99.96%
United Inns Management Limited				UK	Full	99.96%
Consumer Credit						
Axa Banque Financement			5	France		
Banco Cetelem Argentine			5	Argentina		
Banco cetelem Portugal				Portugal	Full	100.00%
Banco Cetelem SA				Spain	Full	100.00%
Caisse d'Epargne Financement - CEFI				France	Equity	33.00%
Carrefour Administration Cartos de Creditos - CACC				Brazil	Equity	40.00%
Cetelem				France	Full	100.00%
Cetelem America				Brazil	Full	100.00%
Cetelem Bank Gmbh				Germany	Full	50.10%
Cetelem Bank SA			2	Poland	Full	100.00%
Cetelem Belgium				Belgium	Full	100.00%
Cetelem Benelux BV				Netherlands	Full	100.00%
Cetelem Brésil	9			Brazil	Full	100.00%

(A) Movements for 6 months to 30 june 2004	
(B) Movements for 6 months to 31 december 2004	
(C) Movements for 6 months to 30 june 2005	
1 - Acquisition	6 - Merger between consolidated entities
2 - Entity newly incorporated or passing qualifying threshold	7 - Change of method - Proportional method to full consolidation
3 - First-time consolidation to comply with IFRS	8 - Change of method - Full consolidation to equity method
4 - Disposal	9 - Change of method - Equity method to full consolidation
5 - Deconsolidation	10 - Change of method - Full consolidation to proportional method

Name	(A)	(B)	(C)	Country	Method	% Interest 30 June 2005
Consumer Credit (cont'd)						
Cetelem Capital Company Limited	5			S. Korea		
Cetelem CR				Czech Rep.	Full	100.00%
Cetelem Polska Expansion SA	9			Poland	Full	100.00%
Cetelem Thailande				Thailand	Full	100.00%
Cetelem UK (ex Halifax Cetelem Credit Limited)	7			UK	Full	100.00%
Cofica Bail				France	Full	100.00%
Cofidis International Groupe - C.I.G				France	Equity	15.00%
Cofinoga				France	Equity	44.00%
Cofiparc				France	Full	99.99%
Compagnie Médicale de financement de Voitures et matériels - CMV Médiforce				France	Full	100.00%
Credial		6		France		
Credial		6		France		
Crédit Moderne Antilles				France	Full	100.00%
Crédit Moderne Guyane				France	Full	100.00%
Crédit Moderne Océan Indien				France	Full	97.81%
Domofinance SA			2	France	Full	55.00%
Effico Iberia			2	Spain	Full	100.00%
Effico Soreco				France	Full	99.94%
Eurocredito				Spain	Full	100.00%
Facet				France	Full	99.69%
Fidem				France	Full	51.00%
Fimestic Expansion SA				Spain	Full	100.00%
Findomestic				Italy	Prop.	50.00%
Fortis Crédit				Belgium	Equity	45.00%
Laser				France	Equity	9.01%
Loisirs Finance				France	Full	51.00%
Magyar Cetelem				Hungary	Full	100.00%
Norrsken Finance	2			France	Full	51.00%
Sa Leval 3	5			France		
Servicios Financieros Carrefour EFC				Spain	Equity	40.00%
Société de Paiement Pass				France	Equity	40.01%
Special Purpose Entities						
FCC Findomestic		3		Italy	Prop.	
FCC Master Dolphin		2		France	Prop.	
FCC Master Noria		3		France	Full	
Property loans						
Abbey National France			1	France	Full	100.00%
Banca UCB SPA				Italy	Full	100.00%
BNP Paribas Invest Immo		2		France	Full	99.96%
Comprar Casa Servicios Immobiliarios SA	2		10	Spain	Prop.	48.50%
Hipoteca Internet S.L	2		10	Spain	Prop.	50.00%

(A) Movements for 6 months to 30 june 2004	
(B) Movements for 6 months to 31 december 2004	
(C) Movements for 6 months to 30 june 2005	
1 - Acquisition	6 - Merger between consolidated entities
2 - Entity newly incorporated or passing qualifying threshold	7 - Change of method - Proportional method to full consolidation
3 - First-time consolidation to comply with IFRS	8 - Change of method - Full consolidation to equity method
4 - Disposal	9 - Change of method - Equity method to full consolidation
5 - Deconsolidation	10 - Change of method - Full consolidation to proportional method

Name	(A)	(B)	(C)	Country	Method	% interest 30 june 2005
Property loans (cont'd)						
Rede Serviços Immobiliarios SA		2	10	Portugal	Prop.	47.56%
SAS Prêts et Services				France	Full	100.00%
Services et Prêts Immobiliers		6		France		
Tramitacion externa SA		2	10	Spain	Prop.	25.00%
UCB				France	Full	100.00%
UCB Hypotheken	2			Netherlands	Full	100.00%
Union de Creditos Immobiliarios - UCI			10	Spain	Prop.	50.00%
Union de Creditos Immobiliarios SA - EFC	2		10	Spain	Prop.	50.00%
Union de Creditos Immobiliarios Servicios Professionales	2		10	Spain	Prop.	50.00%
Special Purpose Entities						
FCC Domos 2003				France	Full	
FCC Master Domos		3		France	Full	
FCC Master Domos 4		3		France	Full	
FCC Master Domos 5		3		France	Full	
FCC U.C.I 2-9		3	10	Spain	Prop.	
Long term leasing with services						
Arius Finance				France	Full	99.99%
Arius SA				France	Full	99.99%
Arma Beheer BV		1		Netherlands	Full	99.99%
Arma Belgique		1		Belgium	Full	99.99%
Arma Nederland		1		Netherlands	Full	99.99%
Artegy Limited		2		UK	Full	99.99%
Arval Belgium				Belgium	Full	99.99%
Arval ECL SAS				France	Full	99.99%
Arval Limited				UK	Full	99.99%
Arval Luxembourg				Luxembourg	Full	99.99%
Arval Nederland				Netherlands	Full	99.99%
Arval PHH Buisiness Services Limited				UK	Full	100.00%
Arval PHH Buisiness Solutions Limited				UK	Full	100.00%
Arval PHH Deutschland Gmbh				Germany	Full	99.99%
Arval PHH Holding SAS				France	Full	99.99%
Arval PHH Holdings Limited				UK	Full	99.99%
Arval PHH Holdings UK Limited				UK	Full	99.99%
Arval PHH Limited				UK	Full	100.00%
Arval Portugal				Portugal	Full	99.99%
Arval Service Lease				France	Full	99.99%
Arval Service Lease Espagne				Spain	Full	99.97%
Arval Service Lease Italia				Italy	Full	99.99%
Arval Service Lease Polska SP				Poland	Full	99.99%
BNP Paribas Fleet Holdings Limited				UK	Full	99.99%

(A) Movements for 6 months to 30 june 2004	
(B) Movements for 6 months to 31 december 2004	
(C) Movements for 6 months to 30 june 2005	
1 - Acquisition	6 - Merger between consolidated entities
2 - Entity newly incorporated or passing qualifying threshold	7 - Change of method - Proportional method to full consolidation
3 - First-time consolidation to comply with IFRS	8 - Change of method - Full consolidation to equity method
4 - Disposal	9 - Change of method - Equity method to full consolidation
5 - Deconsolidation	10 - Change of method - Full consolidation to proportional method

Name	(A)	(B)	(C)	Country	Method	% interest 30 june 2005
Long term leasing with services (cont'd)						
Dialcard Fleet Information Services Limited				UK	Full	100.00%
Dialcard Limited				UK	Full	100.00%
Gestion et Location Holding				France	Full	99.99%
Harpur Assets Limited			5	UK		
Harpur UK Limited				UK	Full	100.00%
Leasing Handels und Service AG				Switzerland	Full	99.99%
Overdrive Buisiness Solutions Limited				UK	Full	100.00%
Overdrive Credit Card Limited				UK	Full	100.00%
PHH Financial services Limited				UK	Full	100.00%
PHH Holdings (1999) Limited				UK	Full	100.00%
PHH Investment Services Limited				UK	Full	100.00%
PHH Leasing (N°9) Limited				UK	Full	100.00%
PHH Treasury Services Limited				UK	Full	100.00%
PHH Truck Management Services Limited				UK	Full	100.00%
Pointeuro Limited				UK	Full	100.00%
The Harpur Group UK Limited				UK	Full	100.00%
Truck Management Artegy				France	Full	99.99%
Emerging and overseas markets						
Banque International Commerce et Industrie Burkina Faso				Burkina Faso	Full	50.47%
Banque International Commerce et Industrie Cote d'Ivoire				Ivory Coast	Full	67.32%
Banque International Commerce et Industrie Gabon				Gabon	Full	46.66%
Banque International Commerce et Industrie Senegal				Senegal	Full	53.89%
Banque Malgache de l'Ocean Indien				Madagascar	Full	75.00%
Banque Marocaine du Commerce et de l'Industrie				Marocco	Full	65.05%
Banque Marocaine du Commerce et de l'Industrie Leasing				Marocco	Full	46.86%
Banque Marocaine du Commerce et de l'Industrie Offshore				Marocco	Full	65.05%
Banque pour le Commerce et l'Industrie de la Mer Rouge				Djibouti	Full	51.00%
BNP Intercontinentale - BNPI				France	Full	100.00%
BNP Paribas BDDI Participations				France	Full	100.00%
BNP Paribas Cyprus Limited				Cyprus	Full	100.00%
BNP Paribas El Djazair	1			Algérie	Full	100.00%
BNP Paribas Guadeloupe				France	Full	100.00%
BNP Paribas Guyane				France	Full	100.00%
BNP Paribas Le Caire				Egypt	Full	95.19%
BNP Paribas Martinique				France	Full	100.00%
BNP Paribas Nouvelle Caledonie				France	Full	100.00%
BNP Paribas Réunion				France	Full	100.00%
EGE Turizm Ve Insaat AS			1	Turkey	Equity	50.00%
Sifida				Luxembourg	Full	94.68%
Société Financière pour pays d'Outre Mer - SFOM			5	Switzerland		
Turk Ekonimi Bankasi Ekonomy Bank Offshore Limited			1	Turkey	Prop.	50.00%

(A) Movements for 6 months to 30 june 2004	
(B) Movements for 6 months to 31 december 2004	
(C) Movements for 6 months to 30 june 2005	
1 - Acquisition	6 - Merger between consolidated entities
2 - Entity newly incorporated or passing qualifying threshold	7 - Change of method - Proportional method to full consolidation
3 - First-time consolidation to comply with IFRS	8 - Change of method - Full consolidation to equity method
4 - Disposal	9 - Change of method - Equity method to full consolidation
5 - Deconsolidation	10 - Change of method - Full consolidation to proportional method

Name	(A)	(B)	(C)	Country	Method	% interest 30 june 2005
Emerging and overseas markets (cont'd)						
Turk Ekonimi Bankasi Faktoring AS			1	Turkey	Prop.	42.15%
Turk Ekonimi Bankasi Portfoy Yonetimi AS			1	Turkey	Prop.	42.15%
Turk Ekonimi Bankasi Sigorta AS			1	Turkey	Prop.	50.00%
Turk Ekonimi Bankasi Yatirim Menkul Degerler AS			1	Turkey	Prop.	42.15%
Turk Ekonomi Bankasi			1	Turkey	Prop.	42.15%
Turk Ekonomi Bankasi Economy Bank NV			1	Netherlands	Prop.	42.15%
Turk Ekonomi Bankasi Finansal Kiralama AS			1	Turkey	Prop.	42.15%
Turk Ekonomi Bankasi Kiymetli Madenler AS			1	Turkey	Equity	50.00%
Turk Ekonomi Bankasi Yatirimlar Anonim Sirketi			1	Turkey	Prop.	50.00%
Union Bancaire pour le Commerce et l'Industrie				Tunisie	Full	50.00%
Union Tunisienne de Leasing				Tunisie	Full	35.24%
Varlik Yatirim Ortakligi AS			1	Turkey	Equity	14.70%

(A) Movements for 6 months to 30 june 2004	
(B) Movements for 6 months to 31 december 2004	
(C) Movements for 6 months to 30 june 2005	
1 - Acquisition	6 - Merger between consolidated entities
2 - Entity newly incorporated or passing qualifying threshold	7 - Change of method - Proportional method to full consolidation
3 - First-time consolidation to comply with IFRS	8 - Change of method - Full consolidation to equity method
4 - Disposal	9 - Change of method - Equity method to full consolidation
5 - Deconsolidation	10 - Change of method - Full consolidation to proportional method

Name	(A)	(B)	(C)	Country	Method	% interest 30 june 2005
AMS						
Insurance						
Antarius		4		France		
Banque Financiere Cardif				France	Full	100.00%
BNP Paribas Assurance				France	Full	100.00%
Cardif Asset Management				France	Full	100.00%
Cardif Assicurazioni SPA				Italy	Full	100.00%
Cardif Assurance Vie Polska			2	Poland	Full	100.00%
Cardif do Brasil Seguros				Brazil	Full	100.00%
Cardif Leven				Belgium	Full	100.00%
Cardif Levensverzekeringen NV				Netherlands	Full	100.00%
Cardif Nederland Holding BV				Netherlands	Full	100.00%
Cardif RD				France	Full	100.00%
Cardif SA				France	Full	100.00%
Cardif Schadeverzekeringen NV				Netherlands	Full	100.00%
Cardif Seguros de Vida	5			Chile		
Cardif Société Vie				France	Full	100.00%
Centro Vita Assicurazioni				Italy	Prop.	49.00%
Compagnie Bancaire Uk Fonds C				UK	Full	100.00%
Compania de Seguros de Vida	5			Argentina		
Compania de Seguros Generales				Chile	Full	100.00%
Cybele RE				France	Full	100.00%
Darnell Limited	2			Ireland	Full	100.00%
European Reinsurance	5			UK		
GIE BNP Paribas Assurance				France	Full	59.50%
Investlife sa				Luxembourg	Full	100.00%
Natio Assurance				France	Prop.	50.00%
Natiovie				France	Full	100.00%
Pinnacle Insurance PLC				UK	Full	97.53%
Pinnacle Insurance Holding PLC				UK	Full	97.53%
Pinnacle Insurance Management Services PLC				UK	Full	97.53%
State Bank of India Insurance Company Limited	5			India		
Private banking						
Bank von Ernst			1	France	Full	99.99%
Bergues Finance Holding				Bahamas	Full	99.99%
BNP Paribas Espana SA				Spain	Full	99.48%
BNP Paribas Investment Services LLC				United States	Full	100.00%
BNP Paribas Private Bank				France	Full	100.00%
BNP Paribas Private Bank Monaco				France	Full	99.99%
BNP Paribas Private Bank Switzerland				Switzerland	Full	99.99%
BNP Paribas Private Banking Japan	4			Japon		
Conseil Investissement				France	Full	100.00%
Société Monégasque de Banque Privée			1	France	Full	99.99%
United European Bank Switzerland				Switzerland	Full	99.99%
United European Bank Trust Nassau				Bahamas	Full	99.99%

(A) Movements for 6 months to 30 june 2004	
(B) Movements for 6 months to 31 december 2004	
(C) Movements for 6 months to 30 june 2005	
1 - Acquisition	6 - Merger between consolidated entities
2 - Entity newly incorporated or passing qualifying threshold	7 - Change of method - Proportional method to full consolidation
3 - First-time consolidation to comply with IFRS	8 - Change of method - Full consolidation to equity method
4 - Disposal	9 - Change of method - Equity method to full consolidation
5 - Deconsolidation	10 - Change of method - Full consolidation to proportional method

Name	(A)	(B)	(C)	Country	Method	% Interest 30 june 2005
Online brokerage						
B*Capital				France	Full	99.96%
Cortal Consors Belgique	5			Belgium		
Cortal Consors Espana SV		6		Spain		
Cortal Consors France				France	Full	100.00%
Cortal Consors Internationa Holding GmbH		6		Germany		
Cortal Consors Luxembourg			6	Luxembourg		
Cortal Fund Management				France	Full	100.00%
Asset management						
BNP Paribas Asset Management				France	Full	100.00%
BNP Paribas Asset Management Brasil Limitada			2	Brazil	Full	100.00%
BNP Paribas Asset Management Group				France	Full	100.00%
BNP Paribas Asset Management Group Luxembourg				Luxembourg	Full	99.66%
BNP Paribas Asset Management SGR Milan SPA			5	Italy		
BNP Paribas Asset Management UK Limited				UK	Full	100.00%
BNP Paribas Asset Servicing SAS			2	France	Full	100.00%
BNP Paribas Epargne Entreprise Gestion				France	Full	100.00%
BNP Paribas Gestion Epargne Salariale	6			France		
Fauchier Partners Management Limited			1	UK	Prop.	50.00%
Fischer Francis Trees and Watts				United States	Equity	81.42%
Securities services						
BNP Paribas Fund Services				Luxembourg	Full	100.00%
BNP Paribas Fund Services Australasia Limited				Australia	Full	100.00%
BNP Paribas Fund Services Dublin Limited				Ireland	Full	100.00%
BNP Paribas Fund Services Holdings				UK	Full	100.00%
BNP Paribas Fund Services UK Limited				UK	Full	100.00%
BNP Paribas Securities Services - BPSS				France	Full	100.00%
BNP Paribas Securities Services International Holding SA				France	Full	100.00%
Property services						
Antin Vendôme				France	Full	96.77%
Atis Real Expertise		1		France	Full	100.00%
Atisreal Auguste-Thouard	1	9		France	Full	96.07%
Atisreal Auguste-Thouard Habitat Foncier	1	9		France	Full	75.88%
Atisreal Belgium SA	1	9		Belgium	Full	100.00%
Atisreal Benelux SA	1	9		Belgium	Full	100.00%
Atisreal Consult	1	9		France	Full	100.00%
Atisreal Consult GmbH	1	9		Germany	Full	100.00%
Atisreal Espana SA	1	9		Spain	Full	100.00%
Atisreal GmbH	1	9		Germany	Full	100.00%
Atisreal Holding Belgium SA	1	9		Belgium	Full	100.00%
Atisreal Holding France	1	9		France	Full	100.00%

(A) Movements for 6 months to 30 june 2004	
(B) Movements for 6 months to 31 december 2004	
(C) Movements for 6 months to 30 june 2005	
1 - Acquisition	6 - Merger between consolidated entities
2 - Entity newly incorporated or passing qualifying threshold	7 - Change of method - Proportional method to full consolidation
3 - First-time consolidation to comply with IFRS	8 - Change of method - Full consolidation to equity method
4 - Disposal	9 - Change of method - Equity method to full consolidation
5 - Deconsolidation	10 - Change of method - Full consolidation to proportional method

Name	(A)	(B)	(C)	Country	Method	% interest 30 june 2005
Property services (cont'd)						
Atisreal Holding GmbH	1	9		Germany	Full	100.00%
Atisreal International	1	9		France	Full	100.00%
Atisreal Limited	1	9		UK	Full	79.62%
Atisreal Luxembourg SA	1	9		Belgium	Full	100.00%
Atisreal Management GmbH	1	9		Germany	Full	100.00%
Atisreal Netherlands BV	1	9		Netherlands	Full	100.00%
Atisreal Property Management GmbH	1	9		Germany	Full	100.00%
Atisreal Property Management Services	1	9		Belgium	Full	100.00%
Atisreal Proplan GmbH	1	9		Germany	Full	75.18%
Atisreal Services	1	9		France	Full	96.11%
Atisreal USA Inc.	1	9		United States	Full	100.00%
Atisreal Weatheralls Financial Services Limited	1	9		UK	Full	79.62%
Auguste-Thouard Fimorem	1	9		France	Full	95.96%
Auguste-Thouard Residencial SL	1	9		Spain	Full	100.00%
Banque Centrale de Données Immobilières	1	9		France	Full	96.07%
BNP Paribas Immobilier				France	Full	100.00%
BNP Paribas Participations Finance Immobilier				France	Full	100.00%
BNP Paribas Immobilier Property Management (ex Sa Meunier Participation)				France	Full	100.00%
Chancery Lane Management Services Limited	1	9		UK	Full	79.62%
F G Ingenerie et Promotion Immobilière	1			France	Full	100.00%
Immobiliere des Bergues				France	Full	100.00%
Meunier Promotion				France	Full	100.00%
SA Comadim				France	Full	100.00%
SA Gerer				France	Full	100.00%
SA Procodis				France	Full	100.00%
SAS Astrim				France	Full	100.00%
SAS Meunier Developpements				France	Full	100.00%
SAS Meunier Habitat				France	Full	100.00%
SAS Meunier Immobilières d'Entreprises				France	Full	100.00%
SAS Meunier Mediterranee				France	Full	96.50%
SAS Meunier Rhône Alpes				France	Full	100.00%
Sinvim				France	Full	100.00%
SNC Cezanne			5	France		
SNC Comadim Residences Servives				France	Full	99.97%
SNC Espaces Immobiliers				France	Full	100.00%
SNC Lot 2 Porte d'Asnières		2		France	Full	100.00%
SNC Matisse			4	France		
SNC Meunier Gestion				France	Full	100.00%
Weatheralls Consultancy Services Limited	1	9		UK	Full	79.62%

(A) Movements for 6 months to 30 june 2004	
(B) Movements for 6 months to 31 december 2004	
(C) Movements for 6 months to 30 june 2005	
1 - Acquisition	6 - Merger between consolidated entities
2 - Entity newly incorporated or passing qualifying threshold	7 - Change of method - Proportional method to full consolidation
3 - First-time consolidation to comply with IFRS	8 - Change of method - Full consolidation to equity method
4 - Disposal	9 - Change of method - Equity method to full consolidation
5 - Deconsolidation	10 - Change of method - Full consolidation to proportional method

Name	(A)	(B)	(C)	Country	Method	% interest 30 June 2005
Corporate & Investment Banking						
FRANCE						
BNP Paribas Arbitrage				France	Full	100.00%
BNP Paribas Equities France				France	Full	99.96%
BNP Paribas Equity Strategies France				France	Full	100.00%
BNP Paribas Peregrine Group	2			France	Full	100.00%
BNP Paribas Stratégies Actions				France	Full	100.00%
Capstar Partners Sas				France	Full	93.33%
Optichamps			2	France	Full	100.00%
Paribas Dérivés Garantis Snc				France	Full	100.00%
Parifergie	2			France	Full	100.00%
Parilease				France	Full	100.00%
Sas Esomet			2	France	Full	100.00%
Snc Atargatis			2	France	Full	100.00%
Snc Méditerranéa			2	France	Full	100.00%
EUROPE						
BNP AK Dresdner Bank AS			4	Turkey		
BNP AK Dresdner Financial Kiralama			4	Turkey		
BNP Capital Finance ltd				Ireland	Full	100.00%
BNP Factor				Portugal	Full	100.00%
BNP Ireland Limited				Ireland	Full	100.00%
BNP Paribas (Bulgaria) AD				Bulgarie	Full	100.00%
BNP Paribas Bank (Hungaria) RT				Hungary	Full	100.00%
BNP Paribas Bank (Polska) SA				Poland	Full	100.00%
BNP Paribas Bank NV				Netherlands	Full	100.00%
BNP Paribas Capital Investments Limited				UK	Full	100.00%
BNP Paribas Capital Markets Group Limited				UK	Full	100.00%
BNP Paribas Commodity Futures Limited				UK	Full	100.00%
BNP Paribas E & B Limited				UK	Full	100.00%
BNP Paribas Equities Italia SIM SPA	5			Italy		
BNP Paribas Finance plc				UK	Full	100.00%
BNP Paribas Fixed Assets Limited				UK	Full	100.00%
BNP Paribas Guernesey Limited	5			UK		
BNP Paribas Luxembourg sa				Luxembourg	Full	100.00%
BNP Paribas Net Limited				UK	Full	100.00%
BNP Paribas Services				Switzerland	Full	99.99%
BNP Paribas Sviluppo				Italy	Full	100.00%
BNP Paribas Suisse SA				Switzerland	Full	99.99%
BNP Paribas UK Holding Limited				UK	Full	100.00%
BNP Paribas UK Holdings Limited				UK	Full	100.00%
BNP Paribas UK Limited				UK	Full	100.00%
BNP Paribas ZAO				Russia	Full	100.00%
Dealremote Limited				UK	Full	100.00%
Paribas Management Service Limited				UK	Full	100.00%

(A) Movements for 6 months to 30 june 2004	
(B) Movements for 6 months to 31 december 2004	
(C) Movements for 6 months to 30 june 2005	
1 - Acquisition	6 - Merger between consolidated entities
2 - Entity newly incorporated or passing qualifying threshold	7 - Change of method - Proportional method to full consolidation
3 - First-time consolidation to comply with IFRS	8 - Change of method - Full consolidation to equity method
4 - Disposal	9 - Change of method - Equity method to full consolidation
5 - Deconsolidation	10 - Change of method - Full consolidation to proportional method

Name	(A)	(B)	(C)	Country	Method	% interest 30 june 2005
EUROPE (cont'd)						
Paribas Trust Luxembourg SA				Luxembourg	Full	100.00%
Robin Flight Limited			2	Ireland	Full	100.00%
Swalow Flight Limited			2	Ireland	Full	100.00%
Utexam Limited	2			Ireland	Full	100.00%
AMERICAS						
BNP Andes				Peru	Full	100.00%
BNP Paribas Asset Management Incorporated				United States	Full	100.00%
BNP Paribas Brasil SA				*Brazil*	*Full*	*100.00%*
BNP Paribas Brokerage Services Incorporated			6	United States		
BNP Paribas Canada				Canada	Full	100.00%
BNP Paribas Capstar Partners Incorporated				United States	Full	100.00%
BNP Paribas Commodities Futures Incorporated				United States	Full	99.99%
BNP Paribas Leasing Corporation				United States	Full	100.00%
BNP Paribas North America Incorporated				United States	Full	100.00%
BNP Paribas RCC Incorporation				United States	Full	100.00%
BNP Paribas Securities Corporation				United States	Full	100.00%
Capstar Partners LLC				United States	Full	93.00%
Cooper Neff Advisors Incorporated				United States	Full	100.00%
Cooper Neff Group Incorporated				*United States*	*Full*	*100.00%*
French American Banking Corporation - F.A.B.C				United States	Full	100.00%
Paribas North America				United States	Full	100.00%
Petits Champs Participaçoes e Serviços SA				Brazil	Full	100.00%
ASIA - OCEANIA						
BNP Equities Asia Limited				Malaysia	Full	100.00%
BNP Paribas (China) Limited				China	Full	100.00%
BNP Paribas Arbitrage (Hong-Kong) Limited				Hong-Kong	Full	100.00%
BNP Paribas Asia Equities Limited				*Hong-Kong*	*Full*	*100.00%*
BNP Paribas Equities Group Australia Limited	5			Australia		
BNP Paribas Equities Hong Kong	5			Hong-Kong		
BNP Paribas Finance (Hong-Kong) Limited				Hong-Kong	Full	100.00%
BNP Paribas Futures (Hong-Kong) Limited				Hong-Kong	Full	100.00%
BNP Paribas Pacific (Australia) Limited				Australia	Full	100.00%
BNP Paribas Peregrine (Malaisie) Limited	5			Malaysia		
BNP Paribas Peregrine (Singapour) Limited				Singapour	Full	100.00%
BNP Paribas Peregrine Capital Limited				Hong-Kong	Full	100.00%
BNP Paribas Peregrine Futures Limited	5			Hong-Kong		
BNP Paribas Peregrine Investment Limited	5			Hong-Kong		
BNP Paribas Peregrine Securities (Thailande) Limited				*Thailand*	*Full*	*100.00%*
BNP Paribas Peregrine Securities Korea Company Limited				S. Korea	Full	100.00%
BNP Paribas Peregrine Securities Limited				Hong-Kong	Full	100.00%
BNP Paribas Peregrine Securities Pte Limited				Singapour	Full	100.00%
BNP Paribas Securities Australia Limited	5			Australia		
BNP Paribas Securities (Taiwan) Limited			2	Taiwan	Full	100.00%
BNP Paribas Peregrine Services Limited				Hong-Kong	Full	100.00%
BNP Paribas Securities Limited				Hong-Kong	Full	100.00%

(A) Movements for 6 months to 30 june 2004	
(B) Movements for 6 months to 31 december 2004	
(C) Movements for 6 months to 30 june 2005	
1 - Acquisition	6 - Merger between consolidated entities
2 - Entity newly incorporated or passing qualifying threshold	7 - Change of method - Proportional method to full consolidation
3 - First-time consolidation to comply with IFRS	8 - Change of method - Full consolidation to equity method
4 - Disposal	9 - Change of method - Equity method to full consolidation
5 - Deconsolidation	10 - Change of method - Full consolidation to proportional method

Name	(A)	(B)	(C)	Country	Method	% interest 30 june 2005
ASIA - OCEANIA (cont'd)						
PT Bank BNP Paribas Indonésia				Indonesia	Full	99.99%
PT BNP Lippo Utama Leasing			5	Indonesia		
PT BNP Paribas Peregrine	9			Indonesia	Full	99.00%
Special Purpose Entities						
54 Lombard Street Investments Limited		1		UK	Full	
ARV International Limited			2	Cayman I.	Full	
Altels Investment Limited			2	Cayman I.	Full	
BNP Paribas (New Zealand) Finance Limited		2		New Zeland	Full	
BNP Paribas Arbitrage Issuance BV				Netherlands	Full	
BNP Paribas Emissions und Handel. GmbH				Germany	Full	
BNP Paribas Finance Incorporated				United States	Full	
BNP Paribas New Zealand Limited				New Zeland	Full	
BNP Paribas Principal Incorporated				United States	Full	
Bougainville BV		1		Netherlands	Full	
China Samantha Finance 1			2	France	Full	
China Samantha Finance 2			2	France	Full	
China Samantha Finance 3			2	France	Full	
Crisps Limited				Cayman I.	Full	
Eliopée Limited		3		Jersey	Full	
Epimetheus Investments Limited				Cayman I.	Full	
Euroliberté PLC		3		Ireland	Full	
European Hedged Equity Limited	2			Cayman I.	Full	
Fidex PLC				UK	Full	
Filip Partnership	5			UK		
Global Guaranteed Cliquet Investment				Cayman I.	Full	
Global Guaranteed Equity Limited	2			Cayman I.	Full	
Global Hedged Equity Investment Limited				Cayman I.	Full	
Global Protected Alternative Investments Limited	2			Cayman I.	Full	
Global Protected Equity Limited	2			Cayman I.	Full	
Harewood Investments N°1 Limited		2		UK	Full	
Harewood Investments N°2 Limited			2	UK	Full	
Harewood Investments N°3 Limited			2	UK	Full	
Harewood Investments N°4 Limited			2	UK	Full	
Henaross PTY Limited				Australia	Full	
Iliad Investments PLC			2	Cayman I.	Full	
Joconde SA				Luxembourg	Full	
Laffitte Participation 2	2			France	Full	
Liquidity Limited			2	Cayman I.	Full	
Lock-In Global equity Limited		2		Cayman I.	Full	
Marc Finance Limited			2	Cayman I.	Full	
Mexita Limited N° 2				Cayman I.	Full	
Mexita Limited N° 3				Cayman I.	Full	
Mexita Limited N° 4				Cayman I.	Full	
Mistral Investments SA				Luxembourg	Full	
Olan 2 Enterprises PLC		3		Ireland	Full	
Paregof				France	Full	

(A) Movements for 6 months to 30 june 2004	
(B) Movements for 6 months to 31 december 2004	
(C) Movements for 6 months to 30 june 2005	
1 - Acquisition	6 - Merger between consolidated entities
2 - Entity newly incorporated or passing qualifying threshold	7 - Change of method - Proportional method to full consolidation
3 - First-time consolidation to comply with IFRS	8 - Change of method - Full consolidation to equity method
4 - Disposal	9 - Change of method - Equity method to full consolidation
5 - Deconsolidation	10 - Change of method - Full consolidation to proportional method

Name	(A)	(B)	(C)	Country	Method	% interest 30 june 2005
Special Purpose Entities (cont'd)						
Parritaye Property Pty Limited				Australia	Full	
Robin Flight Limited			2	Ireland	Full	
Singapore Emma Finance 1 SAS				France	Full	
Singapore Emma Finance 2 SAS	2			France	Full	
Sirocco Investments SA				Luxembourg	Full	
St Maarten CDO Limited			2	Cayman I.	Full	
Starbird Funding Corporation		3		United States	Full	
Sunny Funding Limited			2	Cayman I.	Full	
Swalow Flight Limited			2	Ireland	Full	
Tender Option Bond Municipal program				United States	Full	
Thésée Limited		3		Jersey	Full	
Thunderbird Investments PLC			2	Ireland	Full	

(A) Movements for 6 months to 30 june 2004	
(B) Movements for 6 months to 31 december 2004	
(C) Movements for 6 months to 30 june 2005	
1 - Acquisition	6 - Merger between consolidated entities
2 - Entity newly incorporated or passing qualifying threshold	7 - Change of method - Proportional method to full consolidation
3 - First-time consolidation to comply with IFRS	8 - Change of method - Full consolidation to equity method
4 - Disposal	9 - Change of method - Equity method to full consolidation
5 - Deconsolidation	10 - Change of method - Full consolidation to proportional method

Name	(A)	(B)	(C)	Country	Method	% interest 30 june 2005
Other Business Units						
Private Equity (BNP Paribas Capital)						
Banexi Société de Capital-Risque				France	Full	99.99%
Carbonne Lorraine		3	4	France	Equity	
Claireville				Belgium	Full	100.00%
Cobema				Belgium	Full	100.00%
Cobepa Technology				Belgium	Full	100.00%
Compagnie Belge de Participations Paribas - COBEPA (Groupe)	8		4	Belgium		
Compagnie Financière Ottomane				Luxembourg	Full	96.61%
Erbe		3		Belgium	Equity	47.01%
Evialis		3		France	Full	63.32%
Gepeco				Belgium	Full	100.00%
NHG Guyomarc'h		6		France		
Paribas Participation Limitée				Canada	Full	100.00%
Sagal		6		France		
Klépierre						
Akciova Spolocnost Arcol				Slovaquia	Full	53.30%
Belarcol	5			Belgium		
Besloten Vennotschap Capucine BV				Netherlands	Full	53.30%
GIE Klepierre Services				France	Full	46.77%
I G C SPA				Italy	Prop.	26.65%
ICD SPA				Italy	Full	45.30%
Klecar Italia SPA				Italy	Full	44.24%
Klefin Italia SPA				Italy	Full	53.30%
SA Brescia				France	Full	53.30%
SA Cinéma de l'Esplanade				Belgium	Full	53.30%
Cinneo	6			Italy		
SA Coimbra				Belgium	Full	53.30%
SA Delcis Cr				Czech Rep.	Full	52.77%
SA Devimo Consult				Belgium	Equity	13.99%
SA Duna Plaza		1		Hungary	Full	53.30%
SA Foncière de Louvain la Neuve				Belgium	Full	53.30%
SA Galiera Parque Nascente				Portugal	Prop.	26.65%
SA Gondobrico				Portugal	Prop.	26.65%
SA Klecar Foncier Espana				Spain	Full	44.24%
SA Klecar Foncier Iberica				Spain	Full	44.24%
SA Klelou Immobiliare				Portugal	Full	53.30%
SA Klenord Immobiliaria				Portugal	Full	53.30%
SA Klepierre				France	Full	53.30%
SA Klepierre Athinon AE				Greece	Full	44.24%
SA Klépierre Foncier Makedonia				Greece	Full	44.24%
SA Klepierre NEA Efkarpia AE				Greece	Full	44.24%
SA Klepierre Peribola Patras AE				Greece	Full	44.24%
SA Klepierre Vallecas		2		Spain	Full	53.30%

(A) Movements for 6 months to 30 june 2004	
(B) Movements for 6 months to 31 december 2004	
(C) Movements for 6 months to 30 june 2005	
1 - Acquisition	6 - Merger between consolidated entities
2 - Entity newly incorporated or passing qualifying threshold	7 - Change of method - Proportional method to full consolidation
3 - First-time consolidation to comply with IFRS	8 - Change of method - Full consolidation to equity method
4 - Disposal	9 - Change of method - Equity method to full consolidation
5 - Deconsolidation	10 - Change of method - Full consolidation to proportional method

Name	(A)	(B)	(C)	Country	Method	% interest 30 june 2005
Klépierre (cont'd)						
SA Klepierre Vinaza				Spain	Full	53.30%
SA Kletel Immobiliaria				Portugal	Full	53.30%
SA Sogecaec				Portugal	Full	39.97%
SARL Assago		2		*Italy*	*Equity*	10.66%
SARL Collegno	1			Italy	Full	53.30%
SARL Csepel 2002		1		Hungary	Full	53.30%
SARL Debrecen 2002		1		Hungary	Full	53.30%
SARL Effe Kappa	1			Italy	Prop.	26.65%
SARL Galiera Commerciale Klepierre			2	Italy	Full	53.30%
SARL Gyor 2002		1		Hungary	Full	53.30%
SARL Immobiliare Magnolia				Italy	Full	45.30%
SARL Kanizsa 2002		1		Hungary	Full	53.30%
SARL Kaposvar 2002		1		Hungary	Full	53.30%
SARL Miskolc 2002		1		Hungary	Full	53.30%
SARL Novate				Italy	Full	45.30%
SARL Nyiregyhaza Plaza		1		Hungary	Full	53.30%
SARL P S G				Italy	Prop.	19.99%
SARL Plaza Center Management		1		Hungary	Prop.	26.65%
SARL Szeged Plaza		1		Hungary	Full	53.30%
SARL Szolnok Plaza		1		Hungary	Full	53.30%
SARL Uj Alba		1		Hungary	Full	53.30%
SARL Zalaegerszeg Plaza		1		Hungary	Full	53.30%
SAS 192 avenue Charles De Gaulle				France	Full	53.30%
SAS 21 Kleber				France	Full	53.30%
SAS 21 la Perouse				France	Full	53.30%
SAS 43 Grenelle				France	Full	53.30%
SAS 43 Kleber				France	Full	53.30%
SAS 46 Notre-Dame des victoires				*France*	*Full*	53.30%
SAS 5 Turin				France	Full	53.30%
SAS Baudot Massy			6	France		
SAS Cande				France	Full	53.29%
SAS CB Pierre				France	Full	53.30%
SAS Cecobil				France	Prop.	26.65%
SAS Cecoville				France	Full	53.30%
SAS Centre Jaude Clermont				France	Full	53.29%
SAS Concorde Puteaux				France	Full	53.30%
SAS Doumer Caen				France	Full	53.28%
SAS du 23 avenue Marignan				France	Full	53.30%
SAS Espace Cordeliers				France	Prop.	26.65%
SAS Espace Dumont D'Urville				France	Full	53.30%
SAS Espace Kleber				France	Full	53.30%
SAS Flandre				France	Full	53.30%
SAS Holding Gondomar 1				France	Full	53.30%
SAS Holding Gondomar 3				France	Full	53.30%
SAS Issy Desmoulins				*France*	*Full*	53.30%
SAS KLE 1 (ex SAS Klepierre Transactions)				France	Full	53.30%

(A) Movements for 6 months to 30 june 2004	
(B) Movements for 6 months to 31 december 2004	
(C) Movements for 6 months to 30 june 2005	
1 - Acquisition	6 - Merger between consolidated entities
2 - Entity newly incorporated or passing qualifying threshold	7 - Change of method - Proportional method to full consolidation
3 - First-time consolidation to comply with IFRS	8 - Change of method - Full consolidation to equity method
4 - Disposal	9 - Change of method - Equity method to full consolidation
5 - Deconsolidation	10 - Change of method - Full consolidation to proportional method

Name	(A)	(B)	(C)	Country	Method	% interest 30 june 2005
Klépierre (cont'd)						
SAS Kleber Levallois				France	Full	53.30%
SAS Klecar Participations Italie				France	Full	44.24%
SAS Klemurs				France	Full	53.30%
SAS Klepierre Finance				France	Full	53.30%
SAS Klepierre Hongrie		1		France	Full	53.30%
SAS Le Havre Capelet				France	Full	53.30%
SAS Le Havre Tourneville				France	Full	53.30%
SAS Leblanc Paris 15				France	Full	53.30%
SAS Louis David		6		France		
SAS LP7				France	Full	53.30%
SAS Marseille Le Merlan				France	Full	53.30%
SAS Melun Saint-Peres				France	Full	53.29%
SAS Odysseum Place de France				France	Full	37.31%
SAS Oise Cergy		6		France		
SAS Opale				France	Full	53.30%
SAS Poitiers Alienor				France	Full	53.30%
SAS Saint-Andre Pey berland				France	Full	53.30%
SAS Segecar	6			France		
SAS Soaval				France	Prop.	19.99%
SAS Socoseine				France	Full	49.97%
SAS Strasbourg La Vigie				France	Full	53.22%
SAS Suffren Paris 15				France	Full	53.30%
SAS Toulouse Mermoz		2	6	France		
SAS Tours Nationale				France	Full	53.30%
SC Antin Vendome			5	France		
SC Centre Bourse				France	Full	53.30%
SC Solorec				France	Full	42.64%
SCI 8 rue du Sentier		6		France		
SCI Aurora		1	6	France		
SCI Bassin Nord				France	Prop.	26.65%
SCI Bègles Papin		2		France	Full	53.30%
SCI Chaptal Alun		6		France		
SCI Noble Cafetaria		1	6	France		
SCI Noble Galerie		1	6	France		
SCI Noble Restauration		1	6	France		
SCI Orengal		1	6	France		
SCI Secovalde				France	Full	21.32%
SCI Tour Marcel Brot				France	Full	53.30%
SCS Begles Arcins				France	Prop.	26.65%
SCS Klecar Europe Sud				France	Full	44.24%
SCS Ségécé				France	Full	39.97%
Ségécé Hellas Réal Estate Management		2	2	Greece	Full	53.30%
Seravalle SPA		1		Italy	Full	53.30%
SL Centros Shopping Gestion		7		Italy	Full	39.97%
SNC Fonciere Saint Germain				France	Full	53.30%
SNC Galae				France	Full	46.50%

(A) Movements for 6 months to 30 june 2004	
(B) Movements for 6 months to 31 december 2004	
(C) Movements for 6 months to 30 june 2005	
1 - Acquisition	6 - Merger between consolidated entities
2 - Entity newly incorporated or passing qualifying threshold	7 - Change of method - Proportional method to full consolidation
3 - First-time consolidation to comply with IFRS	8 - Change of method - Full consolidation to equity method
4 - Disposal	9 - Change of method - Equity method to full consolidation
5 - Deconsolidation	10 - Change of method - Full consolidation to proportional method

Name	(A)	(B)	(C)	Country	Method	% Interest 30 june 2005
Klépierre (cont'd)						
SNC General Leclerc 11-11bis Levallois				France	Full	53.30%
SNC Jardins des Princes				France	Full	53.30%
SNC KC1				France	Full	44.24%
SNC KC10				France	Full	44.24%
SNC KC11				France	Full	44.24%
SNC KC12				France	Full	44.24%
SNC KC2				France	Full	44.24%
SNC KC20				France	Full	44.24%
SNC KC3				France	Full	44.24%
SNC KC4				France	Full	44.24%
SNC KC5				France	Full	44.24%
SNC KC6				France	Full	44.24%
SNC KC7				France	Full	44.24%
SNC KC8				France	Full	44.24%
SNC KC9				France	Full	44.24%
SNC Kleber la Perouse				France	Full	53.30%
SNC Klecar France				France	Full	53.30%
SNC Klegestion				France	Full	53.30%
SNC Klepierre Conseil				France	Full	53.30%
SNC Kletransactions		2		France	Full	53.30%
SNC Le Barjac Victor				France	Full	53.30%
SNC Le Havre Lafayette				France	Prop.	26.65%
SNC Le Havre Vauban				France	Prop.	26.65%
SNC Maille Nord 4			5	France		
SNC SCOO (ex Sas Secmarne)				France	Full	42.61%
SNC Ségécé Loisirs Transactions				France	Full	39.97%
SNC Soccendre				France	Full	40.11%
SNC Sodevac				France	Full	53.30%
SRO F M C Central europe				Czech Rep.	Full	29.98%
Vignate	6			Italy		
Zobel Investment BV	5			Netherlands		
Property companies (property used in operations)						
Capefi				France	Full	100.00%
Compagnie Immobiliere de France				France	Full	100.00%
Ejesur				Spain	Full	100.00%
SAS 5 Kleber				France	Full	100.00%
SAS Foncière de la Compagnie Bancaire				France	Full	100.00%
SCI Immobilière Marché Saint-Honoré				France	Full	100.00%
SCI Rueil Caudron	2			France	Full	99.98%
Société d'Etudes Immobilières de Constructions - Setic				France	Full	100.00%
Investment companies and other subsidiaries						
Antin Participation 4				France	Full	100.00%
Antin Participation 5				France	Full	100.00%
Axa Re-finance	4			France		
BNP Paribas de Réassurance au Luxembourg				Luxembourg	Full	100.00%

(A) Movements for 6 months to 30 june 2004	
(B) Movements for 6 months to 31 december 2004	
(C) Movements for 6 months to 30 june 2005	
1 - Acquisition	6 - Merger between consolidated entities
2 - Entity newly incorporated or passing qualifying threshold	7 - Change of method - Proportional method to full consolidation
3 - First-time consolidation to comply with IFRS	8 - Change of method - Full consolidation to equity method
4 - Disposal	9 - Change of method - Equity method to full consolidation
5 - Deconsolidation	10 - Change of method - Full consolidation to proportional method

Name	(A)	(B)	(C)	Country	Method	% interest 30 june 2005
Investment companies and other subsidiaries (cont'd)						
BNP Paribas Emergis				France	Full	100.00%
BNP Paribas International BV				Netherlands	Full	100.00%
BNP Paribas Partners for Innovation	1			*France*	Equity	50.00%
BNP Paribas Partners for Innovation - suisse			2	Switzerland	Equity	50.00%
BNP Paribas UK Treasury Limited				UK	Full	100.00%
Compagnie Auxiliaire d'Entreprises et de Chemins de Fer				France	Full	99.99%
Compagnie d'Entreprises Industrielles et Commerciales		2		*France*		
Compagnie Bancaire Uk Fonds B				UK	Full	100.00%
Compagnie d'Investissements de Paris - C.I.P				France	Full	100.00%
Financière BNP Paribas				France	Full	100.00%
Financière Marché Saint Honoré				France	Full	100.00%
Finaxa				France	Equity	20.90%
GIE Groupement Auxiliaire et de Moyens - GAM	2			France	Full	100.00%
Kle 65				France	Full	100.00%
Kle 66				France	Full	100.00%
Luxpar-Ré				Luxembourg	Full	100.00%
Omnium Gestion Developpement Immobilier				France	Full	100.00%
Paribas International				France	Full	100.00%
Placement, Gestion, Finance Holding - Plagefin				Luxembourg	Full	99.99%
Quatch				France	Full	99.96%
Sagip				Belgium	Full	100.00%
Sas Klefinances				France	Full	100.00%
SNC Bincofi			5	France		
Société Auxiliaire de Construction Immobilière - SACI		2		France	Full	100.00%
Société Centrale d'Investissement				France	Full	100.00%
Societe Française Auxiliaire - S.F.A.				France	Full	100.00%
Société Jovacienne de Participations				France	Full	100.00%
UCB Bail				France	Full	100.00%
UCB Entreprises				France	Full	100.00%
UCB Group Limited		5		UK		
UCB Locabail immobilier				France	Full	100.00%
Verner Investissements (Groupe)	1			France	Equity	41.10%
Special Purpose Entities						
Antin Participation 7				France	Full	
Antin Participation 13				France	Full	
BNP Paribas Capital Trust LLC 1				United States	Full	
BNP Paribas Capital Trust LLC 2				United States	Full	
BNP Paribas Capital Trust LLC 3				United States	Full	
BNP Paribas Capital Trust LLC 4				United States	Full	
BNP Paribas Capital Trust LLC 5				United States	Full	
BNP Paribas Capital Trust LLC 6				United States	Full	
BNP Paribas US Medium Term Notes Program				United States	Full	
BNP Paribas US Structured Medium Term Notes LLC				United States	Full	
BNP US Funding LLC				United States	Full	

(A) Movements for 6 months to 30 june 2004	
(B) Movements for 6 months to 31 december 2004	
(C) Movements for 6 months to 30 june 2005	
1 - Acquisition	6 - Merger between consolidated entities
2 - Entity newly incorporated or passing qualifying threshold	7 - Change of method - Proportional method to full consolidation
3 - First-time consolidation to comply with IFRS	8 - Change of method - Full consolidation to equity method
4 - Disposal	9 - Change of method - Equity method to full consolidation
5 - Deconsolidation	10 - Change of method - Full consolidation to proportional method

5.c BUSINESS COMBINATIONS

Acquisition of TEB Mali

In February 2005, BNP Paribas acquired a 50% interest in the holding company TEB Mali, which owns 84.25% of the Turkish bank Turk Ekonomi Bankasi (TEB). The Colakoglu group retained a 50% interest in TEB Mali.

TEB is a mid-sized universal bank which, via its subsidiaries, offers corporate and retail customers a full range of financial services and products including export financing, leasing, factoring, consumer credit, deposit-taking, treasury and asset management, insurance, investment banking and brokerage. On the acquisition date, TEB had a network of 85 branches and also owned two banks outside Turkey.

The assets and liabilities of TEB Mali, recognised at fair value as of the acquisition date, mainly comprised:

- Assets: customer loans of EUR 1,476 million (BNP Paribas share: EUR 738 million)
- Liabilities: customer deposits of EUR 1,781 million (BNP Paribas share: EUR 891 million)

The acquisition price was USD 252 million, or an equivalent value of EUR 198 million at the acquisition date. A price adjustment contingent on the future profitability of TEB, payable at the start of 2008, was agreed by the parties. Acquisition costs of EUR 6 million were incurred. Goodwill on this acquisition was provisionally measured at an equivalent value of EUR 122 million at 30 June 2005, and was recognised as an asset in the balance sheet. The value of this goodwill is supported by the highly favourable growth prospects of TEB. In addition, the acquisition by BNP Paribas of an interest in the TEB Group's holding company provides an opportunity to forge many operational alliances in a wide variety of fields such as export financing and commodities, consumer credit, mortgage lending, leasing and retail banking, thereby enhancing the TEB group's expertise and product range.

TEB Mali has been consolidated with effect from the acquisition date, and contributed EUR 9 million to consolidated net income for the first half of 2005. The acquisition generated a net cash inflow of EUR 40 million for the BNP Paribas Group.

5.d ADDITIONAL INFORMATION ON THE GALERIES LAFAYETTE TRANSACTION

At the end of March 2005, BNP Paribas acquired 29.5% of the shares of Galeries Lafayette under an agreement the terms of which included arrangements for joint control of Cofinoga. In the second half of 2005, BNP Paribas will transfer these shares under the terms of the agreement to Motier (formerly Semad), a holding company. Following this transfer and the public tender offers already initiated by Motier, 99.9% of the capital of Galeries Lafayette will be held by Motier. BNP Paribas will thereby own 37% of Motier, under a shareholders' agreement stipulating terms regarding the liquidity of the interest held by BNP Paribas. In substance, these terms require half of the BNP Paribas interest to be accounted for as a loan, and the other half to be account for as an available-for-sale asset.

At 30 June 2005, the Galeries Lafayette shares owned by the Group were classified as available-for-sale assets.